STUDIO LEGALE

GILIBERTI PAPPALETTERA TRISCORNIA

E ASSOCIATI

VIA VISCONTI DI MODRONE 21 - 20122 MILANO - TEL. 02 76 00 15 85 - FAX 02 78 08 58 - 02 76 02 85 12

CODICE FISCALE E PARTITA IVA 13159210155

[redacted]

08000112

PROCESSED
JAN 11 2008
THOMSON FINANCIAL

Milan, January 8th 2008

SUPPL

RECEIVED
2008 JAN -9 A 10:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission

Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Cassa Di Risparmio Di Firenze

Subject: Banca CR Firenze S.p.A. – File Number 82-5126

Ladies and Gentlemen:

Pursuant to the filing requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "**Act**"), on behalf of Banca CR Firenze S.p.A. (the "**Company**"), enclosed please find one copy of each of the following documents:

1. internal dealing communication dated September 25, 2007;

2. an updated version of the articles of association dated October 8, 2007;

3. an English version of the press release dated October 11, 2007 regarding the modification of the share capital following the exercise of certain rights under the stock option plan in force;

4. internal dealing communication dated October 12, 2007;

5. an English version of the press release dated November 12, 2007 regarding the approval of the Quarterly Consolidated Report as of September 30, 2007;

6. an English version of the communication regarding the availability of the Quarterly Consolidated Report as of September 30, 2007;

dlw 1/9

7. an Italian version of the September 30, 2007 consolidated quarterly report (the press release under no. 5 above is attached thereto as temporary English translation);

8. Communication to SEC, dated November 23, 2007, regarding the number of holders of the Company's ordinary shares resident in the United States;

9. an English version of the press release dated November 29, 2007 regarding the modification of the share capital following the exercise of certain rights under the stock option plan in force;

10. an updated version of the articles of association dated November 21, 2007;

11. list of branches openings and closings in 2007.

This letter and the enclosed documents are being furnished in accordance with the requirements of Rule 12g3-2(b) of the Act, with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by the Company that it is subject to the Act. As always, please do not hesitate to contact the undersigned with any further questions or comments you may have.

Very truly yours,

Avv. Alessandra Guercia

ALLEGATO 6 /ANNEX 6

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152 octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*Bucciarelli*	NOME / FIRST NAME	*Paolo*

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C 2) DIRIGENTE CHE HA REGOLARE ACCESSO A INFORMAZIONI PRIVILEGIATE E DETIENE IL POTERE DI ADOTTARE DECISIONI DI GESTIONE CHE POSSONO INCIDERE SULL'EVOLUZIONE E SULLE PROSPETTIVE FUTURE DELL'EMITTENTE QUOTATO / SENIOR EXECUTIVE HAVING REGULAR ACCESS TO INSIDE INFORMATION RELATING, DIRECTLY OR INDIRECTLY, TO THE ISSUER, AND THE POWER TO MAKE MANAGERIAL DECISIONS ON THE FUTURE DEVELOPMENTS AND BUSINESS PROSPECTS OF THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	*CASSA DI RISPARMIO DI FIRENZE*

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA[4]

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*Bucciarelli*	NOME / FIRST NAME	*Paolo*

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE
SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[2]	CODICE ISIN / ISIN CODE[3]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
24/09/2007	V	IT0004194970	BANCA CR FIRENZE	AZO	4,906	6.595	32,355.07	MERC-IT	
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							32,355.07		

SEZIONE B): RELATIVA AGLI ALTRI STRUMENTI FINANZIARI COLLEGATI ALLE AZIONI DI CUI ALL'ART. 152-sexies, comma 1, lett. b1 , b3
SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3

DATA / DATE	TIPO OPER / TYPE OF TRANSACTION[7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT: CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	AZIONE SOTTOSTANTE / UNDERLYING SECURITY: CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT: QUANTITA / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT/DISINVESTMENT: QUANTITA DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)	DATA SCADENZA / MATURITY	NOTE / NOTES

TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)	0
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)	32.355,07

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments.
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction.
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - \- = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0,99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1,01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction.
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-emarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant, in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio, la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

BANCA CR FIRENZE

CASSA DI RISPARMIO DI FIRENZE
Società per Azioni

Parent Company of *Gruppo Banca CR Firenze*
Banking Groups Registration N° 6160.6
Registered Head Office: via Bufalini 6, Florence
Capital shares: Euro 828,708,568.00 entirely paid
Register of Companies, Fiscal & VAT n° 04385190485

Articles of Association
Last update on 8 October 2007

Amendments to the text of the Article 5
following the exercise of stock options

Article 1 – Name

"Cassa di Risparmio di Firenze Società per Azioni", hereinafter also named "Banca CR Firenze SpA", is a joint stock company established pursuant to Law 218 of 30 July 1990, and Legislative Decree 356 of 20 November 1990, through the transfer of the banking business of the Cassa di Risparmio di Firenze as it was then called, and of which the Ente Cassa di Risparmio di Firenze (the "Transferring Institution") is a continuation.

The Company may use, along with its own distinctive brand marks, the names of other companies that it has absorbed in time, through mergers or other causes, as long as the other names are used jointly with its own company name, as specified above.

The Company is the parent company of the "Banca CR Firenze" group, pursuant to article 61 of Legislative Decree 385 of 1 September 1993.

Article 2 – Registered Office

The registered office of the Company is at Via Bufalini n. 6, Florence. The Board of Directors may establish partners and agencies in Italy and abroad, in accordance with the relevant governing legislation.

Article 3 – Duration

The Company's duration shall be until 31 December 2100. This term may be extended.

Article 4 - Purpose of the Company

The Company's purpose is to accumulate savings and provide loans in various forms, including activities that were performed by its predecessor, the Cassa di Risparmio di Firenze, pursuant to law or to administrative provisions, including loans against pledges, agricultural loans, and loans to artisans.

The Company may undertake all permitted transactions and banking and financial services, may issue bonds, and, subject to obtaining the required authorizations, establish and manage open pension funds pursuant to article 9 of Legislative Decree 124 of 21 April 1993, each allocated with its own separate and independent assets within the context of Company assets pursuant to article 2117 of the Civil Code, or to undertake custodian duties for the balances of the said funds.

The Company, in its capacity as parent company of the Banca CR Firenze group, controls and manages the various activities undertaken by the group in order to ensure overall stability, in the pursuit of economic, financial and asset growth.

In performing its management and coordination activities, the Company, in the interests of group stability, shall issue, *inter alia*, instructions to members of the group to comply with Bank of Italy regulations.

The Company may undertake any other transaction and activity not reserved by law to other parties, which is instrumental or in any way connected to the attainment of company objectives.

Article 5 - Registered capital

The share capital shall be **Euro 828,708,568.00** divided into **828,708,568 shares** of a nominal value of Euro 1.00 each. A share capital increase may be made by issuing shares against receivables or payment in kind.

Among all the operations executed by the Board of Directors, in accordance with article 2443 of the Civil Code and on the basis of the mandate it received from the General Shareholders' Meeting of 27 March 2000, on matters pertaining to the "Incentive Stock Plan" reserved to company executives and to executives employed by the other banks in the Group, pursuant to article 2441, paragraph 5, of the Civil Code, only the paid-in share capital increase decided by the Board of Directors on 31 July 2003 remains to be fully completed. To this date, in accordance to the resolutions voted by the General Meeting of Shareholders held on 27 April 2006, a maximum number of 4,080,000 shares of a current nominal value of Euro 1.00 each has been determined and may be subscribed from 1 August 2006 to 1 August 2009. At **5 October 2007**, following the implementation of the above-described operation a **total number of 3,797,019 shares had been issued.**

The shares are registered and indivisible.

Each share gives the holder the right to one vote.

By resolution of the extraordinary Meeting, preference shares may be issued, together with other categories of shares with various rights.

The purchase or subscription of shares, by any party, directly or through subsidiaries, trust companies, or through third parties, is subject to regulations governing capital holdings in banks and parent companies of banking groups.

Article 6 – Shareholders' Meeting

The legally constituted Shareholders' Meeting represents all shareholders, and its resolutions, adopted in accordance with law and the articles of association, are binding on all shareholders, including non-participating and dissenting shareholders.

The ordinary Meeting is held at least once a year, within four months of the close of the company's financial year.

Procedures for Meetings are regulated by appropriate standing orders approved by an ordinary Meeting. Meetings are chaired by the Chairman of the Board of Directors, or in his absence or inability to attend, by the Deputy Chairman. In the event of the absence or inability to attend of both the Chairman and the Deputy Chairman, the Meeting shall elect a Chairman from among those present.

The Meeting shall appoint a Secretary to assist the Chairman. The presence of the Secretary is not necessary when the minutes are drawn up by a Notary.

Without prejudice to powers to convene meetings and integrate the agenda provided by specific provisions of law, Meetings are called by the Chairman acting on appropriate resolutions of the Board of Directors, and may be convened in places other than the registered offices provided that they are held in Italy. Meetings are convened by means of a notice indicating the day, time, and place of the Meeting, together with an order of business, to be published in the daily newspaper *Il Sole 24 Ore* under the terms provided by current

legislation. The notice may also indicate the day fixed for a second Meeting, and, if necessary, for a third Meeting, if the first and second Meetings are inconclusive.

Article 7 – The right to attend General Meetings

To attend meetings of the company, it is necessary that, at least two working days prior to the date of the meeting, the Bank receives the right-to-vote certificate, pursuant and in accordance to article 85, paragraph 4 of the Legislative Decree 58 of 24/02/1998 and article 31 of Legislative Decree 213 of 24/06/1998, or a broker's certificate as per article 2370, paragraph 2 of the Civil Code. The shares quoted in the aforesaid certificates cannot be sold or used as the object of a financial transaction until the meeting has taken place, unless the shareholder rejects his right to attend the forthcoming meeting.

The Chairman of the Meeting shall be responsible for ascertaining the correct assembly proceedings and the true identity and voting rights of the participants in addition to directing and moderating discussions and ascertaining voting results.

Article 8 – Establishment and resolutions of Meetings

The provisions of law shall be observed in order to ensure that the Meetings and their relevant resolutions are validly established unless provided otherwise by these Articles of Association.

If a Banking Foundation (as defined hereunder) including the Transferring Institution, participating in an ordinary shareholders' meeting, is capable of exercising a vote that expresses the majority of the shares present and entitled to vote, on the basis of the capital present or represented at the meeting, as ascertained by the Chairman of the meeting during its course and immediately before each vote, the Chairman shall notify the meeting of this situation and exclude the Banking Foundation from the vote, for the purposes of the resolution in which this circumstance has occurred, limiting the number of shares that represent the difference plus one share between the number of shares of the said Banking Foundation and the total amount of shares of the remaining shareholders (other than the Banking Foundation), that are present and entitled to participate in the said vote.

Shares excluded from the vote pursuant to the second paragraph above shall however be taken into account for the regular establishment of the Shareholders' Meeting, but not for the majority required for the approval of resolutions of the Meeting.

For the purposes of these Articles of Association, "Banking Foundation" shall be understood as a shareholder that is classified as a banking foundation as governed by Law 461 of 23 December 1998, and by Legislative Decree no. 153 of 17 May 1999, as amended, or that is controlled directly or indirectly by one or more of the said Banking Foundations. For the purposes of the application of the second paragraph above of this Article 8, the shares of parties controlled by a Banking Foundation shall be included with those of the controlling Foundation.

The control indicated above applies in the cases provided for by Article 6 of Legislative Decree no. 153 of 17 May 1999, as supplemented by Article 6 of Ministerial Decree no. 150 of 18 May 2004, as amended.

The provisions of the second paragraph of this Article shall also apply when the vote expressing the majority of shares present and entitled to vote at ordinary shareholders' meetings pursuant to the said second paragraph includes the votes of other shareholders that directly or indirectly adhere to agreements on the

exercise of the right to vote or to the transfer of shares in the Company and in all cases to agreements and/or understandings in the nature of a voting pact pursuant to Article 122 of Legislative Decree no. 58 of 24 February 1998, and Article 20 of Legislative Decree no. 385 of 1 September 1993, in which the Banking Foundations have contributed the majority of syndicated shares. In such cases, the limitation of shares entitled to vote shall be applied to each shareholder in proportion to the total shares of parties to the agreement who are present at the meeting.

Article 9 – Board of Directors

The Company is administered by a Board of Directors appointed by the Shareholders' Meeting. The Board is composed of an even number between 10 and 18 members, including the Chairman of the Board, the number to be determined by the Shareholders' Meeting. The General Manager may also be appointed as a Director.

The Chairman and Deputy Chairman are appointed from among their own members by the Board of Directors, if not appointed by the Shareholders' Meeting.

Directors, unless resolved otherwise by a Shareholders' Meeting, shall serve three-year terms, in all cases serving until the Meeting called to approve the financial statement for the third financial year. Directors may be re-elected. If a majority of Directors cease to perform their functions due to resignation or for any other reason, the entire Board shall be considered as outgoing, although remaining with full powers until the a new board is elected. The remaining Directors must call a Shareholders' Meeting without delay for the purpose of appointing a new Board.

Directors shall be elected by a list voting system, as follows:

(i) the appointment of the Board of Directors shall take place on the basis of lists presented by shareholders pursuant to the following paragraphs, in which candidates must be listed by numerical order;

(ii) lists presented by shareholders must be deposited at the offices of the Company and published at the shareholders' expense in at least two national newspapers, one of which must be a financial newspaper, at least ten days before the date established for the initial Shareholders' Meeting;

(iii) each shareholder may present or contribute to the presentation of one single list, and each candidate may be presented in one single list on penalty of ineligibility;

(iv) shareholders who form part of the same group, i.e. the parent bank and entities directly or indirectly controlled by the parent bank, pursuant to Article 93 of Legislative Decree no. 58 of 24 February 1998, or who are linked by shareholders' agreements pursuant to Article 122 of the said Decree must be considered as a single shareholder and may not, as a group, present more than one list;

(v) only shareholders that, individually or together with other shareholders, are holders of shares representing at least 2.5% of the registered capital with a right to vote at ordinary shareholders' meetings or, if a lower percentage, by the different percentage of shares established by Consob Regulations pursuant to art. 147 ter of Italian Legislative Decree 58 of 24 February 1998; shall have the right to present lists; in order to attest to the holding of the necessary number of shares for presentation of lists, shareholders must present and/or deliver proper certification issued by the broker with whom the shares are deposited to the Company offices at least ten days before the date fixed for the initial Shareholders' Meeting.

(vi) together with each list, declarations by individual candidates, accepting the candidature and attesting, under their own responsibility, that no grounds exist for their ineligibility or incompatibility, that they possess the requirements for appointment to the post, and, where applicable, that they possess the requirements of independence provided by law and by the corporate governance code for listed companies,

which must be possessed by at least two candidates for each list, must be deposited within the aforementioned time limit;

(vii) each party entitled to vote may vote for a single list only. Shareholders who form part of the same group, i.e. the parent bank and entities directly or indirectly controlled by the parent bank, pursuant to Article 93 of Legislative Decree no. 58 of 24 February 1998, or who are linked by shareholders' agreements pursuant to Article 122 of the said Decree, including where only one has presented a list, may vote only for the said list (even where the list is formally presented by only one of the shareholders); similarly, shareholders that have presented a common list pursuant to point (v) above, may vote only for the said list;

(viii) lists for presentation of which all the provisions of this Article 9 have not been observed shall be considered as not presented;

(ix) the election of the Board of Directors shall proceed as follows:

(a) the votes obtained by the lists shall be divided successively by one, two, three, four, and so on, according to the number of Directors to be elected. The quotients thus obtained shall be assigned progressively to each of the candidates on the said list, according to the order respectively provided therein. The quotients thus attributed to the candidates of the various lists shall be arranged in a single list in decreasing order. Subject to the provisions of letters (b) to (g) below, those candidates who have achieved the highest quotients shall be elected. In the event that more than one candidate has received the same quotient, the candidate on the list that has still not elected a director or that has elected the lesser number of directors shall be elected. In the event that none of the said lists have yet elected a director, or all the lists have elected the same number of directors, the candidate from the said lists that has obtained the greater number of votes shall be elected;

(b) the list that has obtained the greater number of votes shall in all cases be assigned, in the progressive order in which candidates are listed in the said list, a number of directors equal to at least half those to be elected, plus two directors, obviously provided that, on the basis of the calculation indicated at letter (a), the said list is not entitled to a greater number of directors. Also elected Director is the first candidate on this list that proves not to be related, even indirectly, with shareholders presenting or voting upon the list receiving the greater number of votes, in accordance with art. 147 ter, paragraph 3 of Italian Legislative Decree 58 of 24 February 1998. Candidates elected thus shall be struck off in decreasing order from the list drawn up under the provisions of letter a), it being understood that the other candidates shall retain their original quotients;

(c) in derogation of the provisions of letter (b) above, if the list that has obtained the greater number of votes is presented exclusively by one or more Banking Foundations, a number of directors equal to no more than half of the total amount of directors to be elected shall be appointed from that list.

If the list that has obtained the greater number of votes has been presented by one or more Banking Foundations together with one or more other shareholders, the number of directors designated by Banking Foundations may not in any case exceed half the total of directors to be elected;

(d) directors not assigned to the majority list and to the first of the remaining lists not related to the majority list, within the terms indicated above shall be drawn from the other lists, applying the mechanism indicated at letter (a) above;

(e) each of the other lists shall be assigned a maximum number of three directors, according to the order indicated on each list. Each directorship in excess of this number shall be assigned in turn to the first of the candidates not elected in decreasing order, who belong to a list from which at least one and less than three directors have been drawn. In the absence of available lists, the excess directorships shall be assigned to the majority list in the listed order of non-elected candidates in accordance with the provisions of letters (b) and (c) above;

(f) at least two directors from the majority list that possess the independence requirements indicated at point (vi) must be drawn from the majority list, derogating from the list order if necessary; similarly, a further independent director must be drawn from each minority list that has nominated the maximum number of administrators permitted by letter (e) above;

(g) if no list is presented, the Shareholders' Meeting shall appoint the Board of Directors by the methods indicated at Article 8.

The Shareholders' Meeting shall provide, by the methods established at Article 8, for appointment of directors that, for any reason, are not appointed pursuant to the procedures indicated at the 4th paragraph above.

The Board shall appoint a Secretary and deputy Secretary who is either a Director or a Company Manager.

Article 10 – Board Meetings

The Board shall normally meet once a month, including in places other than the registered office, but within the European Union, upon the Chairman's convocation, who must, in all cases, call a Meeting when requested to do so by at least one third of Directors or by a member of the Board of Statutory Auditors..

Notice of the Meeting must be issued by registered letter to the address for service of Directors and Statutory Auditors, at least five days prior to the day of the Meeting. In cases of urgency, Meetings may be convened by telegram, telex, fax or other means that guarantee reception, with reduced notice of twenty-four hours.

If the Chairman is absent or unable to attend, the Board shall be chaired by the Deputy Chairman. In his absence, the Board shall be chaired by the longest serving Director. The longest serving Director shall be understood as the Director who has served uninterruptedly for the longest time. In the event of a tie due to contemporaneous appointment, the eldest Director shall serve.

In order for resolutions of the Board of Directors to be valid, a majority of sitting Directors must be present, and resolutions must be taken by an absolute majority of those present.

If the General Manager is not a Director, he may participate in Board Meetings without voting rights.

The Secretary or his replacement shall be responsible for drawing up the minutes of each meeting, which must be signed by the person chairing the meeting and the Secretary.

Participation in meetings of the Board of Directors through the use of videoconference systems is permitted provided that all entitled parties may participate and be identified, are capable of intervening in the discussion in real time, and may receive, examine, and transmit documents. The Board meeting shall be considered as held in the place in which the Chairman and Secretary are present.

Article 11 – Directors' remuneration

Board members are entitled to remuneration in accordance with the resolutions adopted by the Shareholders' Meeting which shall determine the amount, a fixed annual fee and attendance fees, and reimbursement, including by lump sum payment, of expenses incurred in the exercise of their office.

In accordance with the recommendation of the Statutory Auditors, the Board shall determine the remuneration due to Directors who have been assigned particular responsibilities under these Articles of Association, or other particular assignments, mandates or duties.

Article 12 – Powers of the Board

The Board of Directors possesses all the powers for the ordinary and extraordinary administration of the Company that have not been reserved, by inviolable provision of law or of the Articles of Association, to the Shareholders' Meeting.

The Board of Directors is empowered to vote resolutions pertaining to the following issues: amendments to company bylaws to conform them to new legal regulations, mergers and divisions specifically foreseen in articles 2505 and 2505 bis, and referred to under article 2506 ter, of the Civil Code and share capital decreases when one or more shareholders withdraw. Reference is always made to article 2436 of the Civil Code.

The Board of Directors shall appoint an Executive Committee from among its own members, determining its functions and powers, and may appoint a Managing Director, setting out the limits of their authority.

For specific actions, for individual transactions and specific sections of Company management, the Board may also confer mandates on individual Directors, determining the limits of their mandates and the powers granted to them.

Resolutions concerning the following matters are reserved to the Board of Directors and may not be delegated, other than where provided by law:

a) the determination of general management guidelines;

b) the appointment of the General Manager, one or more Deputy General Managers and the Executive responsible for the preparation of financial statements, together with their revocation, removal or termination.

c) the determination of the highest level organizational structure of the Company and the relevant internal regulations, including the definition of personnel policy;

d) the purchase and sale of its own shares;

e) the acquisition or transfer of shareholdings that may affect the composition of the banking group and significant transactions with related parties;

f) the determination of the functions and powers to be granted to the Executive Committee, the Managing Director, if appointed, to Directors to whom any particular mandates have been granted, and to the General Manager, including in relation to the granting of credit, and at the General Manager's suggestion supervisors of distribution units and other Company employees on the basis of their functions;

g) the approval of consolidated financial statements.

h) the definition of general group strategies and the relevant implementation criteria, in particular in relation to capitalization policies, distribution channels, share acquisition or divestment, personnel policies, and the definition of uniform methods for the implementation of regulations and instructions issued by the Supervisory Body and the approval of group Regulations.

i) the resolutions described in the second paragraph of article 12 of the bylaws.

By appropriate resolution and in all cases for the purpose provided by law, the Board may vest Directors, the General Manager, Company employees, and all levels of employees of related or subsidiary companies operating in the context of corporate organization with powers of signature and representation of the Company, including in legal proceedings.

In cases of need and urgency, the Chairman, by agreement with the General Manager, may assume decisions reserved to the Board, except for those set out in the fifth paragraph above, and all decisions reserved to the Executive Committee with immediate effect against third parties. The competent Body must be notified of any such decision at its next meeting.

The Board of Directors shall promptly notify the Statutory Auditors of its activities and the most significant economic, financial and asset operations undertaken by the Company or by subsidiaries, with particular reference to operations involving interests of one or more members, directly or through third

parties. Notifications, at least on a quarterly basis, shall be made verbally during Board meetings or by written notification to the Board of Auditors.

Article 13 – Chairman

The Chairman has the power to legally represent the Company in its relations with third parties and in legal proceedings. The Chairman convenes and chairs Shareholder's meetings, the Board of Directors, and the Executive Committee, with responsibility for initiatives and coordination.

If the Chairman is absent or unable to attend, he shall be replaced by the Deputy Chairman or in the latter's absence, by the longest serving Director, identified by the terms indicated at article 10, paragraph 3.

Article 14 – Executive Committee

The Executive Committee is composed of a minimum of 5 and a maximum of 8 members.

The Chairman, Deputy Chairman, Managing Director, where appointed, and the General Manager, when the latter is a member of the Board of Directors, shall be ex-officio members of the Executive Committee.

The term of office of non ex-officio members of the Committee shall be established by the Board of Directors. The frequency of meetings and procedures for convening meetings shall be established by the Committee itself.

The provisions of article 10, paragraphs 4 et seq. shall apply in relation to the validity of resolutions and other regulations for meetings and the keeping of minutes. The Secretary of the Board of Directors shall perform the function of Secretary of the Committee.

The Executive Committee shall report to the Board of Directors and the Statutory Auditors, at least on a quarterly basis, during meetings or by written document with respect to general management trends, their foreseeable evolution, and the most significant operations undertaken by the Company and its subsidiaries in terms of size and nature. This obligation shall extend to the Managing Director, if appointed.

Article 15 – Board of Auditors

The ordinary meeting shall appoint three Statutory Auditors and two alternate auditors. Statutory and Alternate Auditors, whether acting or replacement, must possess the requirements set by the regulations and may be re-elected.

Auditors shall serve three-year terms, in all cases serving until the Meeting called to approve the financial statement for the third financial year.

At least one statutory and one alternate auditor must be entered in the register of auditors held by the Ministry of Justice and have acted s statutory auditor for a period of not less than three years.

Pursuant to paragraph 3 of article 1 of Ministry of Justice Decree no. 162 of 30 March 2000, the sectors that strictly relate to company activities are those of credit, finance, and insurance.

The functions and remuneration of Auditors shall be in accordance with the law. Auditors are also entitled to the same attendance fees as Directors, as provided by the Shareholders' Meeting, and to reimbursement, including by lump sum payment, of expenses incurred in performing their duties.

Persons who are in situations legally declared incompatible or who do not possess the requirements of integrity, professionalism and independence established by law and/or by secondary implementation regulations may not be elected Auditors, or if elected, shall forfeit their office.

The Statutory Auditors, through a written notice signed by the Chairman of the Board of Statutory Auditors, must immediately give *Banca d'Italia* information on all those documents and events which have emerged in the course of their activities and which imply irregularities in the company's management or violations of banking activities rules.

Article 16 – Appointment of Board of Auditors

The Board of Auditors shall be established on the basis of lists presented by shareholders in accordance with the procedures indicated below, and in any event in compliance with the provisions of art. 148, paragraph 2 of Italian Legislative Decree 58 of 24 February 1998 and related enactment measures.

For this purpose, lists of candidates are presented in accordance with terms and methods specified by applicable legal regulations. The lists are divided into two sections, one concerning candidates to the office of auditor, the other concerning candidates to the office of substitute auditor. At least one candidate must be nominated in each section and the names are listed in order by consecutive numbering.

For each candidate, the subsistence or otherwise of the requirements specified in art. 15, paragraph 3 of these articles of association must be indicated, and must be met by at least the first candidate in each section of each list presented. The lists must also be accompanied by documents and information as required by applicable law, and in any event by the declarations from each individual candidate accepting their nomination and confirming, under their own responsibility, that the requirements are met, as prescribed under current law, in order to be appointed to office. Each candidate may be proposed in a single list only, on penalty of ineligibility.

With regard to the minimum shareholding necessary for the presentation of lists, and related documentation to confirm such a holding, the provisions of law and regulations on this matter shall apply, together with the provisions of these articles of association governing the election of the Board of Directors, in particular article 9, paragraph 4 (v).

Any list presented that fails to observe the aforementioned provisions shall be deemed not to have been presented.

Each shareholder, or group of related shareholders, this term intended as those shareholders related under the terms of art. 9, paragraph 4 (iv) or (vii), may not present or vote for more than one list, as individuals or via a third party or trustee. Each shareholder contributing to the presentation of a list may vote upon that list only.

The two candidates from the section of the list that has obtained the greater number of votes, and the first candidate from the section of the first of the remaining lists which obtained the greater number of votes and is not related to the first list, pursuant to art. 148, paragraph 2 of Italian Legislative Decree 58 of 24 February 1997 and related enactment measures shall be elected Statutory Auditors. The first candidate in the section of the list that has obtained the greater number of votes, and the first candidate in the section of the remaining obtaining the greater number of votes and is not related, as specified above, to the first. shall be elected alternate auditors. In the event of parity of votes between two or more lists, the candidates shall be elected in order of seniority until the vacant posts have been assigned.

The candidate elected from the list from which, previously, only one acting auditor was elected shall be appointed Chairman. In the event of replacement of a Statutory Auditor drawn from the list that obtained the greater number of votes, the said replacement shall be drawn from the same list. Similarly, the replacement of an auditor drawn from the minority list, as specified above, will be made from said list and will assume the role of Chairman of the Board of Statutory Auditors.

If only one list is presented, or in any event there exists no other list distinct from that obtaining the greater number of votes, the acting and substitute auditors will be appointed from the first or only list, in the order in which they are listed. The first candidate from the section specific to acting auditors will be appointed Chairman.

For the appointment of acting and substitute auditors which for any reason are not appointed in accordance with procedures as specified above, the Shareholders' Meeting shall decide under the terms of article 8.

The appointment of Auditors for completion of the Board in accordance with article 2401 of the Civil Code shall be made by the Shareholders' Meeting under the terms of article 8. If it proves necessary to reintegrate the number of members elected from the minority list, prior to voting the Chairman will exclude from the vote all share quotients represented at the meeting for which the holder is the shareholder, or group of related shareholders pursuant to paragraph 5 above, in possession, also jointly in the case of related shareholders, of the highest share capital holding, calculated on quotients indicated in the list of shareholders, from compulsory communications issued by the shareholders and from any other information available to the Bank.

Shareholdings excluded from the vote pursuant to the above paragraph are in any event taken into account for the purposes of the duly constituted Shareholders' Meeting, but not also for the purpose of the majority required for the approval of Shareholders' Meeting resolutions. .

Article 17 – Powers to convene meetings

The Board of Auditors may, by written communication to the Chairman, convene a Shareholders' Meeting, or meetings of the Board of Directors, or the Executive Committee. This power to convene meetings may also be exercised by at least two members of the Board of Auditors. Each individual auditor may also convene a meeting of the Board of Directors or the Executive Committee.

Article 18 – Authority for signature and representation of the company

Powers of signature and representation of the company, including powers to act in legal proceedings, may be awarded to the parties indicated in paragraph 6 of article 12, including by proxy signed by the Chairman according to the methods, limits, and for the purposes established by the Board of Directors.

The Board may also, for specific actions or categories of actions, authorize the Chairman to award proxies to persons external to the Company.

Article 19- General Manager

The General Manager is at the head of the Company's organizational structure and personnel, and exercises functions in the context of the provisions of these articles and the powers granted by the Board of Directors.

In particular, the General Manager:

manages resource strategy, establishes tasks and formulates qualitative and quantitative objectives for Group companies, in the context of the guidelines and according to the powers awarded to him by the Board.

undertakes all the measures relating to personnel of every type that are not reserved to the Board under article 12, paragraph 4, according to criteria fixed by the Board of Directors, and proposes all other measures relating to personnel to the Board of Directors or the Executive Committee.

for actions and issues not within his/her own competence, formulates duly prepared proposals to submit to the Company's collective decision-taking bodies, including for activities relating to the role of the parent company, according to the relevant powers, and provides for the execution of the resolutions adopted by the said Bodies.

ensures the correct performance of duties assigned to employees, including by means of inspections, investigations, and assessments.

arranges for collections and payments, with powers of mandate to other employees.

signs ordinary correspondence, endorsements, deeds, agreements, undertakings and documents in general that involve the ordinary activity of the Company and appends receipts to bills of exchange, credit instruments, cheques and orders issued by public and private administrations, with the power to delegate the powers to managers, executives and employees designated by him/her.

permits reductions, cancellations, subrogations and endorsements of mortgages, mortgage transcriptions and registrations, lift distraints, challenges, and other impediments of any kind, renounces subscription rights, with reference to corresponding reductions or credit settlements, with the power to delegate the said powers to managers, executives and employees designated by him/her.

take preventive measures to protect the Company names, including by means of applications for monitoring, precautionary and urgent provisions, including all that is considered necessary, as preventative measures, in the Company interest, with powers to award the relevant powers of attorney, and to delegate the said powers to managers, executives, and employees designated by him/her.

When not called to be a member of the Board of Directors, the General Manager participates in meetings of both the Board and the Executive Committee, without voting rights, exercising his/her constructive functions.

The General Manager is assisted by one or more deputy General Managers and/or Central Directors who replace him/her in if absent or unable to attend, according to the provisions of the Board of Directors.

The signature of the General Manager's replacement shall serve as evidence of the latter's absence or incapacity against third parties.

Subject to approval from the Board of Statutory Auditors, the Board of Directors appoints the executive responsible for the preparation of financial statements pursuant to art. 154 bis, Italian Legislative Decree 58 of 24 February 1998. Subjects called upon to perform such duties are only those subjects with at least three years' experience in management, professional or university teaching activities.

The executive appointed to prepare the financial statements is also appointed manager of an organizational structure which, as part of the Bank organization, must report directly to the General Manager or to direct line managers of the General Manager.

Article 20 – Financial Statements

The company financial year shall close on 31st December of each year.

In accordance with the provisions of law, the Board shall arrange for the preparation of the financial statement and the preparation and approval of the consolidated financial statement at the end of each financial year.

Article 21 – Profit distribution

The net profit resulting from the consolidated financial statements shall be allocated as follows:

a portion not less than 5% to the legal reserve, until the extent of the reserve reaches one fifth of the registered capital.

to the statutory reserve or any other reserve funds resolved by the Shareholder's meeting.

the residue to the holders of shares, subject to any allocation of a portion of profits not exceeding 2% of the total for charitable, cultural, scientific or Company image promotion purposes, determined by the Shareholder's meeting.

Dividends not redeemed within five years from the day in which the become payable shall be considered lapsed in favour of the Company, and allocated to the reserve fund.

The Board of Directors may resolve the distribution of advance payments on dividends in the cases, by the methods and within the limits allowed by current legal provisions.

Article 22 – Winding-up

The liquidation of the Company, at any time and for any reason, shall be governed by the provisions of the law.

Article 23 – General Provisions

Any matter not expressly provided for in these Articles shall be governed by the provisions of Law.

BANCA CR FIRENZE

Press release

MODIFICATION OF THE SHARE CAPITAL

Our company announces that the composition of its share capital has changed following the decision of bank executives of Banca CR Firenze S.p.A. and group companies, to whom the stock option plan was reserved, to exercise their right to subscribe newly-issued shares.

Between September 24th 2007 and September 28th 2007, 59,000 new shares have been subscribed and fully paid up.

The new composition of the company share capital is set forth hereunder:

	PRESENT SHARE CAPITAL			**PREVIOUS SHARE CAPITAL**		
	Euro	***Number of shares***	***Face value***	***Euro***	***Number of shares***	***Face value***
Total *of which*	828,708,568.00	828,708,568	1.00	828,649,568.00	828,649,568	1.00
Ordinary shares *(full entitlement) Coupon n° 2*	828,708,568.00	828,708,568	1.00	828,649,568.00	828,649,568	1.00

Attestations pursuant to article 2444 of the Italian Civil Code were filed for entry in the Florence Companies Register on October 10th, 2007.

Florence, October 11th, 2007

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it
www.bancacrfirenze.it/investors

ALLEGATO 6 /ANNEX 6

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	CAPECCHI	NOME / FIRST NAME	VANNI

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C 2) DIRIGENTE CHE HA REGOLARE ACCESSO A INFORMAZIONI PRIVILEGIATE E DETIENE IL POTERE DI ADOTTARE DECISIONI DI GESTIONE CHE POSSONO INCIDERE SULL'EVOLUZIONE E SULLE PROSPETTIVE FUTURE DELL'EMITTENTE QUOTATO / SENIOR EXECUTIVE HAVING REGULAR ACCESS TO INSIDE INFORMATION RELATING, DIRECTLY OR INDIRECTLY, TO THE ISSUER, AND THE POWER TO MAKE MANAGERIAL DECISIONS ON THE FUTURE DEVELOPMENTS AND BUSINESS PROSPECTS OF THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	CASSA DI RISPARMIO DI FIRENZE

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	CAPECCHI	NOME / FIRST NAME	VANNI

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE
SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[2]	CODICE ISIN / ISIN CODE[3]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
11/10/2007	V	IT0004194970	BANCA CR FIRENZE	AZO	12,000	6.625	79,500	MERC-IT	stock option sottoscritte 20 3 07 a Eur 1.622
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							79,500		

RECEIVED 2008 JAN -9 A 10:41

SEZIONE B): RELATIVA AGLI ALTRI STRUMENTI FINANZIARI COLLEGATI ALLE AZIONI DI CUI ALL'ART. 152-sexies, comma 1, lett. b1 , b3

SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION[7]	TIPO STRUM FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													79.500		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-smarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant, in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio, la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction.
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options).
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

BANCA CR FIRENZE

Press release

CONSOLIDATED REPORT AS AT 30 SEPTEMBER 2007 APPROVED

- **CONSOLIDATED NET PROFIT: 153 million euro, an increase of 12.5%** compared to the net profit recorded as at 30 September 2006, adjusted for the effects of non-recurring transactions[1].
- **Gross total income: 859 million euro, +8.5%** compared to 792 million in the first nine months of 2006.
- **Operating expenses: 463 million euro, -1.5%** compared to 470 million in the first nine months of 2006.
- **Income from current operations, including taxes: 295 million euro, +15.2%** compared to 256 million in the first nine months of 2006.
- **Loans to customers: 19,804 million euro, +1.2%** compared to June 2007[1]
- **Direct funding: 18,356 million euro, +0.6%** compared to June 2007[1]
- **ROE 12.9%** (12.7% as at 30 September 2006, excluding the effect of non-recurring transactions) on an average shareholders' equity up 9.4% over the last twelve months
- **Cost/Income ratio: 53.9%** (59.3% as at 30 September 2006)

The Board of Directors' Meeting of Banca CR Firenze, chaired by Aureliano Benedetti, today approved the Consolidated Report as at 30 September 2007, presented by General Manager Lino Moscatelli.

The consolidated net profit, net of the effects of the extraordinary transactions completed during the third quarter of last year, rose 12.5% to reach 153 million euro. Revenues showed the positive contribution of the net interest margin (+16.1%) and net commissions (+3.9%), whereas a 1.5% reduction of operating expenses was seen in operating costs. The result of current operations before taxes posted a 15.2% improvement despite the smaller contribution made by dividends, -46.4%, which was mainly due to the sale of the shareholding in Sanpaolo IMI completed in the third quarter of 2006, and to the stability of profits from shareholdings. Not to be forgotten the fact that, following Banca CR Firenze's purchase of a controlling stake in Centro Leasing SpA and Centro Factoring in July 2007, these shareholdings have been included in the scope of consolidation.

[1] The consolidated net profit as at 30 September 2006 was 234 million euro and included the revenue from the sale of shares held in Sanpaolo IMI and Fondiaria-Sai, totalling 98 million euro (101 million euro gross). Compared to this figure, the consolidated net profit at the end of the first nine months of 2007 dropped by 34.6%. The economic figures as at 30 September 2006 were re-calculated for the purposes of comparison on a pro-forma basis in order to take into account the inclusion of Centro Leasing Banca SpA and Centro Factoring SpA in the scope of consolidation. Control of these companies was acquired during the third quarter of the year. Reference is made to these figures in commenting on the changes that took place over the twelve months.

Contacts : Investor Relations - Marco Falleri +39 055 2612284
email marco.falleri@carifirenze.it

www.bancacrfirenze.it/investor

Press release

CONSOLIDATED PROFIT AND LOSS ACCOUNT AS AT 30 SEPTEMBER 2007

The gross total income amounted to 859 million euro, up 8.5% over the same period last year.

- Within this total, the **net interest margin** went up to 540 million (+16.1%), mainly due to increased loans to customers and a moderate broadening of the yield spread;
- **Net commissions** rose to 188 million (+3.9%) due to the positive performance of the components associated with assets under management and leasing transactions, which fully absorbed the decrease in the item *recoveries of expenses and management of current accounts and savings deposits* (-5.6% to 68 million). It is important to note that this item was influenced by the promotional policies implemented to offset competitors operating on the same market and to meet the specific requests of customers, which resulted with an important increase in the number of current accounts.
- Compared to the same period of 2006, the **result from financial assets and liabilities**, which amounted to 36 million euro (-21.7% over the same period last year), was affected by the higher profits from trading and from the valuation of financial entries recorded at the end of September 2006 and also by a smaller contribution during the third quarter of the current year as a consequence of the known market crisis.
- The total of **dividends and profits from shareholdings** dropped from 45 to 41 million, as 2006 dividend from the sold Sanpaolo IMI shareholding, equivalent to approximately 5.5 million euro, were no longer due and income coming from the Findomestic Group shareholding was lower by 2.7 million euro. The latter, however, has improved its trend when compared to the first-half 2007 whose net income result had then decreased by 12.4%: the decrease as at September 2007 was 7.2%.

Net operating profit grew by 4.6% to 781 million euro in spite of net value adjustments to loans and other financial assets amounting to 78 million euro, compared to the 45 million euro of the same period of last year.

Operating expenses fell by 1.5% to 463 million. These specifically benefited from lower personnel costs (-5.0% to 301 million) due to allocation of the surplus amount of the provision for staff termination pay (22,8 million euro gross) to the income statement following the application of new specific regulations on the matter. Worthy of note among the *current expenses* (+6.7% to 127 million) is the increase in the "management of property and plant" component (+26.3% to 24 million) due to the development and restructuring of the branches network, as provided for in the 2006-2008 Three-Year Plan.

Income from current operations, including taxes went up 15.2% to 295 million euro after the allocation of provisions for risks and charges totalling 16 million (-20.0%) and other operating costs from current operations equal to 7 million (1 million as at 30 September 2006).

The **consolidated net profit** amounted to 153 million euro, dropping by 34.6% if compared to the first nine months of 2006. As previously mentioned, the consolidated net profit demonstrated 12.5% growth net of the effects of the non-recurring transactions – such as those connected with the sale of the shareholdings in Sanpaolo Imi and Fondiaria-Sai that took place in the third quarter of 2006.

Shareholders' equity as at 30 September 2007 totalled 1,697 million euro. The Group's **ROE**, which is calculated through the ratio of net profit for the first nine months of 2007 and the weighted average equity for the same period (1,583 million), excluding the profit being earned, equalled 12.9% (12.7% as at 30 September 2006 excluding the profit from non-recurring transactions).
The **cost/income** ratio[2] decreased to 53.9%, down from to 59.3% as at 30 September 2006.

[2] Operating expenses/gross operating profit

BANCA CR FIRENZE

Press release

CONSOLIDATED BALANCE SHEET[3]

Net loans to customers totalled close to 20,000 million euro, rising 1.2% from 30 June 2007.

During the same period, within the loans portfolio, total gross impaired loans rose 5.5% to 964 million. In detail, gross non-performing loans increased by 6.5% to 462 million, while gross problem and restructured loans went up 4.7%, reaching 270 million. The total coverage ratio remains steady (32.9%).

Direct funding was basically stable at 18,356 million euro (+0.6%). **Indirect funding** (22,242 million euro) dropped by 5%. This change was due to the transferring of Banca CR Firenze shares owned by Ente Cassa di Risparmio di Firenze and Fondazione Cassa di Risparmio della Spezia (1,922 million euro) to another custodian bank, according to the agreement signed for the swap of shares with Intesa Sanpaolo. Assets under custody totalled 11.627 million euro (-8.7%) while assets under management, totalling 10.615 million, show a -0.6% decrease. Specifically, discretionary accounts (2,375 million euro) were down 4.7% due to recent customer trend of giving preference to different investment lines. However, this is partially mitigated by the growth of insurance products and pension schemes which totalled, respectively, 2,770 million euro (+3%) and 79 million euro (+8.2%). Mutual funds were fairly stable at 5,391 million euro (-0.6%).

PERFORMANCE OF BUSINESS SECTORS

The results attained during the first nine months of the year are broken down by sector in the following table. The *retail, finance* and *wealth management* sectors achieved positive results. To be also noted the improvement of the results recorded in leasing and factoring businesses.

	Sept. 2007	Dec. 2006 PF	Sept. 2006 PF	Change
Retail				
Net profit	**113**		101	**12.3%**
Average allocated capital	**586**	568		**3.3%**
Profitability	**25.7%**		23.6%	**2.1 pp**
Cost / income	**61.6%**		66.6%	**-5.0 pp**
Corporate and Private Bkg.				
Net profit	**38**		37	**3.0%**
Average allocated capital	**327**	271		**20.8%**
Profitability	**15.4%**		18.1%	**-2.7 pp**
Cost/income	**40.3%**		39.8%	**0.5 pp**
Finance				
Net profit	**19**		8	**137.1%**
Average allocated capital	**111**	103		**7.4%**
Profitability	**22.6%**		10.3%	**12.3 pp**
Cost/income	**20.5%**		47.1%	**-26.6 pp**

[3] Unless otherwise specified, balance sheet figures are compared to the corresponding pro-forma figure as at 30 June 2006.

	Sept. 2007	Dec. 2006 PF	Sept. 2006 PF	Change
Wealth Management				
Net profit	**26**		23	**13.8%**
Average allocated capital	**74**	72		**2.7%**
Profitability	**46.9%**		42.4%	**4.6 pp**
Cost/income	**25.4%**		27.0%	**-1.6 pp**
Leasing & Factoring				
Net profit	**15**		7	**109.8%**
Average allocated capital	**226**	217		**3.9%**
Profitability	**9.1%**		4.6%	**4.5 pp**
Cost/income	**38.9%**		48.0%	**-9.1 pp**
Corporate Center				
Net profit	**-30**		83	**n.a.**
Average allocated capital	**546**	617		**-11.5%**
Profitability	**-7.3%**		16.5%	**-23.8 pp**
Cost/income	**55.6%**		67.4%	**-11.8 pp**

Amounts in millions. The amount of net profit includes minority interests.

Florence, 12 November 2007.

The Executive in charge of preparing the accounting documents, Egidio Mancini, declares that, pursuant to art. 154 bis, sub-section 2 of Legislative Decree No. 58/98, the accounting information provided in this communication matches the information reported in the Company's documents, books and accounting records.

Please find the consolidated financial statement as at 30 September 2007 enclosed. The consolidated report as at 30 September 2007 will not be audited by PricewaterhouseCoopers.

Reclassified consolidated income statement

(Euro million)

Bank of Italy code	ITEMS	2007 3Q PF (1)	2006 3Q PF (1)	Var.%	30.09.07	30.09.06 PF (1)	Var. %	31.12.06
30	**Interest margin**	183	159	15,1%	538	461	16,7%	570
90	Hedging result	3	2	50,0%	2	4	-50,0%	3
	Net interest margin	186	161	15,5%	540	465	16,1%	573
60	Net commisions	63	60	5,0%	188	181	3,9%	222
220 (parts of)	Recoveries on deposits and current accounts	16	15	6,7%	46	46	0,0%	63
70, 240	Dividends and financial transaction gains - net	15	13	15,4%	41	45	-8,9%	69
80, 100	Result of financial assets and liabilities	9	15	-40,0%	36	46	-21,7%	53
110, 150, 160	Net result of insurance operations	5	-2	n.s.	8	9	-11,1%	24
	Gross total income	294	262	12,2%	859	792	8,5%	1.004
130	Value adjustments to loans and other financial assets	-24	-17	41,2%	-78	-45	73,3%	-51
		0	0	0,0%	0	0	0,0%	0
	Total income	270	245	10,2%	781	747	4,6%	953
	Administrative expenses:	-166	-159	4,4%	-463	-470	-1,5%	-594
180 a)	- Staff costs	-106	-106	0,0%	-301	-317	-5,0%	-400
180 b)	- Other administrative expenses	-56	-52	7,7%	-164	-155	5,8%	-201
200, 210	- Value adjustments to property, plant, equipment and intangible assets	-10	-11	-9,1%	-29	-31	-6,5%	-42
220 (parts of)	- Other net operating income (expense recoveries)	6	10	-40,0%	31	33	-6,1%	49
	Net operating income	104	86	20,9%	318	277	14,8%	359
190	Provisions for risks and charge	-4	-6	-33,3%	-16	-20	-20,0%	-32
220 (parts of) 250, 270, 310	Other costs and revenues from ordinary activities	-3	5	n.s.	-7	-1	n.s.	-14
		0	0	0,0%	0	0	0,0%	0
	Income from current operations before taxes	97	85	14,1%	295	256	15,2%	313
100 (parts of)	Income from extraordinary operations	0	101	-100,0%	0	101	-100,0%	101
290	Income taxes	-37	-32	15,6%	-114	-98	16,3%	-111
330	Minority interests	-9	-8	12,5%	-28	-25	12,0%	-32
	Net income	51	146	-65,1%	153	234	-34,6%	271

(1) I dati di conto economico relativi al terzo trimestre 2007 e 2006 e al 30 settembre 2006 sono stati rideterminati a fini raffrontativi su base pro-forma per tenere conto dell'acquisizione del controllo di Centro Leasing Banca Spa e Centro Factoring Spa, avvenuta nel terzo trimestre 2007.

Reclassified consolidated balance sheet

(Euro million)

Bank of Italy code	ASSETS	30 09 07	30 06.07 PF (1)	Var. %	31.12.06
10	**Cash and cash on hand**	**280**	**197**	**1,5%**	**230**
	Financial assets	**26.605**	**26.300**	**1,5%**	**21.687**
	Amounts receivable	21.254	21.281	-0,1%	16.300
60	- amounts owing by banks	1.450	1.714	-15,4%	1.672
70	- customer loans	19.804	19.567	1,2%	14 628
	Negotiable securities	5.418	5.008	8,2%	5.380
20	- financial assets held for trading	295	249	18,5%	546
30	- financial assets valued at fair value	1.671	1.563	6,9%	1.531
40	- financial assets available for sale	3.452	3.196	8,0%	3.303
80	Hedging derivatives	13	11	18,2%	7
	Non-current assets	**1.353**	**1.331**	**1,7%**	**1.256**
100	Shareholdings	382	382	0,0%	476
120, 130	Property, equipment and intangible assets	971	949	2,3%	780
140	**Tax assets**	**252**	**252**	**0,0%**	**274**
110 - 160	**Other assets**	**391**	**324**	**20,7%**	**366**
	Total assets	**28.881**	**28.404**	**1,7%**	**23.813**

Bank of Italy code	Liabilities	30.09.07	30 06.07 PF (1)	Var. %	31.12.06
	Financial liabilities	**23.687**	**23.326**	**1,5%**	**18.953**
	Accounts payable	22.575	21.591	4,6%	17.774
10	- amounts owing to banks	4.316	3.435	25,6%	816
20	- customer deposits	11.764	11 696	0,6%	11.389
30	- outstanding securities	6.495	6 460	0,5%	5.569
40	Financial liabilities held for trading	97	83	16,9%	51
50	Financial liabilities valued at fair value	982	989	-0,7%	1.099
60	Hedging derivatives	33	48	-31,3%	29
	Liabilities connected to assets sold but not written off	0	615	-100,0%	0
100 (parts of)	**Agreements for re-purchase of own equity co**	**120**	**120**	**0,0%**	**165**
80	**Tax liabilities**	183	132	38,6%	159
	Funds with specific destinations	**449**	**442**	**1,4%**	**448**
110	**Staff termination pay**	**162**	**162**	**0,0%**	**180**
120	Provision for risks, charges and pension funds	286	280	2,1%	268
130	Actuarial reserves	1772	1.660	6,7%	1.547
90 and 100 (parts of)	Other liabilities	800	913	-12,4%	776
210	Minority interests	174	161	8,1%	144
from 140 to 200, 220	Shareholders' equity	**1.697**	1.650	2,8%	1.621
	Total liabilities	**28.881**	**28.404**	**1,7%**	**23.813**

(1) Lo stato patrimoniale al 30 giugno 2007 è stato rideterminato a fini raffrontativi su base pro-forma allo scopo di tenere conto dell'acquisizione del controllo di Centro Leasing Banca Spa e Centro Factoring Spa

CONSOLIDATED PROFIT & LOSS ACCOUNT

Reconciliation Table: Reclassified P&L Account / P&L Account (Bank of Italy version)

Reclassified items	Bank of Italy items	Notes
"Interest margin"	30 - "Interest margin"	
"Net result from hedging"	90 - "Net result from hedging"	
	Net interest margin	
"Net commissions"	60 - "Net commissions"	
"Recoveries on deposits and current accounts"	A part of item 220 - "Other operating income" (expense recoveries)	See "Notes to the consolidated financial statements - Part C, section 15, table 2": item "Expenses recovered on deposits and current accounts "
"Dividends and income from shareholdings valued at equity"	70 -"Dividend and similar income" 240 - "Shareholdings income (losses)"	
"Gain (losses) from sale or repurchase of financial assets and liabilities"	80 - "Net result from trading" 100 - "Gain (losses) from sale or repurchase of loans, financial assets and liabilities"	
"Net result from the insurance activity"	110 - "Net result of the financial assets and liabilities valued at fair value" 150 - "Net premiums" 160 - "Net other income from insurance activities"	
	Gross total income	
"Net value adjustments to loans and other financial assets"	130 - "Net value adjustments to: *130a - loans* *130b - Available for sale financial assets (AFS)* *130c - Held to maturity financial assets (HTM)* *130d - Other financial transactions"*	
	Total income	
"Staff costs"	180a - "Staff costs"	
"Other administrative expenses"	180b - "Other administrative expenses"	
"Net value adjustments to tangible/intangible assets"	200 - "Net value adjustments to tangible assets" 210 - "Net value adjustments to intangible assets"	
"Other operating income (expense recoveries)	A part of item 220 - "Other operating income (expenses)"	See "Notes to the consolidated financial statements - Part C, section 15, table 2: sum of "Expenses recovered from customers" and "Expenses recovered from other group companies"
	Net operating profit	
"Provisions for risks and charges"	190 - "Net provisions for risks and charges"	
"Other operating income (expenses)"	A part of item 220 - "Other operating income (expenses)" 250 - "Net result of tangible/intangible assets valued at fair value" 270 - "Gain (losses) from sale of investment" 310 - "Gain (losses) from activities whose sale is pending"	220 - See "Notes to the consolidated financial statements - Part C, section 15: sum of Table 1 and residual of Table 2
	Income from current operations before taxes	
"Income taxes"	290 - "Income taxes on current operations"	
"Minority interests"	330 - "Minority interests net profit (loss)"	
	Parent Company net income	

CONSOLIDATED BALANCE SHEET

Reconciliation Table: Reclassified Balance Sheet / Balance Sheet (Bank of Italy version)

ASSETS		
Reclassified Items	**Bank of Italy items**	**Notes**
"Cash and cash on hand"	10 - "Cash and cash on hand"	
"Financial assets"		
"Amounts owing by banks"	60 - "Amounts owing by banks"	
"Customer loans"	70 - "Customer loans"	
"Financial assets held for trading"	20 "Financial assets held for trading"	
"Financial assets valued at fair value"	30 "Financial assets valued at fair value"	
"Financial assets available for sale"	40 "Financial assets available for sale"	
"Hedging derivatives"	80 "Hedging derivatives"	
"Non-current assets"		
"Shareholdings"	100 - "Shareholdings"	
"Property, equipment and intangible assets"	120 - "Property and equipment" 130 - "Intangible assets " a) "Goodwill"	
"Tax assets"	140 - "Tax assets" a) "Current" b) "Anticipated"	
"Other assets"	160 - "Other assets"	

LIABILITIES		
Reclassified items	**Bank of Italy items**	**Notes**
"Financial liabilities"		
"Customer deposits"	20 - "Customer deposits"	
"Outstanding securities"	30 - "Outstanding securities"	
"Amounts owing to banks"	10 - "Amount owing to banks"	
"Financial liabilities held for trading"	40 - "Financial liabilities held for trading"	
"Financial liabilities valued at fair value"	50 - "Financial liabilities valued at fair value"	
"Hedging derivatives"	60 - "Hedging derivatives"	
"Agreements for re-purchase of own equity components"	A part of item 100 - "Other liabilities"	It represents the value of the put options granted to minority shareholders
"Tax liabilities"	80 - "Tax liabilities" a) "Current" b) "Deferred"	
"Funds with specific destinations"		
"Staff termination pay"	110 "Staff termination pay"	
"Provisions for risks, charges and pension funds"	120 "Provisions for risks and charges" a) "Pensions and similar obligations" b) "Other provisions"	
"Actuarial reserves"	130 - "Actuarial reserves"	
"Other liabilities"	90 - "Liabilities connected to activities whose sale is pending" A part of item 100 - "Other liabilities"	Item 100 less what within item "Agreements for re-purchase of own equity components"
"Minority interests"	210 - "Minority interest (+/-)"	
"Shareholders' equity"	140 - "Valuation reserves" 150 - "Refundable shares" 160- "Capital instruments" 170 - "Reserves" 180 - "Share premium" 190 - "Sharecapital" 200 - "Own shares (-)" 220 - "Income (loss) for the year (+/-)"	

BANCA CR FIRENZE

THE QUARTERLY CONSOLIDATED REPORT AT 30 SEPTEMBER 2007

Banca CR Firenze announces that the Quarterly Consolidated Report at 30 September 2007, as approved by the Board of Directors on 12 November 2007, is available for inspection and consultation at the registered office of the bank, at Borsa Italiana Spa and through the respective websites.

BANCA CR FIRENZE S.p.A.
Banking Register No. 5120 -
Parent Company of Banca CR Firenze -
Banking Groups Register No. 6160.6 -
Registered Office: 6 via Bufalini, Florence
Share Capital EUR 828,649,568.00 fully paid -
Florence Register of Companies,
Fiscal and VAT Number is 04385190485

BANCA CR FIRENZE

RECEIVED 2008 JAN -9 A 10 -1

Press release

CONSOLIDATED REPORT
AS AT 30 SEPTEMBER 2007 APPROVED

- **CONSOLIDATED NET PROFIT: 153 million euro, an increase of 12.5%** compared to the net profit recorded as at 30 September 2006, adjusted for the effects of non-recurring transactions[1].
- **Gross total income: 859 million euro, +8.5%** compared to 792 million in the first nine months of 2006.
- **Operating expenses: 463 million euro, -1.5%** compared to 470 million in the first nine months of 2006.
- **Income from current operations, including taxes: 295 million euro, +15.2%** compared to 256 million in the first nine months of 2006.
- **Loans to customers: 19,804 million euro, +1.2%** compared to June 2007[1]
- **Direct funding: 18,356 million euro, +0.6%** compared to June 2007[1]
- **ROE 12.9%** (12.7% as at 30 September 2006, excluding the effect of non-recurring transactions) on an average shareholders' equity up 9.4% over the last twelve months
- **Cost/Income ratio: 53.9%** (59.3% as at 30 September 2006)

The Board of Directors' Meeting of Banca CR Firenze, chaired by Aureliano Benedetti, today approved the Consolidated Report as at 30 September 2007, presented by General Manager Lino Moscatelli.

The consolidated net profit, net of the effects of the extraordinary transactions completed during the third quarter of last year, rose 12.5% to reach 153 million euro. Revenues showed the positive contribution of the net interest margin (+16.1%) and net commissions (+3.9%), whereas a 1.5% reduction of operating expenses was seen in operating costs. The result of current operations before taxes posted a 15.2% improvement despite the smaller contribution made by dividends, -46.4%, which was mainly due to the sale of the shareholding in Sanpaolo IMI completed in the third quarter of 2006, and to the stability of profits from shareholdings. Not to be forgotten the fact that, following Banca CR Firenze's purchase of a controlling stake in Centro Leasing SpA and Centro Factoring in July 2007, these shareholdings have been included in the scope of consolidation.

[1] The consolidated net profit as at 30 September 2006 was 234 million euro and included the revenue from the sale of shares held in Sanpaolo IMI and Fondiaria-Sai, totalling 98 million euro (101 million euro gross). Compared to this figure, the consolidated net profit at the end of the first nine months of 2007 dropped by 34.6%. The economic figures as at 30 September 2006 were re-calculated for the purposes of comparison on a pro-forma basis in order to take into account the inclusion of Centro Leasing Banca SpA and Centro Factoring SpA in the scope of consolidation. Control of these companies was acquired during the third quarter of the year. Reference is made to these figures in commenting on the changes that took place over the twelve months.

Contacts : Investor Relations - Marco Falleri +39 055 2612284
email marco.falleri@carifirenze.it

www.bancacrfirenze.it/investor

BANCA CR FIRENZE

Press release

CONSOLIDATED PROFIT AND LOSS ACCOUNT AS AT 30 SEPTEMBER 2007

The gross total income amounted to 859 million euro, up 8.5% over the same period last year.

- Within this total, the **net interest margin** went up to 540 million (+16.1%), mainly due to increased loans to customers and a moderate broadening of the yield spread;
- **Net commissions** rose to 188 million (+3.9%) due to the positive performance of the components associated with assets under management and leasing transactions, which fully absorbed the decrease in the item *recoveries of expenses and management of current accounts and savings deposits* (-5.6% to 68 million). It is important to note that this item was influenced by the promotional policies implemented to offset competitors operating on the same market and to meet the specific requests of customers, which resulted with an important increase in the number of current accounts.
- Compared to the same period of 2006, the **result from financial assets and liabilities**, which amounted to 36 million euro (-21.7% over the same period last year), was affected by the higher profits from trading and from the valuation of financial entries recorded at the end of September 2006 and also by a smaller contribution during the third quarter of the current year as a consequence of the known market crisis.
- The total of **dividends and profits from shareholdings** dropped from 45 to 41 million, as 2006 dividend from the sold Sanpaolo IMI shareholding, equivalent to approximately 5.5 million euro, were no longer due and income coming from the Findomestic Group shareholding was lower by 2.7 million euro. The latter, however, has improved its trend when compared to the first-half 2007 whose net income result had then decreased by 12.4%: the decrease as at September 2007 was 7.2%.

Net operating profit grew by 4.6% to 781 million euro in spite of net value adjustments to loans and other financial assets amounting to 78 million euro, compared to the 45 million euro of the same period of last year.

Operating expenses fell by 1.5% to 463 million. These specifically benefited from lower personnel costs (-5.0% to 301 million) due to allocation of the surplus amount of the provision for staff termination pay (22,8 million euro gross) to the income statement following the application of new specific regulations on the matter. Worthy of note among the *current expenses* (+6.7% to 127 million) is the increase in the "management of property and plant" component (+26.3% to 24 million) due to the development and restructuring of the branches network, as provided for in the 2006-2008 Three-Year Plan.

Income from current operations, including taxes went up 15.2% to 295 million euro after the allocation of provisions for risks and charges totalling 16 million (-20.0%) and other operating costs from current operations equal to 7 million (1 million as at 30 September 2006).

The **consolidated net profit** amounted to 153 million euro, dropping by 34.6% if compared to the first nine months of 2006. As previously mentioned, the consolidated net profit demonstrated 12.5% growth net of the effects of the non-recurring transactions – such as those connected with the sale of the shareholdings in Sanpaolo Imi and Fondiaria-Sai that took place in the third quarter of 2006.

Shareholders' equity as at 30 September 2007 totalled 1,697 million euro. The Group's **ROE**, which is calculated through the ratio of net profit for the first nine months of 2007 and the weighted average equity for the same period (1,583 million), excluding the profit being earned, equalled 12.9% (12.7% as at 30 September 2006 excluding the profit from non-recurring transactions).
The **cost/income** ratio[2] decreased to 53.9%, down from to 59.3% as at 30 September 2006.

[2] Operating expenses/gross operating profit

CONSOLIDATED BALANCE SHEET[3]

Net loans to customers totalled close to 20,000 million euro, rising 1.2% from 30 June 2007.

During the same period, within the loans portfolio, total gross impaired loans rose 5.5% to 964 million. In detail, gross non-performing loans increased by 6.5% to 462 million, while gross problem and restructured loans went up 4.7%, reaching 270 million. The total coverage ratio remains steady (32.9%).

Direct funding was basically stable at 18,356 million euro (+0.6%). **Indirect funding** (22,242 million euro) dropped by 5%. This change was due to the transferring of Banca CR Firenze shares owned by Ente Cassa di Risparmio di Firenze and Fondazione Cassa di Risparmio della Spezia (1,922 million euro) to another custodian bank, according to the agreement signed for the swap of shares with Intesa Sanpaolo. Assets under custody totalled 11.627 million euro (-8.7%) while assets under management, totalling 10.615 million, show a -0.6% decrease. Specifically, discretionary accounts (2,375 million euro) were down 4.7% due to recent customer trend of giving preference to different investment lines. However, this is partially mitigated by the growth of insurance products and pension schemes which totalled, respectively, 2,770 million euro (+3%) and 79 million euro (+8.2%). Mutual funds were fairly stable at 5,391 million euro (-0.6%).

PERFORMANCE OF BUSINESS SECTORS

The results attained during the first nine months of the year are broken down by sector in the following table. The *retail*, *finance* and *wealth management* sectors achieved positive results. To be also noted the improvement of the results recorded in leasing and factoring businesses.

	Sept. 2007	Dec. 2006 PF	Sept. 2006 PF	Change
Retail				
Net profit	**113**		101	**12.3%**
Average allocated capital	**586**	568		**3.3%**
Profitability	**25.7%**		23.6%	**2.1 pp**
Cost / income	**61.6%**		66.6%	**-5.0 pp**
Corporate and Private Bkg.				
Net profit	**38**		37	**3.0%**
Average allocated capital	**327**	271		**20.8%**
Profitability	**15.4%**		18.1%	**-2.7 pp**
Cost/income	**40.3%**		39.8%	**0.5 pp**
Finance				
Net profit	**19**		8	**137.1%**
Average allocated capital	**111**	103		**7.4%**
Profitability	**22.6%**		10.3%	**12.3 pp**
Cost/income	**20.5%**		47.1%	**-26.6 pp**

[3] Unless otherwise specified, balance sheet figures are compared to the corresponding pro-forma figure as at 30 June 2006.

	Sept. 2007	Dec. 2006 PF	Sept. 2006 PF	Change
Wealth Management				
Net profit	**26**		23	**13.8%**
Average allocated capital	**74**	72		**2.7%**
Profitability	**46.9%**		42.4%	**4.6 pp**
Cost/income	**25.4%**		27.0%	**-1.6 pp**

Leasing & Factoring				
Net profit	**15**		7	**109.8%**
Average allocated capital	**226**	217		**3.9%**
Profitability	**9.1%**		4.6%	**4.5 pp**
Cost/income	**38.9%**		48.0%	**-9.1 pp**

Corporate Center				
Net profit	**-30**		83	**n.a.**
Average allocated capital	**546**	617		**-11.5%**
Profitability	**-7.3%**		16.5%	**-23.8 pp**
Cost/income	**55.6%**		67.4%	**-11.8 pp**

Amounts in millions. The amount of net profit includes minority interests.

Florence, 12 November 2007.

The Executive in charge of preparing the accounting documents, Egidio Mancini, declares that, pursuant to art. 154 bis, sub-section 2 of Legislative Decree No. 58/98, the accounting information provided in this communication matches the information reported in the Company's documents, books and accounting records.

Please find the consolidated financial statement as at 30 September 2007 enclosed. The consolidated report as at 30 September 2007 will not be audited by PricewaterhouseCoopers.

Reclassified consolidated incorne statement

(Euro million)

Bank of Italy code	ITEMS	2007 3Q PF (1)	2006 3Q PF (1)	Var.%	30.09.07	30.09.06 PF (1)	Var.%	31.12.06
30	**Interest margin**	183	159	15,1%	538	461	16,7%	570
90	Hedging result	3	2	50,0%	2	4	-50,0%	3
	Net interest margin	186	161	15,5%	540	465	16,1%	573
60	Net commissions	63	60	5,0%	188	181	3,9%	222
220 (parts of)	Recoveries on deposits and current accounts	16	15	6,7%	46	46	0,0%	63
70, 240	Dividends and financial transaction gains - net	15	13	15,4%	41	45	-8,9%	69
80, 100	Result of financial assets and liabilities	9	15	-40,0%	36	46	-21,7%	53
110, 150, 160	Net result of insurance operations	5	-2	n.s.	8	9	-11,1%	24
	Gross total income	294	262	12,2%	859	792	8,5%	1.004
130	Value adjustments to loans and other financial assets	-24	-17	41,2%	-78	-45	73,3%	-51
		0	0	0,0%	0	0	0,0%	0
	Total income	270	245	10,2%	781	747	4,6%	953
	Administrative expenses:	-166	-159	4,4%	-465	-470	-1,5%	-594
180 a)	- Staff costs	-106	-106	0,0%	-301	-317	-5,0%	-400
180 b)	- Other administrative expenses	-56	-52	7,7%	-164	-155	5,8%	-201
200, 210	- Value adjustments to property, plant, equipment and intangible assets	-10	-11	-9,1%	-29	-31	-6,5%	-42
220 (parts of)	- Other net operating income (expense recoveries)	6	10	-40,0%	31	33	-6,1%	49
	Net operating income	104	86	20,9%	318	277	14,8%	359
190	Provisions for risks and charge	-4	-6	-33,3%	-16	-20	-20,0%	-32
220 (parts of) 250, 270, 310	Other costs and revenues from ordinary activities	-3	5	n.s.	-7	-1	n.s.	-14
		0	0	0,0%	0	0	0,0%	0
	Income from current operations before taxes	97	85	14,1%	295	256	15,2%	313
100 (parts of)	Income from extraordinary operations	0	101	-100,0%	0	101	-100,0%	101
290	Income taxes	-37	-32	15,6%	-114	-98	16,3%	-111
330	Minority interests	-9	-8	12,5%	-28	-25	12,0%	-32
	Net income	51	146	-65,1%	153	234	-34,6%	271

(1) I dati di conto economico relativi al terzo trimestre 2007 e 2006 e al 30 settembre 2006 sono stati rideterminati a fini raffrontativi su base pro-forma per tenere conto dell'acquisizione del controllo di Centro Leasing Banca Spa e Centro Factoring Spa, avvenuta nel terzo trimestre 2007.

15/11/2007 - 10.41

Reclassified consolidated balance sheet

(Euro million)

Bank of Italy code	ASSETS	30.09.07	30.06.07 PF (1)	Var. %	31.12.06
10	**Cash and cash on hand**	200	197	1,5%	230
	Financial assets	26.685	26.300	1,5%	21.687
	Amounts receivable	21.254	21.281	-0,1%	16.300
60	- amounts owing by banks	1.450	1.714	-15,4%	1.672
70	- customer loans	19.804	19.567	1,2%	14.628
	Negotiable securities	5.419	5.008	8,2%	5.380
20	- financial assets held for trading	295	249	18,5%	546
30	- financial assets valued at fair value	1.671	1.563	6,9%	1.531
40	- financial assets available for sale	3.452	3.196	8,0%	3.303
80	Hedging derivatives	13	11	18,2%	7
	Non-current assets	1.353	1.331	1,7%	1.256
100	Shareholdings	382	382	0,0%	476
120, 130	Property, equipment and intangible assets	971	949	2,3%	780
140	**Tax assets**	252	252	0,0%	274
110 - 160	**Other assets**	391	324	20,7%	366
	Total assets	28.881	28.404	1,7%	23.813

Bank of Italy code	Liabilities	30 09.07	30 06.07 PF (1)	Var. %	31.12.06
	Financial liabilities	23.687	23.326	1,5%	18.953
	Accounts payable	22 576	21.591	4,6%	17.774
10	- amounts owing to banks	4.316	3.435	25,6%	816
20	- customer deposits	11.764	11.696	0,6%	11.389
30	- outstanding securities	6.495	6.460	0,5%	5.569
40	Financial liabilities held for trading	97	83	16,9%	51
50	Financial liabilities valued at fair value	982	989	-0,7%	1.099
60	Hedging derivatives	33	48	-31,3%	29
	Liabilities connected to assets sold but not written off	0	615	-100,0%	0
100 (parts of)	**Agreements for re-purchase of own equity co**	120	120	0,0%	165
80	**Tax liabilities**	183	132	38,6%	159
	Funds with specific destinations	448	442	1,4%	448
110	**Staff termination pay**	162	162	0,0%	180
120	Provision for risks, charges and pension funds	286	280	2,1%	268
130	Actuarial reserves	1.772	1.660	6,7%	1.547
90 and 100 (parts of)	Other liabilities	800	913	-12,4%	776
210	Minority interests	174	161	8,1%	144
from 140 to 200, 220	Shareholders' equity	1.697	1.650	2,8%	1621
	Total liabilities	28 881	28.404	1,7%	23.813

(1) Lo stato patrimoniale al 30 giugno 2007 è stato rideterminato a fini raffrontativi su base pro-forma allo scopo di tenere conto dell'acquisizione del controllo di Centro Leasing Banca Spa e Centro Factoring Spa

CONSOLIDATED PROFIT & LOSS ACCOUNT

Reconciliation Table: Reclassified P&L Account / P&L Account (Bank of Italy version)

Reclassified items	Bank of Italy items	Notes
"Interest margin"	30 - "Interest margin"	
"Net result from hedging"	90 - "Net result from hedging"	
	Net interest margin	
"Net commissions"	60 - "Net commissions"	
"Recoveries on deposits and current accounts"	A part of item 220 - "Other operating income" (expense recoveries)	See "Notes to the consolidated financial statements - Part C, section 15, table 2": item "Expenses recovered on deposits and current accounts "
"Dividends and income from shareholdings valued at equity"	70 -"Dividend and similar income" 240 - "Shareholdings income (losses)"	
"Gain (losses) from sale or repurchase of financial assets and liabilities"	80 - "Net result from trading" 100 - "Gain (losses) from sale or repurchase of loans, financial assets and liabilities"	
"Net result from the insurance activity"	110 - "Net result of the financial assets and liabilities valued at fair value" 150 - "Net premiums" 160 - "Net other income from insurance activities"	
	Gross total income	
"Net value adjustments to loans and other financial assets"	130 - "Net value adjustments to: *130a - loans* *130b - Available for sale financial assets (AFS)* *130c - Held to maturity financial assets (HTM)* *130d - Other financial transactions"*	
	Total income	
"Staff costs"	180a - "Staff costs"	
"Other administrative expenses"	180b - "Other administrative expenses"	
"Net value adjustments to tangible/intangible assets"	200 - "Net value adjustments to tangible assets" 210 - "Net value adjustments to intangible assets"	
"Other operating income (expense recoveries)"	A part of item 220 - "Other operating income (expenses)"	See "Notes to the consolidated financial statements - Part C, section 15, table 2: sum of "Expenses recovered from customers" and "Expenses recovered from other group companies"
	Net operating profit	
"Provisions for risks and charges"	190 - "Net provisions for risks and charges"	
"Other operating income (expenses)"	A part of item 220 - "Other operating income (expenses)" 250 - "Net result of tangible/intangible assets valued at fair value" 270 - "Gain (losses) from sale of investment" 310 - "Gain (losses) from activities whose sale is pending"	220 - See "Notes to the consolidated financial statements - Part C, section 15: sum of Table 1 and residual of Table 2
	Income from current operations before taxes	
"Income taxes"	290 - "Income taxes on current operations"	
"Minority interests"	330 - "Minority interests net profit (loss)"	
	Parent Company net income	

CONSOLIDATED BALANCE SHEET

Reconciliation Table: Reclassified Balance Sheet / Balance Sheet (Bank of Italy version)

ASSETS		
Reclassified Items	**Bank of Italy items**	**Notes**
"Cash and cash on hand"	10 - "Cash and cash on hand"	
"Financial assets"		
"Amounts owing by banks"	60 - "Amounts owing by banks"	
"Customer loans"	70 - "Customer loans"	
"Financial assets held for trading"	20 - "Financial assets held for trading"	
"Financial assets valued at fair value"	30 - "Financial assets valued at fair value"	
"Financial assets available for sale"	40 - "Financial assets available for sale"	
"Hedging derivatives"	80 - "Hedging derivatives"	
"Non-current assets"		
"Shareholdings"	100 - "Shareholdings"	
"Property, equipment and intangible assets"	120 - "Property and equipment" 130 - "Intangible assets " a) "Goodwill"	
"Tax assets"	140 - "Tax assets" a) "Current" b) "Anticipated"	
"Other assets"	160 - "Other assets"	

LIABILITIES		
Reclassified items	**Bank of Italy items**	**Notes**
"Financial liabilities"		
"Customer deposits"	20 - "Customer deposits"	
"Outstanding securities"	30 - "Outstanding securities"	
"Amounts owing to banks"	10 - "Amount owing to banks"	
"Financial liabilities held for trading"	40 - "Financial liabilities held for trading"	
"Financial liabilities valued at fair value"	50 - "Financial liabilities valued at fair value"	
"Hedging derivatives"	60 - "Hedging derivatives"	
"Agreemts for re-purchase of own equity components"	A part of item 100 - "Other liabilities"	It represents the value of the put options granted to minority shareholders
"Tax liabilities"	80 - "Tax liabilities" a) "Current" b) "Deferred"	
"Funds with specific destinations"		
"Staff termination pay"	110 - "Staff termination pay"	
"Provisions for risks, charges and pension funds"	120 - "Provisions for risks and charges" a) "Pensions and similar obligations" b) "Other provisions"	
"Actuarial reserves"	130 - "Actuarial reserves"	
"Other liabilities"	90 - "Liabilities connected to activities whose sale is pending" A part of item 100 - "Other liabilities"	Item 100 less what within item "Agreements for re-purchase of own equity components"
"Minority interests"	210 - "Minority interest (+/-)"	
"Shareholders' equity"	140 - "Valuation reserves" 150 - "Refundable shares" 160- "Capital instruments" 170 - "Reserves" 180 - "Share premium" 190 - "Sharecapital" 200 - "Own shares (-)" 220 - "Income (loss) for the year (+/-)"	

GRUPPO BANCA CR FIRENZE

Situazione Trimestrale Consolidata al 30 settembre 2007

Indice

Introduzione

La situazione trimestrale al 30 settembre 2007 di Banca CR Firenze S.p.A. ("Banca" o "Capogruppo") è stata predisposta sulla base della normativa emanata dalla CONSOB ("Regolamento emittenti") per le società le cui azioni sono quotate al listino ufficiale della Borsa Italiana, tenendo anche conto delle disposizioni della Circolare 262 della Banca d'Italia - "I bilanci delle banche: schemi e regole di compilazione".
In conformità alle disposizioni del Regolamento emittenti, i dati esposti nei prospetti contabili e nelle note esplicative ed integrative sono riportati, salvo eventuale diversa indicazione, in milioni di euro; vengono inoltre forniti i valori di raffronto al 30 settembre 2006 ed al 30 giugno 2007 per quanto riguarda, rispettivamente, i saldi economici ed i valori patrimoniali. In proposito si precisa che in seguito all'acquisizione da parte della Capogruppo del controllo di Centro Leasing Banca S.p.A. e di Centro Factoring S.p.A., avvenuta nel mese di luglio 2007, al fine di fornire un'adeguata rappresentazione dell'andamento economico, patrimoniale e finanziario del Gruppo Bancario Banca CR Firenze ("Gruppo") sono stati rideterminati su base "pro-forma" i relativi dati riferiti al 30 giugno 2007 nonché i valori economici e reddituali al 30 settembre 2006 e del terzo trimestre 2007 e 2006, ipotizzando di retrodatare al 1° gennaio 2006 gli effetti derivanti dalla suddetta operazione.

Dati di sintesi del Gruppo Banca CR Firenze

(importi in milioni di euro)	30 settembre 2007	30 giugno 2007 pro-forma (1)	30 settembre 2006	Variazione % (2)	31 dicembre 2006
DATI ECONOMICI					
Margine d'interesse netto	540	354	465 (1)	+16,1%	573
Commissioni nette	188	125	181 (1)	+3,9%	222
Margine d'intermediazione lordo	859	565	792 (1)	+8,5%	1.004
Rettifiche di valore nette su crediti e altre attività finanziarie	78	54	45 (1)	+73,3%	51
Margine d'intermediazione netto	781	511	747 (1)	+4,6%	953
Spese di funzionamento	463	297	470 (1)	-1,5%	594
Utile dell'operatività corrente al lordo delle imposte	295	198	256 (1)	+15,2%	313
Utili da operazioni non ricorrenti	0	0	101 (1)	-100,0%	101
Utile netto	153	102	234 (1)	-34,6%	271
Comprehensive income (3)	136	99	153 (1)	-11,0%	211
INDICI DI REDDITIVITA'					
ROE (4)	12,9%	12,7%	23,2% (1)	-10,3%	20,1%
ROE rettificato (5)	11,5%	12,4%	13,8% (1)	-2,3%	15,7%
Cost / income ratio (6)	53,9%	52,6%	59,3% (1)	-5,4%	59,1%
DATI PATRIMONIALI					
Totale attività	28.881	28 404	22.980	+1,7%	23 813
Crediti verso clientela (esclusi crediti in sofferenza)	19.592	19.368	13.735	+1,2%	14 477
Partecipazioni	382	382	477	0,0%	476
Passività finanziarie al costo ammortizzato	22.575	21.591	17.068	+4,6%	17.774
Patrimonio netto	1.697	1.650	1.599	+2,8%	1.621
ATTIVITA' FINANZIARIE DELLA CLIENTELA					
Attività finanziarie totali	40.598	41 660	37.437	-2,5%	38.919
Raccolta diretta	18.356	18 239	16 153	+0,6%	17.009
Raccolta indiretta	22.242	23 421	21.284	-5,0%	21.910
- Risparmio amministrato	11.627	12.740	10.940	-8,7%	11.470
- Risparmio gestito	10 615	10 681	10 344	-0,6%	10.440
- Gestioni patrimoniali (GPM - GPS - GPF)	2.375	2.493	2.714	-4,7%	2.603
- Fondi	5.391	5 426	4 985	-0,6%	5.106
- Assicurazioni	2.770	2.689	2.648	+3,0%	2 669
- Fondi di previdenza complementare	79	73	57	+8,2%	62
INDICI DI RISCHIOSITA' DEL CREDITO					
Crediti netti in sofferenza / Crediti netti verso la clientela	1,07%	1,02%	1,14%	+0,05%	1,03%
Altri crediti deteriorati netti/ Crediti netti verso la clientela	2,20%	2,11%	1,70%	+0,09%	1,54%
Crediti deteriorati netti / Crediti netti verso la clientela	3,27%	3,13%	2,84%	+0,14%	2,57%
INFORMAZIONI SUL TITOLO AZIONARIO (7)					
Numero azioni in circolazione (in milioni)	828,7	828,5	826,8	0,0%	827,3
Quotazione per azione (in €)					
- media	5,785	5,417	3,928	+6,8%	4,000
- minima	4,250	4,250	3,448	0,0%	3,448
- massima	6,640	6,633	4,662	+0,1%	4,662
Utile netto per azione (in €)	0,185	0,123	0,285	+50,0%	0,328
Utile netto diluito per azione (in €) (8)	0,185	0,123	0,285	+50,0%	0,328
Dividendo unitario (in €) (9)	0,100	0,100	0,087	0,0%	0,100
Book value per azione (in €) (10)	2,048	1,992	1,933	+2,8%	1,958
Dividendo / prezzo medio annuo (%)	1,73%	1,85%	2,21%	-6,4%	2,50%
STRUTTURA OPERATIVA					
Dipendenti (11)	6.518	6.575	6.354	-0,9%	6.339
Promotori finanziari	291	328	171	-11,3%	167
Filiali bancarie	567	567	547	0,0%	553
Spazi finanziari	48	48	31	0,0%	31
Centri imprese e private	47	42	36	+11,9%	42
Centri Enti e Tesorerie	4	3	1	+33,3%	2

(1) I dati al 30 giugno 2007 ed i dati economici e reddituali riferiti al 30 settembre 2006 sono stati rideterminati a fini raffrontativi su base "pro-forma", per tenere conto degli effetti dell'acquisizione del controllo di Centro Leasing Banca S p A e Centro Factoring S p A , avvenuta nel terzo trimestre 2007

(2) Le variazioni sono state calcolate rispetto al 30 settembre 2006 pro-forma per i dati economici e reddituali ed al 30 giugno 2007 pro-forma per tutti gli altri dati

(3) Utile netto +/- Variazione delle riserve da valutazione delle attività finanziarie disponibili per la vendita

(4) Utile netto / Patrimonio netto contabile medio degli ultimi due esercizi escluso l'utile netto

(5) Comprehensive income / Patrimonio netto contabile medio degli ultimi due esercizi escluso l'utile netto

(6) Spese di funzionamento / Margine d'intermediazione lordo

(7) Si ricorda che il 5 marzo 2007 è stato effettuato l'accorpamento delle azioni, di conseguenza, i dati raffrontativi sono stati riallineati a tale operazione

(8) Calcolato quantificando gli effetti di tutte le potenziali azioni ordinarie aventi impatti di diluizione secondo quanto disposto dallo IAS 33

(9) Si fa riferimento all'ultimo dividendo distribuito dalla Capogruppo

(10) Patrimonio netto / numero di azioni in circolazione

(11) Il numero dei dipendenti è stato determinato su base "pro-forma" con riferimento a tutti i dati di raffronto

1. Schemi di bilancio consolidato riclassificati

Al fine di assicurare una migliore comprensione dell'andamento della gestione del Gruppo e dei suoi principali aggregati economico-patrimoniali, si è provveduto ad elaborare gli schemi riclassificati di conto economico e stato patrimoniale che seguono, partendo dai prospetti contabili "ufficiali"; in particolare, il contributo delle voci tipiche del comparto assicurativo al "Margine d'intermediazione lordo" è convenzionalmente evidenziato nella voce gestionale "Risultato netto della gestione assicurativa". Le riclassifiche effettuate sono state le seguenti:

1. Conto economico consolidato riclassificato:

- ripartizione della voce 220-"Altri oneri/proventi di gestione" nella voce gestionale "Recuperi su depositi a risparmio e su conti creditori" (inclusi nel margine d'intermediazione lordo) e nelle sottovoci gestionali "Recuperi spese" (ricompresi nelle spese di funzionamento) e "Altri oneri e proventi di gestione residuali" (riportati fra gli "Altri costi e ricavi dell'operatività corrente");
- aggregazione delle voci 70-"Dividendi e proventi simili", 240-"Utili (perdite) delle partecipazioni" e di parte della voce 270-"Utili (perdite) da cessione di investimenti" per proventi da cessione di interessenze partecipative in società controllate, nella voce gestionale "Dividendi e utili (perdite) delle partecipazioni";
- aggregazione delle voci 80-"Risultato netto dell'attività di negoziazione" e 100-"Utili (perdite) da cessione di crediti e altre attività finanziarie" nella voce gestionale "Risultato delle attività e passività finanziarie", a meno degli utili realizzati su operazioni "non ricorrenti" che vengono evidenziati a parte nella voce gestionale "Utili da operazioni non ricorrenti";
- aggregazione delle voci 110-"Risultato netto delle attività e passività finanziarie valutate al fair value", 150-"Premi netti" e 160-"Saldo altri proventi/oneri della gestione assicurativa" nella voce gestionale "Risultato netto della gestione assicurativa";
- aggregazione nella voce gestionale "Altri costi e ricavi dell'operatività corrente" della sottovoce gestionale "Altri oneri e proventi di gestione residuali", della voce 250-"Risultato netto della valutazione al fair value delle attività materiali e immateriali", della parte residua della voce 270-"Utili (perdite) da cessione di investimenti" e della voce 310-"Utile (perdita) dei gruppi di attività in via di dismissione al netto delle imposte";

2. Stato patrimoniale consolidato riclassificato:

- separata evidenza delle "Passività a fronte di attività cedute non cancellate" dal bilancio connesse ad operazioni di cartolarizzazione dei crediti;
- inclusione tra le "Altre attività" delle voci 110-"Riserve tecniche a carico dei riassicuratori" e 150-"Attività non correnti e gruppi di attività in via di dismissione";
- inclusione tra le "Altre passività" della voce 90-"Passività associate ad attività in via di dismissione"; dalle suddette passività è stato inoltre estrapolato ed evidenziato separatamente l'ammontare degli "Impegni all'acquisto di strumenti patrimoniali";
- aggregazione nella voce "Patrimonio netto" delle voci 140-"Riserve da valutazione", 170-"Riserve", 180-"Sovrapprezzi di emissione", 190-"Capitale", 200-"Azioni proprie" e 220-"Utile (perdita) d'esercizio".

Conto economico consolidato riclassificato

Codice voce dello schema di bilancio obbligatorio (1)	VOCI (importi in milioni di euro)	Terzo trimestre 2007 pro-forma (2)	Terzo trimestre 2006 pro-forma (2)	Variazione %	30 settembre 2007	30 settembre 2006 pro-forma (2)	Variazione %	31 dicembre 2006
30	**Margine d'interesse**	**183**	**159**	**+15,1%**	**538**	**461**	**+16,7%**	**570**
90	Risultato netto dell'attività di copertura	3	2	+50,0%	2	4	-50,0%	3
	Margine d'interesse netto	**186**	**161**	**+15,5%**	**540**	**465**	**+16,1%**	**573**
60	Commissioni nette	63	60	+5,0%	188	181	+3,9%	222
di cui di 220	Recuperi su depositi a risparmio e su conti creditori	16	15	+6,7%	46	46	0,0%	63
70, 240 e parte della 270	Dividendi e utili (perdite) delle partecipazioni	15	13	+15,4%	41	45	-8,9%	69
80 e 100	Risultato delle attività e passività finanziarie	9	15	-40,0%	36	46	-21,7%	53
110, 150 e 160	Risultato netto della gestione assicurativa	5	-2	n.s.	8	9	-11,1%	24
	Margine d'intermediazione lordo	**294**	**262**	**+12,2%**	**859**	**792**	**+8,5%**	**1.004**
130	Rettifiche di valore nette su crediti e altre attività finanziarie	-24	-17	+41,2%	-78	-45	+73,3%	-51
	Margine d'intermediazione netto	**270**	**245**	**+10,2%**	**781**	**747**	**+4,6%**	**953**
	Spese di funzionamento:	-166	-159	+4,4%	-463	-470	-1,5%	-594
180 a)	*- Spese per il personale*	-106	-106	0,0%	-301	-317	-5,0%	-400
180 b)	*- Altre spese amministrative*	-56	-52	+7,7%	-164	-155	+5,8%	-201
200 e 210	*- Rettifiche di valore nette su attività materiali e immateriali*	-10	-11	-9,1%	-29	-31	-6,5%	-42
di cui di 220	*- Altri proventi di gestione netti (recuperi spese)*	6	10	-40,0%	31	33	-6,1%	49
	Risultato operativo netto	**104**	**86**	**+20,9%**	**318**	**277**	**+14,8%**	**359**
190	Accantonamenti netti ai fondi per rischi e oneri	-4	-6	-33,3%	-16	-20	-20,0%	-32
di cui di 220, 230, residuo 270, 310	Altri costi e ricavi dell'operatività corrente	-3	5	n.s.	-7	-1	n.s.	-14
	Utile dell'operatività corrente al lordo delle imposte	**97**	**85**	**+14,1%**	**295**	**256**	**+15,2%**	**313**
di cui di 100	Utili da operazioni non ricorrenti	0	101	-100,0%	0	101	-100,0%	101
290	Imposte sul reddito	-37	-32	+15,6%	-114	-98	+16,3%	-111
330	Utile di pertinenza di terzi	-9	-8	+12,5%	-28	-25	+12,0%	-32
	Utile netto	**51**	**146**	**-65,1%**	**153**	**234**	**-34,6%**	**271**

(1) Nella colonna sono indicati i codici delle voci degli schemi obbligatori di bilancio i cui ammontari confluiscono nelle voci del presente schema riclassificato (Comunicazione Consob n°DEM/6064293 del 28.07.2006).

(2) I dati di conto economico relativi al terzo trimestre 2007 e 2006 ed al 30 settembre 2006 sono stati rideterminati a fini raffrontativi su base "pro-forma" per tener conto dell'acquisizione del controllo di Centro Leasing Banca S.p.A. e Centro Factoring S.p.A., avvenuta nel terzo trimestre 2007.

Stato patrimoniale consolidato riclassificato

Codice voce dello schema di bilancio obbligatorio (1)	ATTIVO (Importi in milioni di euro)	30 settembre 2007	30 giugno 2007 pro-forma (2)	Variazione %	31 dicembre 2006
10	**Cassa e disponibilità liquide**	**200**	**197**	**+1,6%**	**230**
	Attività finanziarie	**26.685**	**26.300**	**+1,5%**	**21.687**
	Crediti	21 254	21.281	-0,1%	16 300
60	*- crediti verso banche*	*1.450*	*1.714*	-15,4%	*1.672*
70	*- crediti verso clientela*	*19.804*	*19 567*	+1,2%	*14.628*
	Attività finanziarie negoziabili	5.418	5 008	+8,2%	5 380
20	*- attività finanziarie di negoziazione*	*295*	*249*	+18,5%	*546*
30	*- attività finanziarie valutate al fair value*	*1.671*	*1.563*	+6,9%	*1.531*
40	*- attività finanziarie disponibili per la vendita*	*3 452*	*3.196*	+8,0%	*3.303*
80	Derivati di copertura	13	11	+18,2%	7
	Immobilizzazioni	**1.353**	**1.331**	**+1,7%**	**1.256**
100	Partecipazioni	382	382	+0,0%	476
120 e 130	Attività materiali ed immateriali	971	949	+2,3%	780
140	**Attività fiscali**	**252**	**252**	**+0,0%**	**274**
110 e 160	**Altre attività**	**391**	**324**	**+20,7%**	**366**
	Totale attivo	**28.881**	**28.404**	**+1,7%**	**23.813**

Codice voce dello schema di bilancio obbligatorio (1)	PASSIVO (Importi in milioni di euro)	30 settembre 2007	30 giugno 2007 pro-forma (2)	Variazione %	31 dicembre 2006
	Passività finanziarie	**23.687**	**23.326**	**+1,5%**	**18.953**
	Passività finanziarie al costo ammortizzato	22.575	21.591	+4,6%	17.774
10	*- debiti verso banche*	*4.316*	*3 435*	+25,6%	*816*
di cui di 20	*- debiti verso clientela*	*11.764*	*11.696*	+0,6%	*11.389*
30	*- debiti rappresentati da titoli*	*6.495*	*6 460*	+0,5%	*5.569*
40	Passività finanziarie di negoziazione	97	83	+16,9%	51
50	Passività finanziarie valutate al fair value	982	989	-0,7%	1.099
60	Derivati di copertura	33	48	-31,3%	29
di cui di 20	Passività a fronte di attività cedute non cancellate	0	615	-100,0%	0
di cui di 100	**Impegni all'acquisto di strumenti patrimoniali**	**120**	**120**	**+0,0%**	**165**
80	**Passività fiscali**	**183**	**132**	**+38,6%**	**169**
	Fondi a destinazione specifica	**448**	**442**	**+1,4%**	**448**
110	Trattamento di fine rapporto del personale	162	162	+0,0%	180
120	Fondi per rischi e oneri e fondi di quiescenza	286	280	+2,1%	268
130	**Riserve tecniche**	**1.772**	**1.660**	**+6,7%**	**1.547**
90 e di cui di 100	**Altre passività**	**800**	**913**	**-12,4%**	**776**
210	**Patrimonio di terzi**	**174**	**161**	**+8,1%**	**144**
da 140 a 200 e 220	**Patrimonio netto**	**1.697**	**1.650**	**+2,8%**	**1.621**
	Totale passivo	**28.881**	**28.404**	**+1,7%**	**23.813**

(1) Nella presente colonna sono indicati i codici delle voci degli schemi obbligatori di bilancio i cui ammontari confluiscono nelle voci del presente schema riclassificato (Comunicazione Consob n°DEM/6064293 del 28.07.2006).

(2) Lo stato patrimoniale al 30 giugno 2007 è stato rideterminato a fini raffrontativi su base "pro-forma" allo scopo di tener conto dell'acquisizione del controllo di Centro Leasing Banca S.p.A. e Centro Factoring S.p.A., avvenuta nel terzo trimestre 2007.

2. La composizione del Gruppo

	Partecipazione Diretta Banca CR Firenze S.p.A.	CR Pistoia e Pescia S.p.A.	CR Civitavecchia S.p.A.	CR Orvieto S.p.A.	CR La Spezia S.p.A.	Ge.Fi.L. S.p.A.	Infogroup S.p.A.	Centro Leasing Banca S.p.A	Centro Leasing Rete S.p.A.	Totale
Società del Gruppo Bancario										
Cassa di Risparmio della Spezia S.p.A.	79,999%									79,999
Cassa di Risparmio di Orvieto S.p.A.	73,570%									73,570
Cassa di Risparmio di Pistoia e Pescia S.p.A.	60,000%									60,000
Cassa di Risparmio di Civitavecchia S.p.A.	51,000%									51,000
Banca C.R. Firenze Romania S.A.	56,229%									56,229
CR Firenze Gestion Internationale S.A.	80,000%									80,000
Centro Leasing Banca S.p.A.	77,491%	7,084%	0,561%	1,182%	0,790%					87,112
Centro Factoring S.p.A.	41,767%	5,729%		0,033%	0,164%			14,946%		62,639
Centro Leasing Rete S.p.A.								100,000%		100,000
Infogroup S.p.A.	94,000%	4,000%	1,000%	1,000%						100,000
Citylife S.p.A.	60,000%						40,000%			100,000
Tebe Tours S.p.A.	100,000%									100,000
Ge.Fi.L. S.p.A. (Gestione Fiscalità Locale)					100,000%					100,000
Immobiliare Nuova Sede S.r.l.	100,000%									100,000
Altre Società controllate										
Centrovita Assicurazioni S.p.A.	43,000%	8,000%								51,000
Centro Leasing G.m.b.h.								100,000%		100,000
Società bancarie e finanziarie partecipate almeno al 20%										
Soprarno SGR S.p.A.	47,500%									47,500
Findomestic Banca S.p.A.	47,170%	2,830%								50,000
Sviluppo Industriale S.p.A.		29,187%								29,187
Equitalia Spezia S.p.A. (1)					25,000%					25,000
Spezia Risorse S.p.A.						20,000%				20,000
Aci Leasing Friuli Venezia Giulia S.p.A.								25,070%		25,070
Altre Società partecipate almeno al 20%										
Immobiliare Novoli S.p.A. (1)	25,000%									25,000
Ce.Spe.Vi. S.r.l.		20,000%								20,000
Euroasset Italia S.r.l.								49,000%		49,000
Safi S.r.l.									20,000%	20,000

(1) Società classificate nel portafoglio "AFS" in relazione alle caratteristiche dell'investimento partecipativo.

2. La composizione del Gruppo

Al 30 settembre 2007 la configurazione del Gruppo Bancario è la seguente:

- Banca CR Firenze S.p.A. – Banca Capogruppo con sede in Firenze;
- Cassa di Risparmio della Spezia S.p.A. – Banca con sede in La Spezia;
- Cassa di Risparmio di Orvieto S.p.A. – Banca con sede in Orvieto (TR);
- Cassa di Risparmio di Pistoia e Pescia S.p.A. – Banca con sede in Pistoia;
- Cassa di Risparmio di Civitavecchia S.p.A. – Banca con sede in Civitavecchia (Roma);
- Banca C.R. Firenze Romania S.A. – Banca con sede in Bucharest (Romania);
- Centro Leasing Banca S.p.A. – Banca con sede in Firenze;
- Centro Factoring S.p.A. – Società finanziaria con sede in Firenze;
- Centro Leasing Rete S.p.A. – Società finanziaria con sede in Firenze.
- CR Firenze Gestion Internationale S.A. – Società di gestione di fondi comuni di investimento con sede in Lussemburgo;
- Infogroup S.p.A. – Società strumentale con sede in Firenze;
- Citylife S.p.A.– Società strumentale con sede in Firenze;
- Tebe Tours S.p.A. – Società strumentale con sede in Mirandola (MO);
- GE.Fi.L S.p.A. Gestione Fiscalità Locale – Società finanziaria di riscossione tributi locali con sede in La Spezia;
- Immobiliare Nuova Sede S.r.l. – Società strumentale con sede in Firenze.

Le principali variazioni intervenute dal 1° gennaio al 30 settembre 2007 nel Gruppo Bancario Banca CR Firenze riguardano l'incremento della partecipazione detenuta da Banca CR Firenze S.p.A. in Cassa di Risparmio della Spezia S.p.A., la cessione delle partecipazioni in Perseo Finance S.r.l. ed in et-Group S.p.A. e l'ingresso nel Gruppo delle società Immobiliare Nuova Sede S.r.l., Centro Leasing Banca S.p.A., Centro Leasing Rete S.p.A. e Centro Factoring S.p.A.

Cassa di Risparmio della Spezia S.p.A.

In esecuzione di un accordo firmato il 2 marzo 2007 con la Fondazione Cassa di Risparmio della Spezia, Banca CR Firenze S.p.A. ha acquistato, in data 23 maggio 2007, per un corrispettivo, dopo lo stacco cedola, di circa 46,3 milioni di euro, n. 17.443.000 azioni ordinarie Cassa di Risparmio della Spezia S.p.A., rappresentative di circa l'11,906% del capitale sociale della banca, che hanno fatto salire la sua partecipazione dal 68,093% al 79,999%. La Cassa di Risparmio della Spezia S.p.A. ha modificato il proprio Statuto per adeguarlo ai principali accordi di governance contenuti nel nuovo Patto Parasociale entrato in vigore, in sostituzione di quello vigente, alla data del predetto trasferimento azionario.

Immobiliare Nuova Sede S.r.l.

L'assemblea di Immobiliare Nuova Sede S.r.l., soggetta a direzione e coordinamento da parte del socio unico Banca CR Firenze S.p.A., ha approvato in data 4 aprile 2007 una modifica statutaria, per effetto della quale la società ha assunto la natura di "strumentale" ai fini della normativa di Vigilanza. Con decorrenza 17 maggio 2007, Immobiliare Nuova Sede S.r.l. è stata iscritta dalla Banca d'Italia nel Gruppo bancario Banca CR Firenze.

Perseo Finance S.r.l.

La partecipazione del 60% detenuta da Banca CR Firenze nella società veicolo Perseo Finance S.r.l., che era stata acquistata nel 1999 per realizzare l'operazione di cartolarizzazione dei crediti in sofferenza risalente a quello stesso anno, è stata ceduta il 9 agosto 2007, dopo la chiusura di tale operazione.

Centro Leasing Banca S.p.A. – Centro Leasing Rete S.p.A. – Centro Factoring S.p.A.

Banca CR Firenze S.p.A. ha acquistato, in data 11 luglio 2007, la partecipazione detenuta da BNP Paribas Lease Group in Centro Leasing Banca S.p.A., pari al 43,537%. Per effetto di tale acquisizione, l'interessenza di Gruppo in Centro Leasing Banca S.p.A. è salita all'87,075%, percentuale che ha determinato l'ingresso nel Gruppo bancario, con decorrenza 11 luglio 2007, di Centro Leasing Banca S.p.A., della sua controllata al 100% Centro Leasing Rete S.p.A. e di Centro Factoring S.p.A. (di cui Centro Leasing Banca S.p.A. detiene a sua volta una partecipazione del 14,946%, che si è aggiunta a quella già detenuta dal Gruppo, portandola complessivamente al 62,639%).
Tramite Centro Leasing Banca S.p.A. sono stati anche assunti il controllo di Centro Leasing G.m.b.h., società di diritto tedesco, nonché partecipazioni di collegamento in Aci Leasing Friuli Venezia Giulia S.p.A. ed in Euroasset Italia S.r.l., oltre ad una partecipazione di collegamento in Safi S.r.l. tramite Centro Leasing Rete S.p.A.
Nel mese di agosto 2007 si è inoltre concluso l'aumento di capitale di Centro Leasing Banca S.p.A da euro 110.728.591,02 a euro 155.020.051,50, attuato con l'emissione di n. 12.511.712 nuove azioni al valore nominale di euro 3,54 ciascuna, che era stato deliberato dalla società il 4 giugno 2007. L'interessenza complessiva del Gruppo Banca CR Firenze che ha esercitato, insieme ad altro socio, anche la prelazione sulla quota minima di inoptato (0,142%), è salita pertanto dall'87,075% all'87,112%.

Soprarno SGR S.p.A.

Soprarno SGR, costituita nel mese di agosto 2006 in partnership paritetica con Banca Ifigest S.p.A. ed autorizzata dalla Banca d'Italia, in data 15 gennaio 2007, alla prestazione dei servizi di gestione del risparmio con iscrizione all'Albo delle SGR al n. 236, ha allargato la compagine sociale a due soggetti privati; come previsto negli accordi sottoscritti in fase di costituzione della società, infatti, Banca CR Firenze S.p.A. e Banca Ifigest S.p.A. hanno ceduto, nel mese di marzo 2007, una quota pari al 2,5% ciascuna a scopo di fidelizzazione e incentivazione a due gestori della società. L'interessenza del Gruppo si è pertanto ridotta dal 50% al 47,5%. La società ha avviato la propria operatività a metà luglio 2007.

et-Group S.r.l.

Nel mese di settembre 2007 Citylife S.p.A. ha dismesso il 42,723% che deteneva in et–Group S.p.A., società con sede a Firenze, avente come missione la gestione e lo sviluppo di un portale specializzato dedicato al settore tessile.

3. Lo scenario economico e di settore

Nonostante Stati Uniti e UEM, abbiano rallentato il ritmo di espansione tendenziale nel primo semestre dell'anno, il PIL mondiale ha mantenuto praticamente costante il tasso di crescita in prossimità del +5%, grazie al contributo dei paesi emergenti, ed in particolare di Cina, Russia e Brasile.
Il quadro macroeconomico internazionale appare dunque ancora contraddistinto da un lato dalla continua accelerazione dello sviluppo economico dei paesi emergenti, e dall'altro dalle incertezze che, in seguito alla crisi del mercato immobiliare e dei mutui sub-prime, ancora sussistono riguardo alle modalità di rallentamento dell'economia Usa e degli effetti che tale rallentamento provocherà sulle dinamiche di crescita degli altri paesi industrializzati.
Con riferimento all'economia Usa, in un contesto di consumi privati in decelerazione, investimenti residenziali in caduta e tensioni al rialzo sui prezzi, le recenti problematiche di natura finanziaria hanno portato in primo piano il rischio di forte riduzione della crescita economica; la liquidità fornita dalla Fed ai mercati ha, sino ad ora, evitato una crisi finanziaria, ma l'incertezza sull'ammontare effettivo del capitale a rischio e sulla sua diffusione concorre a peggiorare il clima di fiducia. Queste considerazioni hanno portato i principali previsori a rivedere verso il basso la crescita del PIL USA, a causa di un più intenso rallentamento del ritmo di sviluppo fra la fine del 2007 e l'inizio del 2008. Il PIL crescerà quindi meno del 2% medio annuo sia quest'anno che nel 2008 (+1,7% e +1,5% rispettivamente). I contraccolpi sull'economia mondiale non dovrebbero tuttavia essere rilevanti e, anche in considerazione del peso assunto dalle economie emergenti, il tasso di crescita del PIL mondiale dovrebbe attestarsi al +4,9% a fine 2007, solo in lieve rallentamento rispetto al dato del 2006 (+5,2%); più marcato sarà invece il rallentamento nel commercio internazionale per cui è prevista una crescita del +6,4% (+9,1% nel 2006).
Con riferimento all'economia UEM, nel secondo trimestre del 2007 la crescita del PIL ha registrato un ulteriore rallentamento attestandosi a +0,3% (+0,7% nel primo del 2007; +0,9% nel quarto del 2006). Tale decelerazione ha riguardato i maggiori paesi dell'area e per ognuno di essi risulta riconducibile principalmente alla domanda interna, anche se ha riguardato componenti diverse della stessa. In Germania e in Francia il rallentamento è stato determinato essenzialmente dagli investimenti in costruzioni, mentre in Spagna la decelerazione ha riguardato gli investimenti produttivi e, in misura minore i consumi privati. Le esportazioni dell'area hanno invece segnato una accelerazione rispetto ai primi tre mesi dell'anno, contribuendo positivamente alla crescita congiunturale del PIL e recuperando la flessione del primo trimestre. Le stime per la fine del 2007 evidenziano per l'UEM una crescita del PIL del +2,4%, in decelerazione rispetto al 2006, ma comunque in linea con la crescita potenziale.
Nel contesto di rallentamento della crescita europea anche l'economia italiana sta conoscendo una decelerazione che dall'inizio del 2007 ha assunto connotati via via più decisi. Le rilevazioni dell'Istituto Nazionale di Statistica evidenziano, infatti, un ritmo di crescita congiunturale del PIL nel secondo trimestre del +0,1%, in rallentamento rispetto ai primi tre mesi dell'anno, in cui lo sviluppo era stato del +0,3%. La minore crescita è spiegata da una domanda interna abbastanza debole e da una domanda estera netta in calo; le variazioni rispetto al primo trimestre indicano una tenuta dei consumi delle famiglie accompagnata però dalla sostanziale stagnazione della spesa pubblica e degli investimenti.
Per il terzo ed il quarto trimestre dell'anno gli indicatori congiunturali e le indagini di fiducia presso le imprese evidenziano tuttavia uno scenario più incoraggiante; le informazioni disponibili evidenziano, infatti, un miglioramento delle prospettive per beni di investimento ed esportazioni ed una accelerazione della produzione industriale grazie prevalentemente ai contributi dei settori della metalmeccanica, mezzi di trasporto, tessile-abbigliamento, mobili, raffinerie di petrolio gomma e materie plastiche. In indebolimento, invece, sembrerebbe la domanda per i consumi, sulla quale potrebbero incidere maggiormente i riflessi dell'inasprimento delle condizioni creditizie e del generale clima di incertezza. Le stime per fine 2007 evidenziano un tasso di crescita del PIL +1,7%, in rallentamento rispetto a quanto registrato nel 2006 (+1,9%).
In merito alle politiche monetarie, la Federal Riserve, nel meeting di settembre, ha abbassato il costo del denaro di mezzo punto percentuale, portando il tasso sui fed funds al 4,75%; sebbene i mercati avessero già rivisto al ribasso le aspettative relative all'impostazione monetaria, l'intensità della manovra è comunque risultata superiore alle attese: attualmente il mercato dei derivati sconta almeno un'ulteriore manovra espansiva, fra la fine dell'anno corrente e gli inizi del prossimo. Nell'UEM ha invece prevalso un atteggiamento neutrale: la Banca Centrale Europea, nell'ultima riunione del Consiglio Direttivo del 4 ottobre, ha optato per lasciare invariato al 4% il tasso sui rifinanziamenti principali. La stessa BCE si è detta comunque pronta ad intervenire al rialzo in presenza in di un quadro macroeconomico ancora solido e soprattutto di ulteriori pressioni inflazionistiche giunte dall'evoluzione dei prezzi energetici.
Per quanto riguarda i mercati finanziari internazionali, la sottovalutazione dei rischi connessi ai titoli garantiti da ipoteche derivanti dal mercato dei mutui sub-prime, ha innescato un processo generalizzato di riduzione della tolleranza al rischio; sui mercati finanziari sono stati dunque penalizzate tutte le attività ritenute rischiose, non solo i titoli collegati al mercato dei mutui ma anche le obbligazioni corporate ed i mercati azionari. Nei mercati obbligazionari, la vendita di attività rischiose e acquisto di titoli di stato (*fligh to quality*) che si è determinato ha premiato le quotazioni degli stessi titoli governativi che hanno registrato rialzi generalizzati dopo le criticità manifestate nel secondo trimestre.
I mercati azionari, nel momento cruciale della crisi, hanno perso gran parte dei guadagni accumulati nei precedenti mesi dell'anno. La fase successiva di parziale recupero, che ha caratterizzato l'ultimo periodo, ha comportato un rendimento trimestrale positivo negli Stati Uniti mentre nelle altre aree industrializzate l'andamento del terzo trimestre resta in media negativo. Attualmente, l'indice MSCI World che racchiude tutte le borse mondiali, evidenzia un ritorno del +7,6% da inizio anno, mentre tra i principali indici internazionali si registra un buon guadagno per il Dow Jones (+11,6%) e per il Dax tedesco (+20,7%). L'indice italiano S&P/Mib registra, invece, una perdita di circa il 2,5%.

Con riferimento al mercato del credito, la dinamica degli impieghi bancari, a settembre 2007 si conferma sugli alti livelli raggiunti nel corso della prima parte del 2007: infatti, gli impieghi complessivi del totale banche in Italia hanno segnato un tasso di crescita tendenziale annuo pari al +10,7%, che si raffronta al +10,9% di settembre 2006. L'ammontare degli impieghi complessivi del totale banche in Italia è risultato pari a 1.406,5 miliardi di euro segnando un flusso di nuovi impieghi di circa 133 miliardi di euro rispetto a settembre 2006. La dinamica degli impieghi continua ad essere sostenuta sia dalla componente a protratta scadenza che da quella a breve termine: le variazioni tendenziali di queste componenti degli impieghi bancari sono risultate pari al +11,7% per il segmento a medio e lungo termine (+13,0% a settembre 2006) e al +9,0% per quello a breve termine (+7,4% a settembre 2006).

La raccolta bancaria alla fine di settembre 2007 è risultata pari a 1.214,5 miliardi di euro, segnando una variazione positiva del +6,3%, che si raffronta al +7,8% di settembre 2006: lo stock della raccolta è aumentato nel corso dell'ultimo anno di circa 71,5 miliardi di euro. Considerando le diverse componenti del funding, si osserva un tasso di crescita annuo pari al +2,7% (+5,4% a settembre 2006) per i depositi da clientela ed una dinamica più sostenuta delle obbligazioni delle banche con una crescita del +11,5% a settembre 2007 (+11,6% a settembre 2006).

I tassi bancari hanno fatto registrare, in linea con le indicazioni di politica monetaria della BCE, una generale crescita: il tasso medio della raccolta bancaria da clientela si è collocato a settembre 2007 al 2,77%, in aumento rispetto a settembre 2006 di 69 punti base; il tasso medio sul totale dei prestiti a famiglie e società non finanziarie si è collocato, sempre a settembre 2007, al 5,98%, 80 punti base al di sopra di quanto segnato a settembre 2006.

Con specifico riguardo alla raccolta indiretta, gli ultimi dati sulla consistenza dei titoli a custodia (sia in gestione che detenuti direttamente dalla clientela), pari 1.753,5 miliardi di euro a luglio 2007 (ultimo dato disponibile), mostrano come essa sia cresciuta rispetto a 12 mesi prima del +5,2%.

Le gestioni patrimoniali bancarie alla fine di luglio 2007 (ultimo dato disponibile) ammontano a 144 miliardi di euro registrando una variazione negativa del –8,5% rispetto a luglio 2006. Esse rappresentano l'8,2% della raccolta indiretta (contro il 9,5% di 12 mesi prima).

Il patrimonio dei fondi comuni e sicav di diritto italiano ed estero, a settembre 2007, è risultato pari a 595,2 miliardi di euro. Analizzando la composizione per tipologia del patrimonio, si rileva come nell'ultimo anno la quota dei fondi di liquidità sia passata dal 13,9% al 15,4%, quella dei fondi flessibili sia salita dal 8,0% di settembre 2006 all'11,6% di settembre 2007 e la quota dei fondi hedge sia cresciuta dal 4,4% al 5,9%; sono, invece, risultate in diminuzione le quote dei fondi azionari (dal 25,2% al 24,8%), dei fondi obbligazionari (dal 41,1% al 36,1%) e dei fondi bilanciati (dal 7,4% al 6,1%). Sempre a settembre 2007 si è registrata una contrazione della raccolta netta dei fondi comuni di investimento istituiti da intermediari italiani: essa risulta infatti negativa per 6.460 milioni di euro.

4. L'andamento reddituale

Premessa

Anche nel terzo trimestre, come nel corso dei precedenti mesi del 2007, l'attività del Gruppo è stata caratterizzata, in linea con gli obiettivi indicati nel budget e nel piano triennale, da efficaci azioni commerciali "client oriented", allo scopo di migliorare il servizio reso alla clientela, in un ambito di razionalizzazione e contenimento dei costi.
Sono stati conseguiti risultati significativi in termini economici, patrimoniali e finanziari, in un quadro di forte attenzione verso la migliore e più efficiente allocazione del capitale, il presidio dei rischi e la creazione di valore.

Sintesi dei risultati

Importi in milioni di euro	30 settembre 2007	30 settembre 2006 pro-forma	Variazione assoluta	Variazione %
Margine d'interesse	538	461	77	+16,7%
Margine d'interesse netto	540	465	75	+16,1%
Margine d'intermediazione lordo	859	792	67	+8,5%
Margine d'intermediazione netto	781	747	34	+4,6%
Risultato operativo netto	318	277	41	+14,8%
Utile dell'operatività corrente al lordo delle imposte	295	256	39	+15,2%
Utili da operazioni non ricorrenti	0	101	-101	-100,0%
Utile netto	**153**	**234**	**-81**	**-34,6%**

L'utile netto conseguito nei primi nove mesi del 2007, pari a 153 milioni di euro, segna un decremento di 81 milioni di euro (-34,6%) in raffronto al medesimo periodo del precedente esercizio, che tuttavia includeva utili da operazioni non ricorrenti pari a circa 101 milioni di euro, sostanzialmente relativi alle plusvalenze da cessione delle partecipazioni in Sanpaolo Imi e Fondiaria–SAI; non considerando le suddette componenti, il risultato netto rilevato al 30 settembre 2007 presenta un aumento del 12,5% rispetto ai primi nove mesi del 2006.
Tale positivo andamento è peraltro confermato dalla crescita di tutti i margini reddituali esposti nella tabella soprastante e di seguito commentati.

Il margine d'interesse

Importi in milioni di euro	30 settembre 2007	30 settembre 2006 pro-forma	Variazione assoluta	Variazione %
Interessi netti clientela	666	527	139	+26,4%
Interessi attivi clientela	*840*	*646*	*194*	*+30,0%*
Interessi passivi clientela	*-174*	*-119*	*-55*	*+46,3%*
Interessi netti su titoli	-83	-28	-55	+196,4%
Interessi attivi su titoli	*97*	*88*	*9*	*+10,4%*
Interessi passivi su titoli (al netto dei differenziali su operazioni di copertura)	*-180*	*-116*	*-64*	*+55,3%*
Interessi netti banche	-45	-37	-8	+21,6%
Interessi attivi banche	*82*	*53*	*29*	*+55,9%*
Interessi passivi banche	*-127*	*-90*	*-37*	*+41,7%*
Altri interessi netti	0	-1	1	-100,0%
Margine d'interesse	**538**	**461**	**77**	**+16,7%**
Risultato dell'attività di copertura	2	4	-2	-50,0%
Margine d'interesse netto	**540**	**465**	**75**	**+16,1%**

L'incremento del margine d'interesse netto rispetto al 30 settembre 2006 (+16,1%) è principalmente dovuto alla crescita degli impieghi a clientela, considerato che a fronte di un incremento del 30% degli interessi attivi si è contrapposto un aumento del 50% circa degli interessi passivi riferiti alla raccolta in depositi e in titoli.

I rendimenti

Dati aggregati delle società bancarie del Gruppo (*)	30 settembre 2007		30 settembre 2006		Variazione	
	Consistenze medie (in €/mil)	Tassi medi annualizzati (%)	Consistenze medie (in €/mil)	Tassi medi annualizzati (%)	Consistenze medie (%)	Tassi medi annualizzati (punti %)
Attività fruttifere						
Impieghi clientela	*15 227*	*5,88*	*13 608*	*5,10*	*+11,90%*	*+0,78*
Portafoglio titoli	*2.504*	*3,69*	*2.544*	*2,78*	*-1,57%*	*+0,91*
Interbancario attivo	*2.655*	*3,63*	*2.051*	*2,90*	*+29,45%*	*+0,73*
Totale attività fruttifere	**20.386**	**5,32**	**18.203**	**4,53**	**+11,99%**	**+0,79**
Passività onerose						
Raccolta diretta	*17.054*	*2,33*	*15 624*	*1,65*	*+9,15%*	*+0,68*
Interbancario passivo	*1.850*	*3,88*	*1.788*	*2,76*	*+3,47%*	*+1,12*
Totale passività onerose	**18.904**	**2,48**	**17.412**	**1,76**	**+8,57%**	**+0,72**

(*) Escluso Centro Leasing Banca S.p.A.

Al fine di evidenziare le principali componenti del margine d'interesse è stata sviluppata l'analisi dei volumi e dei tassi medi, che evidenzia come principale fattore di crescita l'aumento delle masse intermediate.
Le attività fruttifere hanno segnato un aumento di circa il 12% rispetto allo stesso periodo dell'esercizio precedente, con una crescita che è stata determinata principalmente dagli impieghi a clientela.
Il passivo oneroso ha evidenziato un incremento di circa il 9%, favorito dalla crescita della raccolta diretta.
Lo spread medio complessivo è stato pari al 2,84%, in crescita rispetto al valore registrato nel 2006 (2,77%).

Il margine d'intermediazione lordo

Importi in milioni di euro	30 settembre 2007	30 settembre 2006 pro-forma	Variazione assoluta	Variazione %
Margine d'interesse netto	**540**	**465**	**75**	**+16,1%**
Commissioni nette e recuperi da clientela	234	227	7	+3,1%
- Commissioni nette	*188*	*181*	*7*	*+3,9%*
- Recuperi su depositi a risparmio e conti creditori	*46*	*46*	*0*	*0,0%*
Dividendi e utili (perdite) delle partecipazioni	41	45	-4	-8,9%
Risultato delle attività e passività finanziarie	36	46	-10	-21,7%
Risultato netto della gestione assicurativa	8	9	-1	-11,1%
Margine d'intermediazione lordo	**859**	**792**	**67**	**+8,5%**

Rispetto ai primi nove mesi del 2006 il margine d'intermediazione lordo evidenzia un aumento di 67 milioni di euro (+8,5%), che consegue alla crescita del margine d'interesse precedentemente descritta e della voce "Commissioni nette e recuperi da clientela" (+3,1%), il cui dettaglio è riportato nella successiva tabella. Le voci "Dividendi e utili (perdite) delle partecipazioni" e "Risultato delle attività e passività finanziarie" registrano una flessione principalmente da ascrivere, rispettivamente, alla cessione dell'interessenza detenuta in Sanpaolo IMI S.p.A. ed ai maggiori utili da negoziazione e da valutazione di poste finanziarie rilevati nel precedente esercizio.

Commissioni nette e recuperi da clientela

Importi in milioni di euro	30 settembre 2007	30 settembre 2006 pro-forma	Variazione	
			assoluta	%
Recupero spese e gestione c/c e depositi a risparmio	68	72	-4	-5,6%
Monetica	19	18	1	5,6%
Raccolta amministrata	8	8	0	0,0%
Credito	14	17	-3	-17,6%
Incassi e pagamenti	10	11	-1	-9,1%
Risparmio gestito	65	63	2	+3,2%
di cui: Bancassicurazione	*9*	*12*	*-3*	*-25,0%*
Altre voci	50	38	12	31,6%
Totale commissioni nette e recuperi da clientela	**234**	**227**	**7**	**+3,1%**

La crescita del 3,1% delle "Commissioni rette e recuperi da clientela" dipende principalmente dalle maggiori commissioni percepite su operazioni di leasing, iscritte tra le "Altre voci", che hanno consentito di assorbire la flessione segnata dalle voci "Recupero spese e gestione c/c e depositi a risparmio" e "Credito", peraltro determinata anche dalle politiche commerciali attivate per contrastare la forte concorrenza presente su questo mercato e per assecondare richieste della clientela conseguendo, per contro, un apprezzabile aumento del numero dei conti correnti.

Composizione dei ricavi per commissioni nette da clientela al 30 settembre 2007



Altre voci 21%
30% Recupero spese e gestione c/c e depositi a risparmio
Monetica 8%
Risparmio gestito 28%
Raccolta amministrata 3%
Incassi e pagamenti 4%
Credito 6%

Il margine d'intermediazione netto

Importi in milioni di euro	30 settembre 2007	30 settembre 2006 pro-forma	Variazione assoluta	Variazione %
Margine d'intermediazione lordo	**859**	**792**	**67**	**+8,5%**
Rettifiche/riprese di valore nette per deterioramento di:	-78	-45	-33	+73,3%
Crediti	*-76*	*-44*	*-32*	*+72,7%*
Altre operazioni finanziarie	*-2*	*-1*	*-1*	*+100,0%*
Margine d'intermediazione netto	**781**	**747**	**34**	**+4,6%**

Il margine d'intermediazione netto cresce del 4,6% rispetto allo stesso periodo del precedente esercizio, nonostante la presenza di maggiori rettifiche nette su crediti per circa 32 milioni di euro, prevalentemente relative al comparto "sofferenze".

Il risultato operativo netto

Importi in milioni di euro	30 settembre 2007	30 settembre 2006 pro-forma	Variazione assoluta	Variazione %
Margine d'intermediazione netto	**781**	**747**	**34**	**+4,6%**
Spese di funzionamento:	-463	-470	7	-1,5%
Spese amministrative	*-465*	*-472*	*7*	*-1,5%*
- Spese per il personale	*-301*	*-317*	*16*	*-5,0%*
- Spese correnti	*-127*	*-119*	*-8*	*6,7%*
- Imposte indirette e tasse	*-37*	*-36*	*-1*	*+2,8%*
Rettifiche di valore nette su attività materiali e immateriali	*-29*	*-31*	*2*	*-6,5%*
Altri proventi di gestione netti (recuperi spese)	*31*	*33*	*-2*	*-6,1%*
Risultato operativo netto	**318**	**277**	**41**	**+14,8%**

Il risultato operativo netto migliora del 14,8% rispetto al 30 settembre 2006 per effetto, oltre che delle dinamiche reddituali precedentemente descritte, del decremento delle spese di funzionamento sostanzialmente determinato da:

- la variazione delle spese per il personale (-5,0%), che risente dell'imputazione al conto economico della quota esuberante del TFR, pari a circa 22,8 milioni di euro al lordo delle imposte (che sostanzialmente recupera gli oneri rilevati in sede di transizione ai principi IAS/IFRS), a seguito all'applicazione delle modifiche normative apportate dal D.Lgs. n. 252/2005 e dalla L. n. 296/2006, che a partire dal 1° gennaio 2007 hanno disposto il conferimento all'INPS od a fondi di previdenza complementare delle posizioni maturate dai dipendenti; in particolare, l'applicazione delle nuove norme ha comportato l'eliminazione delle "dinamiche salariali" dalle ipotesi attuariali applicate sulla base di quanto richiesto dallo IAS 19;
- la crescita delle spese correnti (+6,7%), il cui dettaglio è riportato nella tabella che segue;
- la sostanziale stabilità, nel loro insieme, delle altre componenti dell'aggregato in esame.

Spese Correnti

Importi in milioni di euro	30 settembre 2007	30 settembre 2006 pro-forma	Variazione	
			assoluta	%
Costi delle tecnologie e outsourcing	29	30	-1	-3,3%
Gestione immobili ed impianti	24	19	5	+26,3%
Spese generali	45	41	4	+9,1%
Costi professionali ed assicurativi	21	20	1	+5,0%
Marketing e pubblicità	8	9	-1	-11,1%
Totale spese correnti	**127**	**119**	**8**	**+6,7%**

La crescita della voce "Gestione immobili ed impianti" deriva dai maggiori costi sostenuti in seguito all'apertura di nuove filiali ovvero al trasferimento ed alla ristrutturazione di preesistenti dipendenze.
L'incremento delle "Spese generali" è sostanzialmente legato alla crescita dell'operatività del Gruppo.



Spese correnti
30 settembre 2007
30 settembre 2006 pro-forma
50
40
30
20
10
0
Costi delle tecnologie e outsourcing
Gestione immobili ed impianti
Spese generali
Costi professionali ed assicurativi
Marketing e pubblicità

L'utile dell'operatività corrente

Importi in milioni di euro	30 settembre 2007	30 settembre 2006 pro-forma	Variazione assoluta	Variazione %
Risultato operativo netto	**318**	**277**	**41**	**+14,8%**
Accantonamenti netti ai fondi per rischi e oneri	-16	-20	4	-20,0%
Altri costi e ricavi dell'operatività corrente	-7	-1	-6	n.s.
Utile dell'operatività corrente al lordo delle imposte	**295**	**256**	**39**	**+15,2%**

In presenza di minori accantonamenti netti ai fondi per rischi e oneri e nonostante un incremento degli altri costi netti dell'operatività corrente – da attribuirsi principalmente alla rilevazione, nei primi nove mesi del 2006, di maggiori plusvalenze da cessione di investimenti e di utili dei gruppi di attività in via di dismissione al netto delle imposte - l'utile in esame ha registrato un aumento di circa 39 milioni di euro, pari al 15,2%.

L'utile netto

Importi in milioni di euro	30 settembre 2007	30 settembre 2006 pro-forma	Variazione assoluta	Variazione %
Utile dell'operatività corrente al lordo delle imposte	**295**	**256**	**39**	**+15,2%**
Utili da operazioni non ricorrenti	0	101	-101	-100,0%
Imposte sul reddito	-114	-98	-16	+16,3%
Utile di pertinenza di terzi	-28	-25	-3	+12,0%
Utile netto	**153**	**234**	**-81**	**-34,6%**

A seguito della crescita degli utili di pertinenza di terzi (+12,0%), dovuta al miglioramento dei risultati conseguiti nei primi nove mesi del 2007 dalle società consolidate integralmente, nonché alla luce di un incremento del carico fiscale più che proporzionale rispetto all'aumento dell'utile dell'operatività corrente, per la presenza al 30 settembre 2006 di utili da operazioni non ricorrenti per 101 milioni di euro, l'utile netto evidenzia una diminuzione di 81 milioni di euro, pari al 34,6%; non considerando tali componenti, il risultato netto cresce di circa 17 milioni di euro (+12,5%) rispetto ai primi nove mesi del 2006.

Il ROE e gli altri ratios

Il ROE del Gruppo, calcolato rapportandc l'utile netto dei primi nove mesi del 2007 al patrimonio netto contabile medio ponderato del periodo 31 dicembre 2006 – 30 settembre 2007 (pari a 1.583 milioni di euro) ed escludendo l'utile in formazione, risulta pari al 12,9% (12,7% al 30 settembre 2006, al netto degli "utili da operazioni non ricorrenti" per 101 milioni di euro). Nel periodo 1° ottobre 2006 – 30 settembre 2007 il patrimonio netto contabile medio è peraltro aumentato di circa 136 milioni di euro (+9,4%), in seguito all'imputazione a riserve di una rilevante quota dell'elevato utile netto dell'esercizio 2006.

Per quanto riguarda l'andamento di alcuni ratios economici si rilevano le seguenti positive variazioni:

- un deciso decremento del cost/income, calcolato rapportando le spese di funzionamento al margine d'intermediazione lordo, che passa dal 59,3% al 53,9%;
- una diminuzione delle incidenze del costo del personale e delle spese amministrative complessive sul totale attivo, in parte legata all'adeguamento positivo del TFR descritto in precedenza, che passano rispettivamente dall'1,38% all'1,04% e dal 2,05% all'1,60%.


Utile netto e ROE
milioni di euro
14%
13%
12%
11%
160
140
120
100
80
60
40
20
settembre 06 pro-forma
settembre 07
Utile netto
ROE al netto operazioni non ricorrenti


Patrimonio netto e ROE
milioni di euro
15%
14%
13%
12%
11%
1.700
1.600
1.500
1.400
1.300
1.200
1.100
1.000
900
settembre 06 pro-forma
settembre 07
Patrimonio netto
ROE al netto operazioni non ricorrenti


Margine d'intermediazione lordo e Cost/income
milioni di euro
900
800
700
600
500
400
300
200
100
65%
60%
55%
50%
45%
settembre-06 pro-forma
settembre-07
Margine d'intermediazione lordo
Spese di funzionamento
Cost / income

5. Le grandezze patrimoniali e la struttura

Le attività gestite per conto della clientela

I positivi risultati economici conseguiti dal Gruppo nei primi nove mesi del 2007 trovano riscontro nell'andamento delle principali componenti patrimoniali e finanziarie rilevate al 30 settembre 2007, di seguito illustrate.

La raccolta

Importi in milioni di euro	30 settembre 2007	30 giugno 2007 pro-forma	Variazione assoluta	Variazione %
Raccolta diretta	18.356	18.239	117	+0,6%
Raccolta indiretta	22.242	23.421	-1.179	-5,0%
Raccolta totale	**40.598**	**41.660**	**-1.062**	**-2,5%**

Rispetto al 30 giugno 2007 la raccolta totale presenta una diminuzione del 2,5%: mentre la raccolta diretta rimane stabile, si registra una diminuzione della componente indiretta, la cui flessione è conseguenza del trasferimento ad altra banca delle azioni Banca CR Firenze di proprietà dell'Ente Cassa di Risparmio di Firenze e della Fondazione Cassa di Risparmio della Spezia per un controvalore complessivo pari a 1.922 milioni di euro.

La raccolta diretta

Importi in milioni di euro	30 settembre 2007	30 giugno 2007 pro-forma	Variazione assoluta	Variazione %
Passività finanziarie al costo ammortizzato	18.259	18.156	103	+0,6%
- Raccolta a vista	*10.315*	*10.328*	*-13*	*-0,1%*
- Obbligazioni (comprese subordinate)	*6.292*	*6.260*	*32*	*+0,5%*
- Pronti contro termine	*1.293*	*1.222*	*71*	*+5,8%*
- Altre passività al costo ammortizzato	*359*	*346*	*13*	*+3,8%*
Passività finanziarie di negoziazione	97	83	14	+16,9%
Raccolta diretta	**18.356**	**18.239**	**117**	**+0,6%**

Rispetto al 30 giugno 2007 la raccolta diretta registra un aumento di oltre 100 milioni di euro, riveniente principalmente dalla raccolta in obbligazioni ed in pronti contro termine.

La raccolta indiretta

Importi in milioni di euro	30 settembre 2007	30 giugno 2007 pro-forma	Variazione	
			assoluta	%
Raccolta amministrata	11.627	12.740	-1.113	-8,7%
Raccolta gestita	10.615	10.681	-66	-0,6%
Gestioni patrimoniali (GPM - GPS - GPF)	*2.375*	*2.493*	*-118*	*-4,7%*
Fondi	*5.391*	*5.426*	*-35*	*-0,6%*
Assicurazioni	*2.770*	*2.689*	*81*	*+3,0%*
Fondi di previdenza complementare	*79*	*73*	*6*	*+8,2%*
Raccolta indiretta	**22.242**	**23.421**	**-1.179**	**-5,0%**

Come commentato precedentemente, nel terzo trimestre 2007 la raccolta indiretta registra una diminuzione del 5,0%, a causa principalmente della componente amministrata.
L'aumento del comparto assicurazioni è conseguente a nuova produzione per 248 milioni di euro ed a scadenze, riscatti e sinistri per 135 milioni di euro.

Le passività del comparto assicurativo

Importi in milioni di euro	30 settembre 2007	30 giugno 2007 pro-forma	Variazione	
			assoluta	%
Passività finanziarie valutate al *fair value*	982	989	-7	-0,7%
Riserve tecniche	1.772	1.660	112	+6,7%
Totale passività del comparto assicurativo	**2.754**	**2.649**	**105**	**+4,0%**

Come si evince dalla tabella sopra esposta, le passività del comparto assicurativo hanno segnato una crescita caratterizzata dalla stipula di contratti a prevalente contenuto assicurativo.

Gli impieghi a clientela

Importi in milioni di euro	30 settembre 2007	30 giugno 2007 pro-forma	Variazione	
			assoluta	%
Conti correnti e finanziamenti	6.688	6.727	-39	-0,6%
Mutui e finanziamenti a m/l termine	8.802	8.482	320	+3,8%
Crediti in sofferenza	462	434	28	+6,5%
Altri impieghi	4.169	4.227	-58	-1,4%
Fondi svalutazione crediti deteriorati	-317	-303	-14	+4,6%
Impieghi a clientela	**19.804**	**19.567**	**237**	**+1,2%**

Al 30 settembre 2007 gli impieghi netti a clientela sfiorano i 20 miliardi di euro, registrando una crescita dell'1,2% dal 30 giugno 2007, del 3,8% nel comparto mutui.

La qualità del portafoglio crediti

Importi in milioni di euro	30 settembre 2007	30 giugno 2007 pro-forma	Variazione assoluta	Variazione %
Sofferenze lorde	462	434	28	+6,5%
Dubbi esiti	-250	-235	-15	+6,4%
Sofferenze nette	**212**	**199**	**13**	**+6,5%**
Grado di copertura sofferenze	**54,1%**	**54,1%**		**0,0%**
Incagli e ristrutturati lordi	270	258	12	+4,7%
Dubbi esiti	-56	-55	-1	+1,8%
Incagli e ristrutturati netti	**214**	**203**	**11**	**+5,4%**
Grado di copertura incagli e ristrutturati	**20,7%**	**21,3%**		**-0,6%**
Scaduti/sconfinati da oltre 180 giorni lordi	232	222	10	+4,5%
Dubbi esiti	-11	-13	2	15,4%
Scaduti/sconfinati da oltre 180 giorni netti	**221**	**209**	**12**	**+5,7%**
Grado di copertura scaduti/sconfinati da oltre 180 giorni	**4,7%**	**5,9%**		**-1,2%**
Crediti deteriorati lordi	964	914	50	+5,5%
Dubbi esiti	-317	-303	-14	+4,6%
Crediti deteriorati netti	**647**	**611**	**36**	**+5,9%**
Grado di copertura crediti deteriorati	**32,9%**	**33,2%**		**-0,3%**

Il Gruppo ha continuato a perseguire politiche di accantonamento cautelative; in particolare, la crescita delle posizioni in sofferenza ed incagliate è stata adeguatamente coperta dagli accantonamenti effettuati nel periodo ed anche il grado complessivo di copertura dei crediti deteriorati rimane pertanto sostanzialmente invariato.

L'attività sui mercati finanziari e l'operatività in azioni proprie

Importi in milioni di euro	30 settembre 2007	30 giugno 2007 pro-forma	Variazione assoluta	Variazione %
Interbancario				
- attivo	1.450	1.714	-264	-15,4%
- passivo	-4.316	-3.435	-881	+25,6%
Totale interbancario netto	**-2.866**	**-1.721**	**-1.145**	**+66,5%**
Attività finanziarie in portafoglio negoziabili				
- detenute per la negoziazione	295	249	46	+18,5%
- valutate al *fair value*	1.671	1.563	108	+6,9%
- disponibili per la vendita	3.452	3.196	256	+8,0%
Totale attività finanziarie in portafoglio negoziabili	**5.418**	**5.008**	**410**	**+8,2%**

La diminuzione della posizione interbancaria netta per circa 1.145 milioni di euro è sostanzialmente da porre in relazione alla chiusura di un'operazione di cartolarizzazione da parte di Centro Leasing Banca S.p.A., a fenomeni ciclici quali i riversi fiscali ed a movimentazioni su singoli depositi di elevata entità.
Nei portafogli della proprietà classificati come AFS sono inserite le attività finanziarie costituite da titoli di debito, quote di fondi, Sicav, ETF e partecipazioni minoritarie, acquisite e detenute in ottica reddituale e in relazione a strategie di investimento di medio o lungo periodo (senza intenzione di prolungare tale investimento sino alla scadenza del titolo).
La gestione dei portafogli obbligazionari AFS è stata caratterizzata nel periodo dall'incremento delle posizioni in BOT e in CCT, questi ultimi destinati principalmente a soddisfare le esigenze di rinnovo delle operazioni di pronti contro termine della clientela, nonchè dall'alleggerimento di posizioni in titoli *corporate*, comunque contraddistinti da riprezzamento frequente, durata contenuta e buone caratteristiche di liquidità e di merito creditizio.

In ottica di una migliore diversificazione degli investimenti per mercati di riferimento, pur mantenendo una limitata esposizione alle oscillazioni di mercato, il Gruppo ha anche aumentato le posizioni in fondi bilanciati nonché, in misura marginale, in fondi *hedge*.
Le attività finanziarie acquisite e detenute nell'ottica di lucrare su differenziali di prezzo in relazione a strategie di *trading* di breve periodo o di arbitraggio, sono inserite nei portafogli della proprietà classificati come HFT; sono altresì inseriti in tali portafogli i titoli di debito oggetto di servizi di negoziazione per conto proprio negoziati con clientela.
La gestione dei portafogli azionari HFT è stata caratterizzata da criteri prudenziali, sulla base dell'analisi dell'andamento dei principali indicatori macro-economici e fondamentali e delle opportunità offerte dalle attività di trading. La posizione in titoli azionari risulta stabile.
L'aumento delle attività finanziarie valutate al *fair value*, interamente relative a Centrovita Assicurazioni S.p.A., risulta legato al corrispondente incremento delle passività del comparto assicurativo, commentato in precedenza.

Le interessenze partecipative

La voce di bilancio riferita alle sole partecipazioni "rilevanti", vale a dire in società nelle quali il Gruppo esercita un'influenza notevole ovvero in società a controllo congiunto consolidate con il metodo del patrimonio netto, al 30 settembre 2007 ammontava a 382 milioni di euro, invariata rispetto al 30 giugno 2007 "pro-forma". Rispetto al 30 settembre 2006, si segnala una diminuzione pari a circa 95 milioni di euro dovuta essenzialmente alla variazione del perimetro di consolidamento a seguito dell'inclusione in quest'ultimo delle società di leasing e factoring precedentemente consolidate con il metodo del patrimonio netto.

Al 30 settembre 2007 le interessenze in parola sono principalmente le seguenti, entrambe relative a partecipazioni sottoposte a controllo congiunto:
- Gruppo Findomestic;
- Soprarno SGR.

Si ricorda che gli altri investimenti partecipativi del Gruppo, che al 30 settembre 2007 ammontano a circa 205 milioni di euro, sono inclusi tra le "Attività finanziarie disponibili per la vendita" e comprendono anche altri titoli di capitale.

I conti di capitale

Importi in milioni di euro	30 settembre 2007	30 giugno 2007	Variazione assoluta	Variazione %
Capitale sociale e sovrapprezzi di emissione	931	930	1	+0,1%
Riserve da valutazione (adeguamento al *fair value*)	-25	-22	-3	+13,6%
Altre riserve	638	637	1	+0,2%
Utile netto	153	101	52	+51,5%
Patrimonio netto	**1.697**	**1.646**	**51**	**+3,1%**

Rispetto al 30 giugno 2007 il patrimonio netto del Gruppo aumenta di circa 51 milioni di euro (+3,1%), sostanzialmente per effetto dell'utile maturato nel terzo trimestre 2007

Raccordo tra patrimonio netto e utile d'esercizio o periodo della Capogruppo e i corrispondenti valori del bilancio consolidato

Descrizione	30 settembre 2007 Patrimonio Netto	30 settembre 2007 Utile di periodo	30 giugno 2007 Patrimonio Netto	30 giugno 2007 Utile di periodo
Capitale (al netto delle azioni proprie)	829		828	
Sovrapprezzi di emissione	102		102	
Riserve	483		483	
Riserve da valutazione	-25		-19	
Utile d'esercizio o periodo		142		125
Patrimonio e utile di pertinenza della Capogruppo	**1.389**	**142**	**1.394**	**125**
Avviamento di pertinenza della Capogruppo	-89		-88	
Totale Banca CR Firenze SpA	**1.300**	**142**	**1.306**	**125**
Riserve di pertinenza del Gruppo			-23	
Rilevazione del patrimonio di pertinenza di terzi	170		121	
Differenze positive di consolidamento (avviamento)	-220		-219	
Risultati netti delle società consolidate con il metodo integrale		88		51
Attribuzione degli utili netti di pertinenza di terzi		-28		-17
Interessi passivi su passività di negoziazione consolidate (put option)		-3		-2
Eliminazione dei dividendi infragruppo		-48		-46
Totale società consolidate con il metodo integrale	**-50**	**9**	**-121**	**-14**
Riserva di consolidamento	155		174	
Rilevazione del patrimonio di pertinenza di terzi	3		5	
Differenze positive di patrimonio netto (avviamento)	-14		-14	
Risultati netti delle società consolidate con il metodo del patrimonio netto		34		24
Eliminazione dei dividendi delle società consolidate con il metodo del patrimonio netto		-31		-33
Attribuzione degli utili netti di pertinenza di terzi		-1		-1
Totale società consolidate con il metodo del patrimonio netto	**144**	**2**	**165**	**-10**
Totale Patrimonio Gruppo Banca CR Firenze (comprensivo del patrimonio di terzi e dell'avviamento)	**1.394**	**153**	**1.350**	**101**

Il Patrimonio netto consolidato del Gruppo Banca CR Firenze risulta pertanto così composto:

Descrizione	30 settembre 2007 Patrimonio Netto	30 settembre 2007 Utile di periodo	30 giugno 2007 Patrimonio Netto	30 giugno 2007 Utile di periodo
Capitale (al netto delle azioni proprie)	829		828	
Sovrapprezzi di emissione	102		102	
Riserve	638		637	
Riserve da valutazione	-25		-22	
Utile di pertinenza del Gruppo		153		101
Patrimonio e utile di pertinenza del Gruppo	**1.544**	**153**	**1.545**	**101**
Patrimonio di pertinenza di terzi	**173**		**126**	
Patrimonio e utile consolidati	**1.717**	**153**	**1.671**	**101**
Avviamento di pertinenza della Capogruppo	-89		-88	
Differenze positive di consolidamento (avviamento)	-220		-219	
Differenze positive di patrimonio netto (avviamento)	-14		-14	
Totale Patrimonio Gruppo Banca CR Firenze (comprensivo del patrimonio di terzi e dell'avviamento)	**1.394**	**153**	**1.350**	**101**

L'incremento degli utili netti realizzati dalle società consolidate integralmente nei primi nove mesi del 2007 rispetto all'analogo periodo dell'esercizio precedente è stato parzialmente compensato dalla riduzione dei risultati netti delle società consolidate con il metodo del patrimonio netto, pressoché interamente imputabile al Gruppo Findomestic.

La posizione finanziaria

Le variazioni dei flussi di cassa del Gruppo al 30 settembre 2007 rispetto al 30 giugno 2007 sono sintetizzabili come segue:

Importi in milioni di euro	30 settembre 2007	30 giugno 2007
Gestione	632	378
- utile del periodo	*153*	*101*
- altre variazioni	*479*	*277*
Liquidità netta generata/(assorbita) dalle attività e passività finanziarie	-449	-297
Liquidità netta generata/(assorbita) dall'attività operativa	**184**	**81**
Liquidità netta generata/(assorbita) dall'attività di investimento	**-130**	**-30**
Liquidità netta generata/(assorbita) dall'attività di provvista	**-84**	**-84**
FLUSSO MONETARIO DEL PERIODO	**-30**	**-33**

L'attività commerciale del Gruppo

Le attività commerciali realizzate nel terzo trimestre 2007, coerentemente con le linee di politica commerciale definite, si sono focalizzate su:

- ampliamento della base di clientela;
- sviluppo e diffusione dei servizi multicanale.

Per quanto riguarda la diffusione della multicanalità, il servizio Liberamente destinato ai clienti privati ha registrato a fine settembre 77.000 clienti attivi (+44% rispetto a settembre 2006). I clienti hanno effettuato circa 440.000 operazioni dispositive e 8.700.000 informative (rispettivamente il 105% e il 46% in più rispetto a settembre 2006).

Nel luglio 2007 sono stati rilasciati su Liberamente Internet tre nuovi servizi di pagamento, destinati ad incrementare in modo significativo l'operatività dispositiva con la clientela: i bollettini postali premarcati, i bollettini MAV e la ricarica delle Carte Mediaset Premium, con addebito diretto in conto corrente.

Inoltre, visti gli ottimi risultati della fase di test effettuata su 4 Filiali, sono state estese ad altre 17 Filiali del Gruppo le "Oasi Relax", stazioni interattive collegate al sito liberamente.net, che consentono ai clienti di sperimentare il canale Internet con il supporto del personale di Filiale.

Per quanto concerne le imprese, i servizi di Home Banking (B@B, BtoB, B@B Light) sono passati da circa 20.000 contratti sottoscritti a settembre 2006, ad oltre 35.000 contratti a settembre 2007. L'incremento delle installazioni è dovuto prevalentemente al successo registrato da B@B Light, il nuovo servizio di home banking via Internet monoazienda e monobanca.

Le operazioni dispositive inviate tramite Home Banking, pari a 8.500.000 nei primi 9 mesi dell'anno, sono incrementate del 21% rispetto allo stesso periodo dell'anno precedente.

Il numero dei POS al 30 settembre 2007 supera le 18.500 unità, con un incremento del 9% rispetto al 30 settembre 2006, mentre le transazioni dei primi nove mesi del 2007 sono state pari a quasi 1.070 milioni di euro contro i 900 milioni di euro rilevati nel corrispondente periodo del 2007 (+19%).

Per quanto concerne la Rete Promotori Finanziari, il terzo trimestre 2007 è stato dedicato all'attività di consolidamento conseguente all'acquisizione di Cortal Consors S.A, perfezionata nel mese di maggio.

Al 30 settembre 2007, la Rete Promotori di Banca CR Firenze si posiziona sull'intero territorio nazionale con 60 punti di vendita e 291 Promotori; i volumi di raccolta sono oltre 1 miliardo di euro (+74% rispetto al 31 dicembre 2006).

<u>Mercato Privati</u>

Per quanto riguarda la clientela privata, le attività commerciali attuate nel terzo trimestre 2007 sono state incentrate sul miglioramento della capacità di mantenimento e sviluppo della clientela, sul sostegno alla crescita di alcune importanti linee di business, quali, tra l'altro, le polizze assicurative ed i mutui e sul consolidamento delle sinergie con la partecipata Findomestic, mediante la realizzazione di specifiche iniziative di direct marketing.

E' stato messo a punto un test di vendita "per corrispondenza" nei confronti della fascia di clientela che presenta una scarsa propensione a recarsi in Filiale: l'attività ha per oggetto la vendita di prodotti e servizi quali il credito rotativo e il convenzionamento utenze.

Con l'obiettivo di prevenire il fenomeno dell'abbbandono, è stato consolidato l'utilizzo del nuovo strumento "Score di Attrition Privati" e sono state realizzate iniziative per il mantenimento della clientela supportate anche dall'applicazione di un pricing.

Al 30 settembre 2007, il numero di conti correnti package ha superato le 290.000 unità, con un incremento rispetto allo stesso periodo dell'anno precedente del 2%.

E' stata lanciata, tramite la società BF 5 (controllata dalla partecipata Findomestic), la commercializzazione del prodotto "Cessione del V dello stipendio".

Per quanto concerne i prodotti di investimento, al 30 settembre 2007 sono state effettuate 46 emissioni di prestiti obbligazionari sul mercato domestico, per circa 900 milioni di euro, con un notevole incremento rispetto allo stesso periodo dell'anno precedente (+59%).

Nel comparto assicurativo, si è registrata un'importante crescita della nuova produzione: al 30 settembre la raccolta premi lorda ammonta a circa 500 milioni di euro, in forte crescita rispetto allo stesso periodo del 2006 (+25%).
Tra i prodotti che hanno riscosso particolari apprezzamenti, si segnalano:

- le carte prepagate, che hanno superato le 85.000 unità, con un incremento di oltre il 18% rispetto allo stesso periodo dell'anno precedente;
- i finanziamenti Prestissimo, erogati per circa 72 milioni di euro, con un aumento del 44% rispetto allo stesso periodo dell'anno precedente;
- le operazioni di mutuo "casa", erogate per oltre 509,6 milioni di euro, con un aumento di circa il 13,8% rispetto allo stesso periodo dell'anno precedente; in questo comparto si segnala il contributo delle Filiali Spazio Mutui di Firenze e di Roma, alle quali è stata demandata la gestione dei canali di vendita indiretti;
- le polizze Centrovita S.p.A. a copertura dei rischi sulla "persona" (salute, temporanea caso morte, infortuni): che hanno superato le 11.500 sottoscrizioni, con un incremento pari al 36% rispetto a fine 2006;
- i Fondi Pensione CRF Previdenza ai quali hanno aderito 33.000 clienti (+38% rispetto al 31 dicembre 2006), di cui il 10% costituito da aderenti collettivi che rappresentano i primi risultati dell'attività di collocamento svolta dai consulenti previdenziali dedicati; il patrimonio gestito è pari a 81 milioni di euro (+25% rispetto a fine 2006).

Mercato Business

L'attività commerciale del Mercato Business si è concentrata principalmente su attività di acquisizione di nuova clientela e nuovi volumi di impieghi, privilegiando le collaborazioni con Associazioni di Categoria e Consorzi di Garanzia Fidi.
In particolare, si è conclusa l'iniziativa lanciata ad aprile 2007 in collaborazione con il Consorzio Toscana Comfidi e Fidi Toscana finalizzata a controgarantire gli affidamenti concessi tramite il Fondo Rotativo della Regione Toscana. Tale iniziativa, che ha messo a disposizione un plafond di finanziamenti di 100 milioni di euro per favorire lo sviluppo e la competitività delle imprese del territorio, ha generato, circa 700 richieste di finanziamento, "impegnando", integralmente il plafond stabilito.

Tra le attività svolte nel corso del terzo trimestre meritano inoltre menzione:

- i 17 milioni di euro di nuove delibere (+13% rispetto al 2006) su finanziamenti per la corresponsione della 14° mensilità;
- le circa 43.000 unità (+34% rispetto al 30 settembre 2006) raggiunte dallo stock dei conti package linea Ioimpresa.

Mercato Imprese

Tra le iniziative poste in essere nel corso del trimestre, una delle più importanti è stata la Costituzione del "Centro Imprese Agrarie, realizzato per presidiare il settore specifico inaugurata alla presenza di oltre 200 clienti ed esponenti del mondo finanziario e istituzionale ha avuto luogo a Firenze e ha visto la presenza di oltre 200 clienti ed esponenti del mondo finanziario ed istituzionale.
E stata completata l'iniziativa di sviluppo commerciale con i clienti che presentano i requisiti "Basilea 2": che ha prodotto 187 milioni di nuovi affidamenti.
E' inoltre proseguita l' azione sui "Clienti Prioritari", finalizzata all'incremento della quota mercato sugli impieghi ed all'aumento dei ricavi da servizi sulla migliore clientela.
L'importo dei contratti di leasing stipulati dal Gruppo Banca CR Firenze è di 255 milioni di euro, con un incremento di oltre il 19 % rispetto allo stesso periodo dell'anno precedente.
Il turnover relativo al factoring ha raggiunto 375 milioni di euro con un incremento sullo stesso periodo dell'anno precedente di circa il 12%.
I flussi mercantili estero, tramitati nel terzo trimestre 2007, hanno registrato un valore pari a oltre 3.000 milioni di euro, con un incremento del 9% rispetto allo stesso periodo dell'anno precedente.
Per quanto riguarda la finanza d'impresa, si sono concluse operazioni di finanziamento per un importo complessivo 74,9 milioni di euro e sono state asseverate un numero di operazioni in project financing pari a 8.
Mercato Private banking

Nel terzo trimestre 2007 è stata ulteriormente arricchita l'offerta dei prodotti di investimento: sono stati collocati tre diversi "certificates" a breve termine con garanzia del capitale. Si è ulteriormente specializzata l'offerta di OICR . L'ampliamento della gamma di offerta consente pertanto la selezione fra prodotti qualificati e diversificati.
Si sottolinea inoltre l'ottimo risultato della polizza "Private Scelta Esclusiva", che coniuga i vantaggi di pianificazione successoria e fiscale.
Per diffondere ulteriormente il marchio Banca CR Firenze, nonché rafforzare la relazione con i clienti, sono state organizzate varie iniziative ed eventi dedicati, quali, la XXV Biennale di Antiquariato a Palazzo Corsini e la mostra "Cabianca e la civiltà dei Macchiaioli" a Villa Bardini.
Inoltre, nel corso del trimestre sono state rilasciate nuove funzionalità di analisi (Asset Risk e Alert) nelle procedure di supporto alla consulenza finanziaria del gestori private e personal; tali funzionalità completano l'analisi del portafoglio della clientela, fornendo una comparazione del portafoglio reale con il portafoglio modello più adatto alle sue aspettative, con l'obiettivo di fornire uno strumento di analisi e posizionamento in termini di rischio e/o classi d'investimento rispetto al profilo di rischio del portafoglio del singolo cliente.

Mercato Enti Pubblici

Nel terzo trimestre del 2007, con il perfezionamento di 19 nuovi accordi, questi servizi hanno raggiunto il numero di 295 (106 servizi di tesoreria e 189 servizi di cassa).
L'attività commerciale ha continuato ad essere indirizzata sia verso l'offerta tradizionale di servizi e sistemi di pagamento sia verso lo sviluppo di prodotti innovativi come l' "incasso della fiscalità locale tramite Internet".

L'attività di organizzazione del Gruppo

Interventi normativi

A fronte dell'approvazione delle nuove deleghe di poteri, è stato adeguato il "Regolamento di gestione e controllo della spesa" per variare i limiti di importo e gli organi delegati nelle fasi di "acquisto di beni e servizi" e di "accettazione e collaudo".
È stato adeguato il "Regolamento per l'assunzione e la gestione del rischio di credito", secondo i modelli di valutazione del rischio dettati dai criteri di Basilea; nel corso del mese di aprile i C.d.A. delle Banche del Gruppo hanno deliberato le modifiche al Regolamento in oggetto.
Le Banche italiane del Gruppo hanno adottato il "Regolamento di Gruppo per il Sistema di Gestione dei Rischi Operativi", che definisce la politica del Gruppo per la gestione dei rischi di perdite derivanti dalla inadeguatezza o dalla disfunzione di procedure, risorse umane e sistemi interni, nonché da eventi esogeni.
È stato adottato altresì il "Regolamento di Gruppo per la Validazione ed il Controllo del Sistema di Rating". In particolare è stata introdotta in Banca CR Firenze una "Funzione di Controllo dei modelli di rischio di credito", finalizzata a verificare l'efficacia dei modelli interni presso il Coordinamento Pianificazione e Risk Management della Capogruppo.
Sono state apportate le modifiche al "Regolamento per la gestione dei rischi finanziari e del rischio di controparte" in materia di affidamenti verso controparti correlate ad esponenti aziendali, in ossequio al disposto della nuova disciplina dell'art. 136 del Testo Unico Bancario.

Processo di Integrazione di Gruppo

A completamento del processo di integrazione avviato nel 2006, il 3 maggio 2007 il C.d.A. di CR Spezia ha approvato la progressiva cessione del portafoglio titoli al fine di ridurre i rischi di mercato, coerentemente con le prescrizioni Basilea II, e per meglio soddisfare le richieste provenienti dalle Autorità di Vigilanza su presidio rischi e assorbimento capitale. Dal 1° giugno 2007 la Direzione Finanza di Banca CR Firenze ha preso in carico le attività precedentemente svolte dal Settore Finanza di CR Spezia.
Il 5 giugno 2007 il C.d.A. di CR Spezia ha inoltre approvato l'accentramento presso la Capogruppo delle funzioni di organizzazione, logistica, amministrazione del personale, legale e la ristrutturazione della Direzione Centrale della Banca.
Il 7 maggio il C.d.A. di CR Pistoia ha approvato le linee guida del Progetto Integrazione e Governo di Gruppo, e l'avvio della relativa fase di analisi.

Processi operativi e di controllo

Anche in ottemperanza alle disposizioni di Basilea II, è stato attivato il nuovo processo per la gestione della clientela condivisa delle Banche del Gruppo e sono stati disciplinati i processi del credito relativi alle valutazioni analitiche, collettive e di Rischio Paese e alla determinazione del tasso di perdita; sono stati introdotti due nuovi applicativi a supporto della determinazione del calcolo del pricing del credito, differenziato in funzione dei livelli di rischio, nonché per la visualizzazione dell'internal rating aziendale.

Program & Cost Management

La gestione centralizzata della progettualità 2007 a livello di Gruppo è pienamente a regime, attraverso il coordinamento dell'apertura, del monitoraggio e della chiusura dei progetti di Gruppo e delle commesse della controllata Infogroup.

Servizi operativi

Sono iniziati i primi interventi tesi al miglioramento di alcune fasi dei processi relativi al comparto Portafoglio commerciale, in particolare la riduzione degli errori di conto corrente sul pagamento avvisi scadenza e sul data entry del portafoglio elettronico; sono stati avviati i test sulla nuova procedura Mosaico per la gestione delle sovvenzioni e delle rimesse di banconote e monete; è stato definito un nuovo iter di consegna giornaliera di PIN e carte a tutte le Filiali del Gruppo; è stata attivata la lavorazione accentrata per l'emissione e l'invio postale degli assegni circolari per pagamenti disposti da Enti, con l'eliminazione di tutte le incombenze precedentemente a carico delle Filiali; inoltre a seguito dell'obbligatorietà dell'utilizzo dei canali telematici per i possessori di partita IVA relativamente alle deleghe F24, è stato attuato il passaggio della postalizzazione delle deleghe F24 da canali telematici a Postel, con riduzione dei costi di lavorazione e delle spese postali.

Architetture tecnologiche e Sistema Informativo

Il prodotto di gestione della sicurezza logica è stabilmente operativo con l'integrazione di nuovi ambienti.
Nel mese di maggio si è conclusa la migrazione del servizio monetica dal sito Infogroup di Firenze al sito IBM di Milano. La nuova architettura consente la gestione integrata di tutti i sistemi del Gruppo da parte di IBM, la possibilità di utilizzare al meglio le nuove tecnologie offerte dalla piattaforma Z/OS, la dismissione degli elaboratori DOS/VSE di Infogroup ed il risparmio dei costi di licenza di manutenzione hardware e software. E' stato completato il disegno delle road map del settore TLC del Gruppo, attraverso uno studio che ha individuato le linee evolutive del modello di sourcing e di governo dei costi per trasmissione dati, fonia e servizi di sicurezza.
E' stato portato a termine il roll out relativo al rinnovamento del parco hardware e del software di sistema nelle filiali di tutte le Banche del Gruppo e sulle postazioni di Direzione della Capogruppo.

Continuità Operativa

In coerenza con quanto stabilito dalla normativa Banca d'Italia, sono stati eseguiti i test di verifica e sono state completate le attività relative agli interventi per garantire la continuità operativa dei servizi contrattualizzati con fornitori esterni; nel corso del terzo trimestre l'ambito di analisi di Business Impact è stato esteso a Banca CRF Romania e a Gefil S.p.A.; sono stati eseguiti i test dei sistemi dipartimentali relativi all'area Monetica e Finanza; è stato definito il processo di comunicazione interna di un eventuale stato di crisi; sono state definite e testate le modalità di contingency dei bonifici Italia ed estero con una controparte bancaria italiana.

Il Risk Management

Aspetti generali

Il Comitato Rischi assicura il presidio ed il monitoraggio periodico dei rischi del Gruppo Banca CR Firenze; vi partecipano i Direttori Generali delle Banche del Gruppo ed i responsabili delle principali funzioni coinvolte.
Si provvede all'individuazione, alla rilevazione, alla misurazione e al controllo dei rischi di credito, di mercato ed operativi nei suoi essenziali aspetti quantitativi, di vigilanza e con altri eventuali benchmark esterni ritenuti opportuni.
I valori degli indicatori di rischio sono riportati al Comitato Rischi il quale valuta l'opportunità di definire azioni miranti a modificare la posizione di rischio.

Rischio di tasso di interesse

La gestione del rischio di tasso di interesse è normata dal "Regolamento per la gestione dei rischi finanziari e del rischio di controparte", che prevede, a livello consolidato, la rilevazione della variazione del margine di interesse, a seguito di uno shift parallelo dei tassi dell'1%, rispetto al margine di interesse atteso.
Nel corso del terzo trimestre i valori di tale indicatore sono sempre rimasti entro i limiti stabiliti dal regolamento del Gruppo. Al 30 settembre tale indicatore si attesta al 11,18%, in diminuzione rispetto ad inizio anno.
Nel percorso di avvicinamento a quanto previsto dalle nuove istruzioni di Vigilanza, il Gruppo, a livello di singola banca, rileva la variazione del Valore Economico a fronte di shock parallelo dei tassi pari al 2%, rispetto al Patrimonio di Vigilanza.
In ottica di evoluzione, è stato attivato un progetto interfunzionale per la stima, in logica VaR, del capitale economico assorbito a fronte delle esposizioni al rischio di tasso di interesse del Gruppo.

Rischio di mercato

La gestione del rischio in discorso è normata dal "Regolamento per la gestione dei rischi finanziari e del rischio di controparte". Il Gruppo Banca CR Firenze utilizza il VaR (Value at Risk) parametrico con intervallo di confidenza del 99% e periodo di riferimento pari a 10 giorni.
I limiti al rischio di prezzo sono espressi in termini di:

- limite di VaR giornaliero, calcolato in percentuale rispetto alla somma di Tier1 e Tier2;
- limite di Stop Loss strategico (perdita annua).


Var III trimestre 2007 - aggregato
4.000
3.500
3.000
2.500
2.000
1.500
1.000
500
-
VaR aggregato

VAR MEDIO III TRIMESTRE 2007	2.901
VAR MAX III TRIMESTRE 2007	3.456
VAR MIN III TRIMESTRE 2007	2.095

Dati in mgl di Euro

Nella considerazione che il VaR non esaurisca completamente il controllo sui rischi di prezzo (al momento non sono monitorati con questa tecnica i derivati e il rischio di controparte), questo viene esercitato in forma preventiva anche attraverso la definizione di massimali operativi, oggetto di verifica puntuale da parte delle funzioni preposte.

Rischio operativo

Prosegue il progetto interfunzionale per la completa messa a punto degli strumenti metodologici e normativi necessari per adempiere a quanto richiesto per il metodo standardizzato.
Continua anche il censimento delle perdite operative che, finora, hanno espresso una rischiosità in rapporto al margine d'intermediazione inferiore rispetto alla media evidenziata dal Database Italiano Perdite Operative (D.I.P.O.).
I dati ottenuti saranno utilizzati per la stima del capitale economico assorbito dai rischi operativi.

Rischio di credito

La rischiosità delle controparti viene determinata attraverso l'utilizzo di una pluralità di sistemi rating coerenti con le direttive prescritte dalla Autorità di Vigilanza, sviluppati secondo le best practices in uso e differenziati per dimensione e tipologia di cliente. Ad oggi tali modelli coprono circa il 90% del totale delle esposizioni verso clientela ordinaria.
La distribuzione degli impieghi performing verso clientela ordinaria suddivisi per fasce di rischiosità evidenzia come la corretta gestione del credito abbia generato un miglioramento della qualità delle esposizioni verso la clientela ordinaria.


Rischiosità
35%
30%
25%
20%
15%
10%
5%
0%
Bassa
Medio - Bassa
Media
Medio - Alta
Alta
Dicembre 2006
Settembre 2007

In effetti, da dicembre a settembre le componenti a rischio basso o moderato sono accresciute maggiormente rispetto a quelle a rischio più elevato.
Relativamente ai crediti non performing il valore dell'indice Sofferenze/Impieghi al lordo dei dubbi esiti si mantiene inferiore rispetto ai dati medi del sistema bancario. Le altre categorie di default, incagli e sconfinati oltre 180 giorni, hanno registrato un calo su base annua. In particolare, il valore del rapporto tra incagli e impieghi totali per cassa e firma si colloca al di sotto della mediana registrata dal Sistema.

Rischio *subprime*

Relativamente alle esposizioni in conto proprio o della clientela riferibili ai cosiddetti "mutui *subprime*", il Gruppo ha condotto una approfondita e specifica analisi che ha evidenziato come le suddette attività risultino assolutamente non significative nell'ambito delle grandezza patrimoniali, finanziarie ed economiche del Gruppo stesso.

Le risorse umane e la rete territoriale

Organici

	settembre-07			*giugno-07*			*Var. set/07 su giu/07*		
	Personale a Ruolo	*Dip. a Tempo determ.*	*Totale*	*Personale a Ruolo*	*Dip. a Tempo determ.*	*Totale*	*Personale a Ruolo*	*Dip. a Tempo determ.*	*Totale*
Società consolidate integralmente									
Banca CR Firenze	3.604	74	3.678	3.610	118	3.728	-6	-44	-50
CR La Spezia	599	12	611	600	14	614	-1	-2	-3
CR Orvieto	211	9	220	206	16	222	5	-7	-2
CR Pistoia e Pescia	688	13	701	682	19	701	6	-6	0
CR Civitavecchia	235	8	243	233	14	247	2	-6	-4
Banca CR Firenze Romania	180	5	185	183	3	186	-3	2	-1
Centro Factoring	112	0	112	109	1	110	3	-1	2
Centro Leasing Banca	300	1	301	299	1	300	1	0	1
CR Firenze Gestion Internationale	3	0	3	3	0	3	0	0	0
Infogroup	382	16	398	383	17	400	-1	-1	-2
Citylife	4	0	4	4	0	4	0	0	0
Centrovita Assicurazioni	41	21	62	41	19	60	0	2	2
Immobiliare Nuova Sede	0	0	0	0	0	0	0	0	0
Totale organici consolidati GRUPPO	*6.359*	*159*	*6.518*	*6.353*	*222*	*6.575*	*6*	*-63*	*-57*
Società consolidate a Patrimonio Netto									
Gruppo Findomestic	2.093	304	2.397	2.070	365	2.435	23	-61	-38
Sopramo Sgr	9	0	9	7	0	7	2	0	2
Totale Società consolidate a Patrimonio Netto	*2.102*	*304*	*2.406*	*2.077*	*365*	*2.442*	*25*	*-61*	*-36*

Relativamente agli organici delle Banche del Gruppo, le risorse impiegate sui Canali sono pari al 74,6% dell'organico complessivo contro il 73,7% di fine 2006; i dati relativi alle singole banche sono i seguenti:

	Strutture centrali	Canali	Totale	% sui canali
Banca CR Firenze	1.017	2.661	3.678	72,3%
CR Pistoia e Pescia	165	536	701	76,5%
CR Civitavecchia	29	214	243	88,1%
CR Orvieto	35	185	220	84,1%
CR La Spezia	119	492	611	80,5%
Banca CR Firenze Romania	65	120	185	64,9%
Totale Banche del Gruppo	**1.430**	**4.208**	**5.638**	**74,6%**

L'aumento degli organici del Gruppo rispetto al 31 dicembre 2006 (+179 unità ricalcolate su base pro-forma) risulta sostanzialmente coerente con il Piano triennale ed il Budget 2007, sia in valore assoluto che di ripartizione percentuale tra i Canali e le Strutture centrali; più in particolare, la rilevante crescita manifestata da inizio anno dalla Capogruppo (+75 unità) supplisce al fabbisogno di risorse rivenienti dalle numerose cessazioni intervenute nella parte finale dell'anno 2006.

La rete territoriale

Al 30 settembre 2007 il numero delle filiali delle Banche italiane del Gruppo ammonta a 548 unità, dislocate in 25 province e 7 regioni, alle quali vanno aggiunte le 19 filiali di Banca CR Firenze Romania.

Provincia	Banca CR Firenze	CR Pistoia e Pescia	CR Civitavecchia	CR La Spezia	CR Orvieto	Gruppo
Firenze	131	4				135
Arezzo	35					35
Bologna	6	11				17
Ferrara	1					1
Genova				2		2
Grosseto	16					16
La Spezia				53		53
Livorno	10					10
Lucca	13	8				21
Mantova	7					7
Massa-Carrara				16		16
Modena	20					20
Parma				2		2
Perugia	16				2	18
Pisa	13					13
Pistoia	2	52				54
Prato	11	4				15
Ravenna	1					1
Reggio-Emilia	2			2		4
Rimini	1					1
Roma	13		31		8	52
Siena	19					19
Terni					22	22
Verona	1					1
Viterbo			4		9	13
Totale Italia	**318**	**79**	**35**	**75**	**41**	**548**
Filiali ubicate in Romania						19
Totale	**318**	**79**	**35**	**75**	**41**	**567**

La ripartizione per regione delle filiali italiane del Gruppo è riportata nella tabella che segue.

REGIONE	
Toscana	334
Emilia Romagna	46
Lazio	65
Liguria	55
Lombardia	7
Umbria	40
Veneto	1
TOTALE	**548**

In questo contesto sono inoltre operativi 20 Centri Private, 27 Centri imprese, 4 Centri Enti e Tesorerie e 48 Spazi Finanziari.
Nei primi nove mesi nel 2007, Banca CR Firenze Romania ha aperto 8 nuove filiali, di cui 4 nella città di Bucarest e le altre nelle città di Arad, Brasov, Cluj – Napoca e Ramnicu Valcea, portando la propria rete ad un numero complessivo di 19 filiali.

Selezione

Nei primi nove mesi del 2007 sono pervenuti al Gruppo 11.426 curricula; per quanto riguarda le selezioni per ruoli di ingresso, 1.136 candidati hanno partecipato a test psico-attitudinali; sono stati effettuati 531 colloqui per assunzione a tempo determinato e 218 colloqui per assunzione di profili specialistici. Hanno partecipato alle selezioni svolte da società esterna 304 risorse, tra cui 125 ex impiegati a tempo determinato, 118 candidati per contratto d'inserimento e 61 per contratto di apprendistato professionalizzante, che rappresenta per la Capogruppo una nuova tipologia di assunzione attivata a partire dal 2 aprile di quest'anno.

Sviluppo e gestione delle risorse umane

Nel mese di giugno 2007 è stato avviato il processo di selezione interna, rivolto esclusivamente alla Rete di Vendita, finalizzato alla costituzione di bacini di idonei per l'inserimento nei ruoli di Gestore Business e Gestore Personal.

Formazione

A livello di Gruppo bancario sono state erogate nel corso del periodo 44.154 giornate di formazione in orario, registrando la partecipazione di 3.562 risorse.
Le attività più significative intraprese nel periodo sono state:

- Analisi e presidio dei rischi nel settore degli affidamenti;
- Master per Gestori Imprese;
- Formazione Prescrittiva - oltre alle consuete attività formative sia in presenza che in formazione a distanza (inerenti il Dlgs 231/01, la Centrale di allarme interbancaria e l'Antiriciclaggio), nel periodo è stata particolarmente consistente l'attività di formazione obbligatoria svolta in merito all'intermediazione assicurativa (Reg. 5/06 Isvap), che ha coinvolto a livello di Gruppo 3.007 risorse nel primo modulo e 2.423 nel secondo modulo, al Dlgs. 196/2003 (Privacy), che in totale ha coinvolto 522 risorse a livello di Gruppo, al Dlgs. 626/94 e alla tematica del Rischio Rapina, rivolta ai Direttori (189 partecipanti) e agli addetti di filiale (382 partecipanti), a Pattichiari, con l'erogazione dei moduli inerenti il consolidamento delle conoscenze in materia di trasparenza bancaria e di adeguatezza degli investimenti finanziari, e l'avvio della X iniziativa "Cambio Conto" (tramite FAD, formazione sulla Rete di Vendita completata al 30 settembre da 3.382 risorse);
- Basilea 2.

Comunicazione interna

E' stato realizzato il Piano di Comunicazione Integrata di Gruppo (PIIC), dove sono pianificate tutte le attività ed i progetti più significativi che verranno svolti dal Gruppo e dalle diverse Funzioni aziendali durante l'anno 2007.
La rilevazione della motivazione del personale e del clima interno negli ambienti di lavoro, già presente presso la Capogruppo e CR Pistoia e Pescia, è stata introdotta in CR Civitavecchia ed è stato avviato lo studio di fattibilità per l'estensione a CR Orvieto; è inoltre in corso un progetto per l'informatizzazione del sistema, in modo da ridurre i tempi di elaborazione dei dati.
Sono state riorientate le linee editoriali dell'*house organ* "Flash News", della rivista commerciale "PIN" e della Intranet, per valorizzare le sinergie tra i tre strumenti. Flash News è stato redatto per tutto il Gruppo come un unico giornale in formato tabloid, con sezioni dedicate alle singole Banche.

L'attività di comunicazione

Le iniziative di comunicazione del Gruppo al 30 settembre 2007 hanno avuto come oggetto, oltre all'attività ordinaria di relazione con organi della stampa e istituzionali, alcuni progetti specifici.
Nell'ambito delle iniziative di promozione dell'economia del territorio e di relazione con i principali soggetti istituzionali ed economici, la Capogruppo ha promosso il primo Forum sull'Economia Toscana, patrocinato dalla Regione Toscana, che ha visto la partecipazione di autorevoli esponenti del mondo imprenditoriale, associativo ed accademico regionale. A Palazzo Incontri si sono svolti inoltre convegni di richiamo nazionale come "*Fare sistema, fare franchising*", o l'incontro dedicato al *Trust*.
Di grande risalto inoltre l'inaugurazione del Centro Imprese Agrarie della capogruppo, svoltasi a settembre nel parco di Villa Bardini; oltre a numerosi clienti ed esponenti del mondo imprenditoriale agricolo, l'evento ha visto la partecipazione del Ministro delle Politiche Agricole, Alimentari e Forestali Paolo De Castro e del Presidente di Confagricoltura Federico Vecchioni.
La clientela imprese ha partecipato al nuovo appuntamento di "Progetto Città", al quale è intervenuto Leonardo Ferragamo. Apprezzate inoltre dalla clientela le serate in "*Invito alla Reggia*", con visite guidate ai locali di Palazzo Vecchio.
Sul fronte delle iniziative culturali che presentano ritorni di immagine e commerciali, il Gruppo è stato main-sponsor della mostra "*Cézanne a Firenze*", con iniziative ed agevolazioni esclusive riservate alla clientela. In questo contesto sono state organizzate visite guidate esclusive, incontri e serate conviviali rivolte alla clientela.
Nel segno della continuità con le iniziative espositive avviate dalla Capogruppo, ricordiamo le mostre *Natività, Carnevale nell'Arte, Passione del Cristo* e *Lorenzo Viani*, tutte allestite presso la Sala delle Colonne nella Sede di via Bufalini. Le mostre hanno conseguito un notevole ritorno di stampa.
Tra le ulteriori iniziative dei primi nove mesi, la Capogruppo si è distinta tra le aziende bancarie del territorio maggiormente rappresentative in materia di salvaguardia del patrimonio artistico in occasione del Premio Opificio delle Pietre Dure.
Rinnovata la presenza istituzionale della Capogruppo in alcuni appuntamenti di numerosa partecipazione di pubblico, come il Torneo Internazionale di Tennis, il Premio Perseo, il Trofeo Banca CR Firenze al Centro Ippico Toscano e la mostra-mercato Cortona Antiquaria. A marzo si è svolta la sesta edizione del Premio Città di Firenze, che vede Banca CR Firenze tra i promotori.
Sul fronte della comunicazione commerciale è stata avviata una campagna pubblicitaria in sostegno dell'iniziativa "Viaggi di Valore", che ha supportato le azioni di acquisizione della clientela, di retention e di sviluppo del cross-selling. Sempre sul fronte della promozione di iniziative commerciali verso la clientela, è stato implementato il progetto relativo all'attività di direct mailing, al fine di testare un nuovo canale, la vendita per corrispondenza.E' proseguita inoltre, in abbinamento all'estratto conto trimestrale, l'invio a tutta la clientela del Gruppo della Newsletter, con le informazioni relative alle nuove iniziative commerciali per la clientela privati e per la clientela imprese.
In occasione della Campagna Abbonamenti della ACF Fiorentina, la Capogruppo ha avviato un concorso a premi insieme ad una intensa attività promozionale su stampa, radio e web, assieme a strumenti pubblicitari "below the line" (filiali, newsletter e altri canali interni) al fine di fidelizzare i possessori di Carta Viola e di favorire un incremento del numero di utilizzatori della prepagata.
Inoltre, nell'ottica di favorire iniziative di sviluppo e relazione in Romania, sono stati coordinati i contenuti relativi a comunicazioni verso la stampa (in particolare in occasione delle aperture di nuove filiali) ed è stato organizzato un concerto di musica classica a Sibiu, capitale europea della cultura nel 2007.
Sul piano dell'attività editoriale sono usciti i nuovi numeri della rivista Toscana Qui, realizzata grazie al contributo di Banca CR Firenze.

6. I settori di attività del Gruppo

Premessa

A seguito dell'introduzione dei nuovi principi IAS/IFRS e secondo quanto previsto dalla Circolare Banca d'Italia n. 262 del 22 dicembre 2005, è stato realizzato un sistema di VBM (Value Based Management) che ha consentito non solo di produrre una rendicontazione rispettosa della nuova normativa, ma anche di arricchire la reportistica gestionale interna, rafforzando allo stesso tempo il legame di quest'ultima con i dati utilizzati per l'informativa esterna.

L'identificazione dei settori di attività

Al fine di attuare il processo di riattribuzione degli elementi reddituali e patrimoniali si è proceduto innanzitutto all'individuazione dei seguenti settori di attività:

- *Retail*, che include i seguenti sottosettori:
  - ✓ retail;
  - ✓ promotori finanziari;
  - ✓ altre reti bancarie (reti delle banche controllate che al momento non dispongono di canali distributivi differenziati per segmento di clientela servito);
- *Imprese e private*;
- *Finanza* (struttura preposta alla gestione del portafoglio di proprietà e della tesoreria a livello di Gruppo);
- *Wealth Management* (società che sviluppano prodotti per la gestione del risparmio);
- *Leasing e Factoring; (settore di nuova costituzione a seguito del consolidamento integrale, come riportato precedentemente, di Centro Leasing Banca S.p.A. e Centro Factoring S.p.A.)*
- *Corporate Center*, ovvero la struttura in cui sono concentrate le funzioni di governo, controllo e gestione delle partecipazioni (incluse quelle consolidate con il metodo del patrimonio netto fra le quali, in particolare, Findomestic Banca S.p.A.).

I criteri di calcolo della redditività per settore di attività

I costi ed i ricavi dei vari settori di attività sono stati allocati secondo le seguenti regole:

- il margine d'interesse è stato calcolato utilizzando tassi interni di trasferimento;
- a ciascun settore di attività sono stati attribuiti i relativi costi diretti; inoltre, i costi indiretti relativi ai servizi resi dal Corporate center alle varie business units operative sono stati ribaltati su queste ultime, sulla base della loro effettiva fruizione;
- i servizi resi dalle singole business units a favore di altre business units sono stati "fatturati" a queste ultime;
- all'interno del Corporate Center è stato costituito un "centro immobili", che sostiene i costi effettivi relativi alle immobilizzazioni, fatturando alle singole unità organizzative i fitti figurativi calcolati in base a quelli effettivi (per gli immobili in locazione) od al valore presumibile di realizzo dell'immobile (per gli immobili di proprietà).

Si è attribuito a ciascun settore di attività uno specifico capitale assorbito medio, sulla base dell'esposizione alle varie tipologie di rischio (di mercato, di credito, di trasformazione e operativo); conseguentemente, la redditività del singolo settore è stata misurata in termini di RORAC (Return On Risk Adjusted Capital), attraverso il rapporto tra il contributo all'utile netto di Gruppo del settore ed il capitale da esso assorbito, calcolato come sopra descritto.

I dati di settore

	RETAIL	IMPRESE E PRIVATE	FINANZA	WEALTH MANAGEMENT	LEASING & FACTORING	CORPORATE CENTER	TOTALE GRUPPO
MARGINE DI INTERMEDIAZIONE LORDO (€/mil)							
settembre 2007	561	119	33	44	85	17	859
settembre 2006 pro-forma	515	120	21	41	70	25	792
Variazione 2007/ 2006 (%)	9,0%	-0,8%	58,0%	9,2%	21,7%	-32,0%	8,4%
UTILE DELL'OPERATIVITA' CORRENTE (€/mil)							
settembre 2007	189	54	26	33	28	-34	295
settembre 2006 pro-forma	147	46	11	30	19	3	256
Variazione 2007/ 2006 (%)	28,4%	16,6%	143,7%	10,8%	45,7%	n.s.	15,3%
UTILE NETTO (*) (€/mil)							
settembre 2007	113	38	19	26	15	-30	181
settembre 2006 pro-forma	101	37	8	23	7	83	259
Variazione 2007/ 2006 (%)	12,3%	3,0%	137,1%	13,8%	109,8%	n.s.	-30,1%
TOTALE ATTIVITA' FRUTTIFERE (€/mil)							
settembre 2007	8.979	4.737	5.325	2.853	4.351	822	27.066
dicembre 2006 pro-forma	9.802	4.825	3.929	2.754	3.919	848	26.077
Variazione 2007/ 2006 (%)	-8,4%	-1,8%	35,5%	3,6%	11,0%	-3,1%	3,8%
TOTALE PASSIVITA' ONEROSE (€/mil)							
settembre 2007	11.061	3.228	3.439	0	4.232	712	22.672
dicembre 2006 pro-forma	12.374	2.954	1.836	34	3.762	626	21.586
Variazione 2007/ 2006 (%)	-10,6%	9,3%	87,3%	-100,0%	12,5%	13,8%	5,0%
CAPITALE ALLOCATO MEDIO (€/mil)							
settembre 2007	586	327	111	74	226	546	1.870
dicembre 2006 pro-forma	568	271	103	72	217	617	1.848
Variazione 2007/ 2006 (%)	3,3%	20,8%	7,4%	2,7%	3,9%	-11,5%	1,2%
REDDITIVITA' ANNUALIZZATA (%)							
settembre 2007	25,7%	15,4%	22,6%	46,9%	9,1%	-7,3%	12,9%
settembre 2006 pro-forma	23,6%	18,1%	10,3%	42,4%	4,6%	16,5%	20,4%
Variazione 2007/ 2006 (%)	2,1%	-2,7%	12,3%	4,6%	4,5%	-23,8%	-7,5%
PERSONALE (incl. tempo determinato)							
settembre 2007	4.409	465	26	65	413	1.141	6.518
dicembre 2006 pro-forma	4.202	431	25	39	410	1.232	6.339
Variazione 2007/ 2006 (%)	4,9%	7,8%	3,3%	66,7%	0,7%	-7,4%	2,8%

(*) L'importo dell'utile netto include, per i vari settori ed a livello complessivo, la quota di pertinenza di terzi.

Come commentato in precedenza, nel periodo di riferimento il Gruppo ha registrato una riduzione dell'utile netto incluso l'utile di pertinenza di terzi del 29,7%; senza tener conto degli utili da operazioni non ricorrenti per 101 milioni di euro, sostanzialmente relativi alle plusvalenze da cessione delle partecipazioni in Sanpaolo Imi e Fondiaria–SAI, il risultato sarebbe cresciuto del 12.5%. I migliori risultati si riscontrano nel settore commerciale del Retail (+12,3%), nella Finanza (+137,1%), nel Wealth Management (+13,8%) e nel comparto Leasing e Factoring (+109,8%); si segnala inoltre che la rilevante riduzione del risultato del Corporate Center è da ricondurre alla rilevazione nell'anno 2006 degli "utili da operazioni non ricorrenti" sopra menzionati nonché alla diminuzione del risultato netto di Findomestic Banca S.p.A..

Per quanto riguarda la dinamica degli aggregati patrimoniali sottostanti le performance reddituali, continua la crescita sia pur contenuta delle attività fruttifere e delle passività onerose.

7. Altre informazioni

Il rating

	LUNGO TERMINE	BREVE TERMINE	OUTLOOK
Fitch Ratings	A-	F2	Stabile
Moody's Investor Service	A1	P-1	Stabile

In data 13 aprile 2007 Moody's Investor Service ha modificato il rating sul lungo termine assegnato alla Capogruppo innalzandolo ad A1 dal precedente A2, mentre in data 27 luglio 2007 ha comunicato di averlo posto sotto osservazione per un possibile ulteriore miglioramento a seguito dell'eventuale acquisizione del controllo da parte del Gruppo Intesa Sanpaolo.
Per lo stesso motivo, in data 25 aprile 2007 Fitch Ratings ha anch'essa posto sotto osservazione il rating della Banca, ritenendo che esistano i presupposti per un suo miglioramento.

L'andamento del titolo nel terzo trimestre

Al 30 settembre 2007 il prezzo ufficiale del titolo Banca CR Firenze risultava pari a 6,597 euro, in crescita del 55,7% rispetto alla fine dell'anno precedente (+64,5% negli ultimi dodici mesi). Tali valori hanno trovato la loro giustificazione prima nelle attese del mercato circa la parte dell'azienda nel processo di consolidamento in atto nel settore bancario italiano, poi nell'effettiva firma di un accordo per la permuta di una quota azionaria di Banca CR Firenze raggiunto tra le Fondazioni Cassa di Risparmio di Firenze, Cassa di Risparmio di Pistoia e Pescia e Cassa di Risparmio della Spezia, So.Fi.Ba.R S.p.A. e Intesa Sanpaolo S.p.A., che consentirà a quest'ultima l'acquisizione del controllo della stessa Banca CR Firenze. Nel periodo, gl indici principali S&P MIB, MIDEX e quello di settore MIB banche sono scesi rispettivamente del 3,7%, 4,3% e 9,7%. Nei nove mesi la media delle azioni scambiate giornalmente si è mantenuta elevata, al di sopra dei due milioni e cinquecentomila unità.
E' opportuno ricordare che il 5 marzo scorso ha avuto luogo l'operazione di raggruppamento delle azioni ordinarie, così come deliberato dall'assemblea dei soci dell'aprile 2006, che ha comportato la riduzione del numero totale delle azioni ordinarie componenti il capitale sociale tramite l'assegnazione di 3 nuove azioni ordinarie del valore unitario di 1,00 euro ogni 5 azioni ordinarie del valore unitario di 0,60 euro precedentemente esistenti.


160
150
140
130
120
110
100
90
80
BANCA CR FIRENZE
S&P MIB
MIDEX
MIB Banche
GEN
FEB
MAR
APR
MAG
GIU
LUG
AGO
SET '07

La composizione dell'azionariato

Nel corso dei primi nove mesi del 2007 la Capogruppo ha dato esecuzione all'ultima delle quattro operazioni deliberate dall'assemblea straordinaria del 27 aprile 2006 e che hanno comportato modificazioni nell'entità e nella composizione del capitale sociale. In particolare, il 5 marzo 2007 è stato effettuato il raggruppamento delle azioni ricordato in precedenza. Le altre tre operazioni, l'aumento gratuito tramite aumento del valore nominale delle azioni, l'ulteriore aumento gratuito tramite assegnazione di azioni e l'aumento di capitale a pagamento, erano state eseguite nel corso del 2006, e sono state illustrate nelle precedenti informative periodiche.
Le modifiche dell'entità del capitale sociale sono riconducibili all'avanzamento della seconda parte del piano di stock option riservato ai dirigenti della Capogruppo e delle altre società del Gruppo. Nel periodo in esame i beneficiari hanno sottoscritto azioni per un valore nominale complessivo di 1.401.607,00 euro.
Il capitale sociale al 30 settembre 2007 si è quindi attestato a 828.708.568,00 euro.

Le interessenze dei principali soci, alla stessa data, in base alle informazioni disponibili, sono di seguito rappresentate.

Socio	n° azioni	quota
Ente CR Firenze	347.453.965	41,927%
Intesa Sanpaolo S.p.A.	153.898.664	18,571%
BNP Paribas S.A.	54.014.280	6,518%
Fondazione CR Spezia	32.398.176	3,909%
Fondazione CR Pistoia e Pescia	30.500.776	3,681%
SOFIBAR (CR Ravenna) S.p.A.	9.015.000	1,088%
Altri (Mercato)	201.427.707	24,306%
Totale	**828.708.568**	**100,000%**

Dopo la chiusura del trimestre il Gruppo BNP Paribas ha comunicato, ai sensi dell'art. 120 del Testo Unico dell'Intermediazione Finanziaria, di aver temporaneamente superato, nel solo periodo tra il 23 ottobre ed il 25 ottobre, la soglia del 7,5%. Al 6,5% detenuto dalla Banca Capogruppo – BNP Paribas S.A. – si è infatti aggiunta, temporaneamente come detto, una quota dell'1,23% della controllata BNP Paribas Securities Services.
Nelle precedenti informative periodiche tra i soci con partecipazioni superiori al 2% figurava anche il Gruppo Banca CARIGE – Cassa di Risparmio di Genova e Imperia, detentore di una quota intorno al 2,5%. Banca CARIGE ha segnalato, sempre ai sensi dell'art. 120 del TUF, di aver diminuito la propria interessenza al di sotto del 2% a partire dal 28 settembre 2007.
Sono comprese nella voce Altri (Mercato), in considerazione della loro natura, le partecipazioni detenute dagli investitori istituzionali, tra le quali assume significativo rilievo quella detenuta dalla società di gestione di fondi d'investimento di diritto statunitense Julius Baer Investment Management Llc, la cui quota alla chiusura del terzo trimestre 2007 era superiore al 2%. La società ha peraltro comunicato la diminuzione della propria interessenza al di sotto di tale soglia a far data dal 3 ottobre 2007.
L'Ente Cassa di Risparmio di Firenze, la Fondazione Cassa di Risparmio della Spezia, la Fondazione Cassa di Risparmio di Pistoia e Pescia e la SO.FI.BA.R. S.p.A. (Gruppo CR Ravenna) quali parti venditrici, da una parte, e Intesa Sanpaolo S.p.A. quale acquirente, dall'altra, hanno stipulato, il 26 luglio 2007, accordi finalizzati all'acquisizione da parte di quest'ultima del controllo della Capogruppo Banca CR Firenze.
Tale circostanza è stata resa pubblica attraverso i comunicati obbligatori ai sensi dell'art. 114 del D. Lgs. 58/1998.
L'operazione si articolerà in più fasi, per ognuna delle quali sono stati convenuti i termini in cui gli azionisti eserciteranno le loro facoltà nel governo societario di Banca CR Firenze S.p.A.
La prima fase ha preso inizio dal momento della stipula degli accordi ed è indirizzata all'effettuazione dell'operazione di permuta fra le azioni Intesa Sanpaolo S.p.A. che la stessa società andrà ad acquistare ai sensi dell'art. 2357 c.c. e dell'art. 132 D. Lgs. 58/1998, e le azioni Banca CR Firenze S.p.A. di proprietà delle parti venditrici, operazione che porterà Intesa Sanpaolo S.p.A. al controllo della Banca. La permuta sarà effettuata dopo il rilascio delle necessarie autorizzazioni e l'acquisto da parte di Intesa Sanpaolo S.p.A. delle proprie azioni.
Si prevede in particolare che Intesa Sanpaolo acquisisca il 40,3% del capitale sociale di Banca CR Firenze, pari a 334 milioni di azioni, tramite permuta con 399 milioni di azioni ordinarie Intesa Sanpaolo che verranno acquistate sul mercato successivamente alla relativa autorizzazione assembleare - sulla base di un rapporto di scambio pari a 1,194 azioni ordinarie Intesa Sanpaolo per ciascuna azione Banca CR Firenze.
Intesa Sanpaolo - per effetto della quota già detenuta e della predetta permuta - verrà quindi a detenere il 58,9% del capitale di Carifirenze e lancerà quindi una Offerta Pubblica di Acquisto ("OPA") Obbligatoria, ai sensi dell'art. 106 del TUF, sul capitale di Banca CR Firenze non detenuto e a cui Ente Cassa di Risparmio di Firenze non aderirà, mantenendo una quota del 10,3% nella Banca.
L'OPA avverrà con corrispettivo in denaro, pari a 6,73 euro per azione.

Dopo l'acquisizione del controllo da parte di Intesa Sanpaolo S.p.A., l'Ente Cassa di Risparmio di Firenze manterrà una quota di minoranza nella Banca, posizione cui sarà garantita, tramite clausole statutarie ed accordi parasociali, una significativa rilevanza nel governo societario della Banca stessa.
I due soci in questione hanno disciplinato tale seconda fase, indirizzata verso la revoca della quotazione sui mercati regolamentati delle azioni Banca CR Firenze, stipulando appositi accordi contenenti anche le linee d'indirizzo generali dell'appartenenza della Banca al Gruppo Intesa Sanpaolo.
All'interno di tali accordi è stata convenuta anche la futura stipula di un ulteriore accordo fra gli stessi soci che regolerà i reciproci rapporti nella terza fase, cioè dopo che al governo societario della Banca non sarà più applicabile la disciplina delle società con azioni quotate.
Il Gruppo Banca CR Firenze confluirà nel Gruppo Intesa Sanpaolo beneficiando delle opportunità di sviluppo e delle efficienze operative derivanti dall'inserimento in uno dei maggiori gruppi bancari europei, valorizzando la propria presenza sul territorio di riferimento dell'Italia Centrale.
Il Gruppo Banca CR Firenze avrà il presidio in esclusiva di Toscana e Umbria, cui si aggiungeranno la Liguria orientale (provincia di La Spezia), la provincia di Viterbo, la provincia di Ascoli e l'area di Fano. Verranno trasferiti al Gruppo, a valori di mercato e con modalità da definire, la partecipazione di Intesa Sanpaolo in Intesa Casse del Centro S.p.A. nonché le filiali e i centri imprese del Gruppo presenti nel territorio di pertinenza. Il Gruppo Banca CR Firenze manterrà inoltre l'attuale presenza in Emilia Romagna e a Roma e provincia.
Il Gruppo, post integrazione di Intesa Casse del Centro, sarà leader nel centro Italia con circa 900 sportelli (ante eventuali interventi antitrust). Banca CR Firenze avrà la direzione e il coordinamento - per conto della Capogruppo e nell'ambito delle sue politiche generali - delle banche commerciali presenti nel territorio di riferimento.
Il Gruppo Banca CR Firenze manterrà, nell'ambito delle politiche generali del Gruppo Intesa Sanpaolo, i propri marchi e autonomie commerciali e creditizie allineate al modello del Gruppo.
Verranno utilizzate le strutture specialistiche del Gruppo per le attività di corporate finance, investment banking, public finance, asset management e private banking. Sarà creato in Toscana un centro di eccellenza al servizio del Gruppo.

Fatti di rilievo verificatisi nel periodo

L'Assemblea ordinaria dei soci tenutasi il 26 aprile 2007 ha approvato innanzitutto il bilancio dell'esercizio 2006 e la proposta di destinazione dell'utile dello stesso esercizio, con il pagamento di un dividendo unitario di 0,10 euro, con data di stacco-cedola 21 maggio 2007.
Sempre in sede ordinaria si è provveduto al rinnovo delle cariche sociali in scadenza. In particolare, tramite votazione per liste dei candidati, è stato rinnovato il Collegio Sindacale per gli esercizi 2007-2009: dalla lista di maggioranza, presentata dall'Ente Cassa di Risparmio di Firenze, sono stati eletti due sindaci effettivi, il Dr. Vieri Fiori (Presidente uscente del Collegio) ed il Dr. Marco Sacconi (confermato nella carica), nonché un sindaco supplente, il Dr. Francesco Mancini, di nuova nomina, mentre dalla lista di minoranza, presentata da Intesa Sanpaolo S.p.A., sono stati eletti il Presidente del Collegio Dr. Domenico Muratori (sindaco effettivo nel precedente mandato) ed un sindaco supplente, l'Avv. Angelo Falbo (confermato).
E' stato inoltre confermato nella carica di componente del C.d.A. il Dr. Federico Vecchioni, già cooptato dal Consiglio il 2 ottobre 2006, in sostituzione dello scomparso Prof. Pier Giovanni Marzili.
Il componente del Consiglio d'Amministrazione designato dal socio Fondazione Cassa di Risparmio della Spezia, l'Avv. Matteo Melley, ha rassegnato le proprie dimissioni dal 1° agosto 2007. Il Consiglio non ha ancora provveduto alla sua sostituzione.
L'Assemblea ordinaria ha rinnovato anche l'autorizzazione annuale per il Consiglio di Amministrazione all'operatività in azioni proprie, in termini sostanzialmente equivalenti a quelli che caratterizzavano l'autorizzazione conferita dall'Assemblea dell'anno precedente. In particolare sono stati autorizzati acquisti e vendite sul mercato di quotazione con dei limiti massimi alle azioni detenibili in portafoglio, definiti sia nel numero di azioni (10 milioni di unità) sia nel controvalore (50 milioni di euro). E' stato inoltre autorizzato l'utilizzo delle azioni proprie per eventuali operazioni di finanza straordinaria, se si dovessero presentare delle opportunità.
L'Assemblea straordinaria ha introdotto modifiche dello statuto sociale per il suo adeguamento alle nuove normative sulle società quotate. In particolare sono state aggiornate le modalità di convocazione dell'assemblea tramite pubblicazione dell'avviso su un quotidiano a diffusione nazionale, le modalità di nomina del Collegio Sindacale tramite votazione per liste di candidati e del Presidente del Collegio, i requisiti per l'assunzione della carica di Sindaco e i poteri dei Sindaci di convocazione degli Organi Amministrativi. E' stata inoltre prevista nello Statuto la figura del Dirigente preposto alla redazione dei documenti contabili societari. Il Consiglio di Amministrazione nella riunione del 14 maggio 2007 ha conseguentemente provveduto alla nomina del Dirigente preposto nella persona del responsabile della Direzione Amministrazione della Capogruppo.

Fatti di rilievo verificatisi dopo la chiusura del periodo

Non si sono verificati fatti di rilievo dopo la chiusura del periodo in esame.

L'evoluzione prevedibile della gestione

I risultati del terzo trimestre confermano il positivo andamento della prima parte dell'anno e sono sostanzialmente in linea con le attese ed il budget di previsione. Anche l'andamento dell'economia dei territori in cui operano le Società del Gruppo Banca CR Firenze non presenta al momento peculiari aspetti, tali da influire significativamente sul risultato dell'esercizio in corso.
Prosegue l'impegno del Gruppo sulla strada dell'efficientamento e della razionalizzazione delle risorse, al fine di utilizzare al meglio la potenzialità delle sinergie nell'area commerciale e negli assetti organizzativi.
I risultati sono altresì sostenuti dal positivo andamento delle nostre partecipazioni in Società prodotto che, costituite nel tempo per sfruttare appieno competenze specialistiche non presenti nella Banca, ci hanno consentito di focalizzarci sui settori del credito al consumo, della bancassicurazione, del leasing e del factoring.

Dichiarazione del Dirigente preposto alla redazione dei documenti contabili societari

Il Dirigente preposto alla redazione dei documenti contabili societari, Egidio Mancini, dichiara ai sensi del comma 2 articolo 154 bis del Testo Unico della Finanza che l'informativa contabile contenuta nella presente Relazione trimestrale corrisponde alle risultanze documentali, ai libri ed alle scritture contabili.

BANCA
CR FIRENZE

2008 JAN -9 A 10: 42

November 23th, 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington DC 20549
USA

Re. **<u>Cassa di Risparmio di Firenze S.p.A. - File number 82-5126 -</u> Information furnished pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934**

Dear Sirs:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act") granted previously to Cassa di Risparmio di Firenze, S.p.A. (the "Company"). In connection with the initial submission made on our behalf on November 22, 2000, we indicated that we would subsequently advise you of the number of holders of our ordinary shares resident in the United States. Based upon information provided to us by Monte Titoli, S.p.A. (the Italian national clearance and depositary system) and Clearstream Banking, S.A., as of May 2007, the number of holders of record of our ordinary shares resident in the United States is 90.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Should you need any further information, please do not hesitate to contact me at (+39) 055 2612284.

Yours sincerely,

Marco Falleri
Investor Relations

MI10208O - 200.000 - 09/2004

BANCA CR FIRENZE

Press release

MODIFICATION OF THE SHARE CAPITAL

Our company announces that the composition of its share capital has changed following the decision of bank executives of Banca CR Firenze S.p.A. and group companies, to whom the stock option plan was reserved, to exercise their right to subscribe newly-issued shares.

On November 2nd, 2007, 16,165 new shares have been subscribed and fully paid up.

The new composition of the company share capital is set forth hereunder:

	PRESENT SHARE CAPITAL			PREVIOUS SHARE CAPITAL		
	Euro	***Number of shares***	***Face value***	***Euro***	***Number of shares***	***Face value***
Total *of which*	828,724,733.00	828,724,733	1.00	828,708,568.00	828,708,568	1.00
Ordinary shares *(full entitlement)* *Coupon n° 2*	828,724,733.00	828,724,733	1.00	828,708,568.00	828,708,568	1.00

Attestations pursuant to article 2444 of the Italian Civil Code were filed for entry in the Florence Companies Register on November 28th, 2007.

Florence, November 29th, 2007

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

www.bancacrfirenze.it/investors

BANCA CR FIRENZE

CASSA DI RISPARMIO DI FIRENZE
Società per Azioni

Parent Company of *Gruppo Banca CR Firenze*
Banking Groups Registration N° 6160.6
Registered Head Office: via Bufalini 6, Florence
Capital shares: Euro 828,724,733.00 entirely paid
Register of Companies, Fiscal & VAT n° 04385190485

Articles of Association
Last update on 21 November 2007

Amendments to the text of the Article 5
following the exercise of stock options

Article 1 – Name

"Cassa di Risparmio di Firenze Società per Azioni", hereinafter also named "Banca CR Firenze SpA", is a joint stock company established pursuant to Law 218 of 30 July 1990, and Legislative Decree 356 of 20 November 1990, through the transfer of the banking business of the Cassa di Risparmio di Firenze as it was then called, and of which the Ente Cassa di Risparmio di Firenze (the "Transferring Institution") is a continuation.

The Company may use, along with its own distinctive brand marks, the names of other companies that it has absorbed in time, through mergers or other causes, as long as the other names are used jointly with its own company name, as specified above.

The Company is the parent company of the "Banca CR Firenze" group, pursuant to article 61 of Legislative Decree 385 of 1 September 1993.

Article 2 – Registered Office

The registered office of the Company is at Via Bufalini n. 6, Florence. The Board of Directors may establish partners and agencies in Italy and abroad, in accordance with the relevant governing legislation.

Article 3 – Duration

The Company's duration shall be until 31 December 2100. This term may be extended.

Article 4 - Purpose of the Company

The Company's purpose is to accumulate savings and provide loans in various forms, including activities that were performed by its predecessor, the Cassa di Risparmio di Firenze, pursuant to law or to administrative provisions, including loans against pledges, agricultural loans, and loans to artisans.

The Company may undertake all permitted transactions and banking and financial services, may issue bonds, and, subject to obtaining the required authorizations, establish and manage open pension funds pursuant to article 9 of Legislative Decree 124 of 21 April 1993, each allocated with its own separate and independent assets within the context of Company assets pursuant to article 2117 of the Civil Code, or to undertake custodian duties for the balances of the said funds.

The Company, in its capacity as parent company of the Banca CR Firenze group, controls and manages the various activities undertaken by the group in order to ensure overall stability, in the pursuit of economic, financial and asset growth.

In performing its management and coordination activities, the Company, in the interests of group stability, shall issue, *inter alia*, instructions to members of the group to comply with Bank of Italy regulations.

The Company may undertake any other transaction and activity not reserved by law to other parties, which is instrumental or in any way connected to the attainment of company objectives.

Article 5 - Registered capital

The share capital shall be **Euro 828,724,733.00** divided into **828,724,733 shares** of a nominal value of Euro 1.00 each. A share capital increase may be made by issuing shares against receivables or payment in kind.

Among all the operations executed by the Board of Directors, in accordance with article 2443 of the Civil Code and on the basis of the mandate it received from the General Shareholders' Meeting of 27 March 2000, on matters pertaining to the "Incentive Stock Plan" reserved to company executives and to executives employed by the other banks in the Group, pursuant to article 2441, paragraph 5, of the Civil Code, only the paid-in share capital increase decided by the Board of Directors on 31 July 2003 remains to be fully completed. To this date, in accordance to the resolutions voted by the General Meeting of Shareholders held on 27 April 2006, a maximum number of 4,080,000 shares of a current nominal value of Euro 1.00 each has been determined and may be subscribed from 1 August 2006 to 1 August 2009. At **20 November 2007**, following the implementation of the above-described operation a **total number of 3,813,184 shares had been issued.**

The shares are registered and indivisible.

Each share gives the holder the right to one vote.

By resolution of the extraordinary Meeting, preference shares may be issued, together with other categories of shares with various rights.

The purchase or subscription of shares, by any party, directly or through subsidiaries, trust companies, or through third parties, is subject to regulations governing capital holdings in banks and parent companies of banking groups.

Article 6 – Shareholders' Meeting

The legally constituted Shareholders' Meeting represents all shareholders, and its resolutions, adopted in accordance with law and the articles of association, are binding on all shareholders, including non-participating and dissenting shareholders.

The ordinary Meeting is held at least once a year, within four months of the close of the company's financial year.

Procedures for Meetings are regulated by appropriate standing orders approved by an ordinary Meeting. Meetings are chaired by the Chairman of the Board of Directors, or in his absence or inability to attend, by the Deputy Chairman. In the event of the absence or inability to attend of both the Chairman and the Deputy Chairman, the Meeting shall elect a Chairman from among those present.

The Meeting shall appoint a Secretary to assist the Chairman. The presence of the Secretary is not necessary when the minutes are drawn up by a Notary.

Without prejudice to powers to convene meetings and integrate the agenda provided by specific provisions of law, Meetings are called by the Chairman acting on appropriate resolutions of the Board of Directors, and may be convened in places other than the registered offices provided that they are held in Italy. Meetings are convened by means of a notice indicating the day, time, and place of the Meeting, together with an order of business, to be published in the daily newspaper *Il Sole 24 Ore* under the terms provided by current

legislation. The notice may also indicate the day fixed for a second Meeting, and, if necessary, for a third Meeting, if the first and second Meetings are inconclusive.

Article 7 – The right to attend General Meetings

To attend meetings of the company, it is necessary that, at least two working days prior to the date of the meeting, the Bank receives the right-to-vote certificate, pursuant and in accordance to article 85, paragraph 4 of the Legislative Decree 58 of 24/02/1998 and article 31 of Legislative Decree 213 of 24/06/1998, or a broker's certificate as per article 2370, paragraph 2 of the Civil Code. The shares quoted in the aforesaid certificates cannot be sold or used as the object of a financial transaction until the meeting has taken place, unless the shareholder rejects his right to attend the forthcoming meeting.

The Chairman of the Meeting shall be responsible for ascertaining the correct assembly proceedings and the true identity and voting rights of the participants in addition to directing and moderating discussions and ascertaining voting results.

Article 8 – Establishment and resolutions of Meetings

The provisions of law shall be observed in order to ensure that the Meetings and their relevant resolutions are validly established unless provided otherwise by these Articles of Association.

If a Banking Foundation (as defined hereunder) including the Transferring Institution, participating in an ordinary shareholders' meeting, is capable of exercising a vote that expresses the majority of the shares present and entitled to vote, on the basis of the capital present or represented at the meeting, as ascertained by the Chairman of the meeting during its course and immediately before each vote, the Chairman shall notify the meeting of this situation and exclude the Banking Foundation from the vote, for the purposes of the resolution in which this circumstance has occurred, limiting the number of shares that represent the difference plus one share between the number of shares of the said Banking Foundation and the total amount of shares of the remaining shareholders (other than the Banking Foundation), that are present and entitled to participate in the said vote.

Shares excluded from the vote pursuant to the second paragraph above shall however be taken into account for the regular establishment of the Shareholders' Meeting, but not for the majority required for the approval of resolutions of the Meeting.

For the purposes of these Articles of Association, "Banking Foundation" shall be understood as a shareholder that is classified as a banking foundation as governed by Law 461 of 23 December 1998, and by Legislative Decree no. 153 of 17 May 1999, as amended, or that is controlled directly or indirectly by one or more of the said Banking Foundations. For the purposes of the application of the second paragraph above of this Article 8, the shares of parties controlled by a Banking Foundation shall be included with those of the controlling Foundation.

The control indicated above applies in the cases provided for by Article 6 of Legislative Decree no. 153 of 17 May 1999, as supplemented by Article 6 of Ministerial Decree no. 150 of 18 May 2004, as amended.

The provisions of the second paragraph of this Article shall also apply when the vote expressing the majority of shares present and entitled to vote at ordinary shareholders' meetings pursuant to the said second paragraph includes the votes of other shareholders that directly or indirectly adhere to agreements on the

exercise of the right to vote or to the transfer of shares in the Company and in all cases to agreements and/or understandings in the nature of a voting pact pursuant to Article 122 of Legislative Decree no. 58 of 24 February 1998, and Article 20 of Legislative Decree no. 385 of 1 September 1993, in which the Banking Foundations have contributed the majority of syndicated shares. In such cases, the limitation of shares entitled to vote shall be applied to each shareholder in proportion to the total shares of parties to the agreement who are present at the meeting.

Article 9 – Board of Directors

The Company is administered by a Board of Directors appointed by the Shareholders' Meeting. The Board is composed of an even number between 10 and 18 members, including the Chairman of the Board, the number to be determined by the Shareholders' Meeting. The General Manager may also be appointed as a Director.

The Chairman and Deputy Chairman are appointed from among their own members by the Board of Directors, if not appointed by the Shareholders' Meeting.

Directors, unless resolved otherwise by a Shareholders' Meeting, shall serve three-year terms, in all cases serving until the Meeting called to approve the financial statement for the third financial year. Directors may be re-elected. If a majority of Directors cease to perform their functions due to resignation or for any other reason, the entire Board shall be considered as outgoing, although remaining with full powers until the a new board is elected. The remaining Directors must call a Shareholders' Meeting without delay for the purpose of appointing a new Board.

Directors shall be elected by a list voting system, as follows:

(i) the appointment of the Board of Directors shall take place on the basis of lists presented by shareholders pursuant to the following paragraphs, in which candidates must be listed by numerical order;

(ii) lists presented by shareholders must be deposited at the offices of the Company and published at the shareholders' expense in at least two national newspapers, one of which must be a financial newspaper, at least ten days before the date established for the initial Shareholders' Meeting;

(iii) each shareholder may present or contribute to the presentation of one single list, and each candidate may be presented in one single list on penalty of ineligibility;

(iv) shareholders who form part of the same group, i.e. the parent bank and entities directly or indirectly controlled by the parent bank, pursuant to Article 93 of Legislative Decree no. 58 of 24 February 1998, or who are linked by shareholders' agreements pursuant to Article 122 of the said Decree must be considered as a single shareholder and may not, as a group, present more than one list;

(v) only shareholders that, individually or together with other shareholders, are holders of shares representing at least 2.5% of the registered capital with a right to vote at ordinary shareholders' meetings or, if a lower percentage, by the different percentage of shares established by Consob Regulations pursuant to art. 147 ter of Italian Legislative Decree 58 of 24 February 1998; shall have the right to present lists; in order to attest to the holding of the necessary number of shares for presentation of lists, shareholders must present and/or deliver proper certification issued by the broker with whom the shares are deposited to the Company offices at least ten days before the date fixed for the initial Shareholders' Meeting.

(vi) together with each list, declarations by individual candidates, accepting the candidature and attesting, under their own responsibility, that no grounds exist for their ineligibility or incompatibility, that they possess the requirements for appointment to the post, and, where applicable, that they possess the requirements of independence provided by law and by the corporate governance code for listed companies,

which must be possessed by at least two candidates for each list, must be deposited within the aforementioned time limit;

(vii) each party entitled to vote may vote for a single list only. Shareholders who form part of the same group, i.e. the parent bank and entities directly or indirectly controlled by the parent bank, pursuant to Article 93 of Legislative Decree no. 58 of 24 February 1998, or who are linked by shareholders' agreements pursuant to Article 122 of the said Decree, including where only one has presented a list, may vote only for the said list (even where the list is formally presented by only one of the shareholders); similarly, shareholders that have presented a common list pursuant to point (v) above, may vote only for the said list;

(viii) lists for presentation of which all the provisions of this Article 9 have not been observed shall be considered as not presented;

(ix) the election of the Board of Directors shall proceed as follows:

(a) the votes obtained by the lists shall be divided successively by one, two, three, four, and so on, according to the number of Directors to be elected. The quotients thus obtained shall be assigned progressively to each of the candidates on the said list, according to the order respectively provided therein. The quotients thus attributed to the candidates of the various lists shall be arranged in a single list in decreasing order. Subject to the provisions of letters (b) to (g) below, those candidates who have achieved the highest quotients shall be elected. In the event that more than one candidate has received the same quotient, the candidate on the list that has still not elected a director or that has elected the lesser number of directors shall be elected. In the event that none of the said lists have yet elected a director, or all the lists have elected the same number of directors, the candidate from the said lists that has obtained the greater number of votes shall be elected;

(b) the list that has obtained the greater number of votes shall in all cases be assigned, in the progressive order in which candidates are listed in the said list, a number of directors equal to at least half those to be elected, plus two directors, obviously provided that, on the basis of the calculation indicated at letter (a), the said list is not entitled to a greater number of directors. Also elected Director is the first candidate on this list that proves not to be related, even indirectly, with shareholders presenting or voting upon the list receiving the greater number of votes, in accordance with art. 147 ter, paragraph 3 of Italian Legislative Decree 58 of 24 February 1998. Candidates elected thus shall be struck off in decreasing order from the list drawn up under the provisions of letter a), it being understood that the other candidates shall retain their original quotients;

(c) in derogation of the provisions of letter (b) above, if the list that has obtained the greater number of votes is presented exclusively by one or more Banking Foundations, a number of directors equal to no more than half of the total amount of directors to be elected shall be appointed from that list.

If the list that has obtained the greater number of votes has been presented by one or more Banking Foundations together with one or more other shareholders, the number of directors designated by Banking Foundations may not in any case exceed half the total of directors to be elected;

(d) directors not assigned to the majority list and to the first of the remaining lists not related to the majority list, within the terms indicated above shall be drawn from the other lists, applying the mechanism indicated at letter (a) above;

(e) each of the other lists shall be assigned a maximum number of three directors, according to the order indicated on each list. Each directorship in excess of this number shall be assigned in turn to the first of the candidates not elected in decreasing order, who belong to a list from which at least one and less than three directors have been drawn. In the absence of available lists, the excess directorships shall be assigned to the majority list in the listed order of non-elected candidates in accordance with the provisions of letters (b) and (c) above;

(f) at least two directors from the majority list that possess the independence requirements indicated at point (vi) must be drawn from the majority list, derogating from the list order if necessary; similarly, a further independent director must be drawn from each minority list that has nominated the maximum number of administrators permitted by letter (e) above;

(g) if no list is presented, the Shareholders' Meeting shall appoint the Board of Directors by the methods indicated at Article 8.

The Shareholders' Meeting shall provide, by the methods established at Article 8, for appointment of directors that, for any reason, are not appointed pursuant to the procedures indicated at the 4th paragraph above.

The Board shall appoint a Secretary and deputy Secretary who is either a Director or a Company Manager.

Article 10 – Board Meetings

The Board shall normally meet once a month, including in places other than the registered office, but within the European Union, upon the Chairman's convocation, who must, in all cases, call a Meeting when requested to do so by at least one third of Directors or by a member of the Board of Statutory Auditors..

Notice of the Meeting must be issued by registered letter to the address for service of Directors and Statutory Auditors, at least five days prior to the day of the Meeting. In cases of urgency, Meetings may be convened by telegram, telex, fax or other means that guarantee reception, with reduced notice of twenty-four hours.

If the Chairman is absent or unable to attend, the Board shall be chaired by the Deputy Chairman. In his absence, the Board shall be chaired by the longest serving Director. The longest serving Director shall be understood as the Director who has served uninterruptedly for the longest time. In the event of a tie due to contemporaneous appointment, the eldest Director shall serve.

In order for resolutions of the Board of Directors to be valid, a majority of sitting Directors must be present, and resolutions must be taken by an absolute majority of those present.

If the General Manager is not a Director, he may participate in Board Meetings without voting rights.

The Secretary or his replacement shall be responsible for drawing up the minutes of each meeting, which must be signed by the person chairing the meeting and the Secretary.

Participation in meetings of the Board of Directors through the use of videoconference systems is permitted provided that all entitled parties may participate and be identified, are capable of intervening in the discussion in real time, and may receive, examine, and transmit documents. The Board meeting shall be considered as held in the place in which the Chairman and Secretary are present.

Article 11 – Directors' remuneration

Board members are entitled to remuneration in accordance with the resolutions adopted by the Shareholders' Meeting which shall determine the amount, a fixed annual fee and attendance fees, and reimbursement, including by lump sum payment, of expenses incurred in the exercise of their office.

In accordance with the recommendation of the Statutory Auditors, the Board shall determine the remuneration due to Directors who have been assigned particular responsibilities under these Articles of Association, or other particular assignments, mandates or duties.

Article 12 – Powers of the Board

The Board of Directors possesses all the powers for the ordinary and extraordinary administration of the Company that have not been reserved, by inviolable provision of law or of the Articles of Association, to the Shareholders' Meeting.

The Board of Directors is empowered to vote resolutions pertaining to the following issues: amendments to company bylaws to conform them to new legal regulations, mergers and divisions specifically foreseen in articles 2505 and 2505 bis, and referred to under article 2506 ter, of the Civil Code and share capital decreases when one or more shareholders withdraw. Reference is always made to article 2436 of the Civil Code.

The Board of Directors shall appoint an Executive Committee from among its own members, determining its functions and powers, and may appoint a Managing Director, setting out the limits of their authority.

For specific actions, for individual transactions and specific sections of Company management, the Board may also confer mandates on individual Directors, determining the limits of their mandates and the powers granted to them.

Resolutions concerning the following matters are reserved to the Board of Directors and may not be delegated, other than where provided by law:

a) the determination of general management guidelines;

b) the appointment of the General Manager, one or more Deputy General Managers and the Executive responsible for the preparation of financial statements, together with their revocation, removal or termination.

c) the determination of the highest level organizational structure of the Company and the relevant internal regulations, including the definition of personnel policy;

d) the purchase and sale of its own shares;

e) the acquisition or transfer of shareholdings that may affect the composition of the banking group and significant transactions with related parties;

f) the determination of the functions and powers to be granted to the Executive Committee, the Managing Director, if appointed, to Directors to whom any particular mandates have been granted, and to the General Manager, including in relation to the granting of credit, and at the General Manager's suggestion supervisors of distribution units and other Company employees on the basis of their functions;

g) the approval of consolidated financial statements.

h) the definition of general group strategies and the relevant implementation criteria, in particular in relation to capitalization policies, distribution channels, share acquisition or divestment, personnel policies, and the definition of uniform methods for the implementation of regulations and instructions issued by the Supervisory Body and the approval of group Regulations.

i) the resolutions described in the second paragraph of article 12 of the bylaws.

By appropriate resolution and in all cases for the purpose provided by law, the Board may vest Directors, the General Manager, Company employees, and all levels of employees of related or subsidiary companies operating in the context of corporate organization with powers of signature and representation of the Company, including in legal proceedings.

In cases of need and urgency, the Chairman, by agreement with the General Manager, may assume decisions reserved to the Board, except for those set out in the fifth paragraph above, and all decisions reserved to the Executive Committee with immediate effect against third parties. The competent Body must be notified of any such decision at its next meeting.

The Board of Directors shall promptly notify the Statutory Auditors of its activities and the most significant economic, financial and asset operations undertaken by the Company or by subsidiaries, with particular reference to operations involving interests of one or more members, directly or through third

parties. Notifications, at least on a quarterly basis, shall be made verbally during Board meetings or by written notification to the Board of Auditors.

Article 13 – Chairman

The Chairman has the power to legally represent the Company in its relations with third parties and in legal proceedings. The Chairman convenes and chairs Shareholder's meetings, the Board of Directors, and the Executive Committee, with responsibility for initiatives and coordination.

If the Chairman is absent or unable to attend, he shall be replaced by the Deputy Chairman or in the latter's absence, by the longest serving Director, identified by the terms indicated at article 10, paragraph 3.

Article 14 – Executive Committee

The Executive Committee is composed of a minimum of 5 and a maximum of 8 members.

The Chairman, Deputy Chairman, Managing Director, where appointed, and the General Manager, when the latter is a member of the Board of Directors, shall be ex-officio members of the Executive Committee.

The term of office of non ex-officio members of the Committee shall be established by the Board of Directors. The frequency of meetings and procedures for convening meetings shall be established by the Committee itself.

The provisions of article 10, paragraphs 4 et seq. shall apply in relation to the validity of resolutions and other regulations for meetings and the keeping of minutes. The Secretary of the Board of Directors shall perform the function of Secretary of the Committee.

The Executive Committee shall report to the Board of Directors and the Statutory Auditors, at least on a quarterly basis, during meetings or by written document with respect to general management trends, their foreseeable evolution, and the most significant operations undertaken by the Company and its subsidiaries in terms of size and nature. This obligation shall extend to the Managing Director, if appointed.

Article 15 – Board of Auditors

The ordinary meeting shall appoint three Statutory Auditors and two alternate auditors. Statutory and Alternate Auditors, whether acting or replacement, must possess the requirements set by the regulations and may be re-elected.

Auditors shall serve three-year terms, in all cases serving until the Meeting called to approve the financial statement for the third financial year.

At least one statutory and one alternate auditor must be entered in the register of auditors held by the Ministry of Justice and have acted s statutory auditor for a period of not less than three years.

Pursuant to paragraph 3 of article 1 of Ministry of Justice Decree no. 162 of 30 March 2000, the sectors that strictly relate to company activities are those of credit, finance, and insurance.

The functions and remuneration of Auditors shall be in accordance with the law. Auditors are also entitled to the same attendance fees as Directors, as provided by the Shareholders' Meeting, and to reimbursement, including by lump sum payment, of expenses incurred in performing their duties.

Persons who are in situations legally declared incompatible or who do not possess the requirements of integrity, professionalism and independence established by law and/or by secondary implementation regulations may not be elected Auditors, or if elected, shall forfeit their office.

The Statutory Auditors, through a written notice signed by the Chairman of the Board of Statutory Auditors, must immediately give *Banca d'Italia* information on all those documents and events which have emerged in the course of their activities and which imply irregularities in the company's management or violations of banking activities rules.

Article 16 – Appointment of Board of Auditors

The Board of Auditors shall be established on the basis of lists presented by shareholders in accordance with the procedures indicated below, and in any event in compliance with the provisions of art. 148, paragraph 2 of Italian Legislative Decree 58 of 24 February 1998 and related enactment measures.

For this purpose, lists of candidates are presented in accordance with terms and methods specified by applicable legal regulations. The lists are divided into two sections, one concerning candidates to the office of auditor, the other concerning candidates to the office of substitute auditor. At least one candidate must be nominated in each section and the names are listed in order by consecutive numbering.

For each candidate, the subsistence or otherwise of the requirements specified in art. 15, paragraph 3 of these articles of association must be indicated, and must be met by at least the first candidate in each section of each list presented. The lists must also be accompanied by documents and information as required by applicable law, and in any event by the declarations from each individual candidate accepting their nomination and confirming, under their own responsibility, that the requirements are met, as prescribed under current law, in order to be appointed to office. Each candidate may be proposed in a single list only, on penalty of ineligibility.

With regard to the minimum shareholding necessary for the presentation of lists, and related documentation to confirm such a holding, the provisions of law and regulations on this matter shall apply, together with the provisions of these articles of association governing the election of the Board of Directors, in particular article 9, paragraph 4 (v).

Any list presented that fails to observe the aforementioned provisions shall be deemed not to have been presented.

Each shareholder, or group of related shareholders, this term intended as those shareholders related under the terms of art. 9, paragraph 4 (iv) or (vii), may not present or vote for more than one list, as individuals or via a third party or trustee. Each shareholder contributing to the presentation of a list may vote upon that list only.

The two candidates from the section of the list that has obtained the greater number of votes, and the first candidate from the section of the first of the remaining lists which obtained the greater number of votes and is not related to the first list, pursuant to art. 148, paragraph 2 of Italian Legislative Decree 58 of 24 February 1997 and related enactment measures shall be elected Statutory Auditors. The first candidate in the section of the list that has obtained the greater number of votes, and the first candidate in the section of the remaining obtaining the greater number of votes and is not related, as specified above, to the first. shall be elected alternate auditors. In the event of parity of votes between two or more lists, the candidates shall be elected in order of seniority until the vacant posts have been assigned.

The candidate elected from the list from which, previously, only one acting auditor was elected shall be appointed Chairman. In the event of replacement of a Statutory Auditor drawn from the list that obtained the greater number of votes, the said replacement shall be drawn from the same list. Similarly, the replacement of an auditor drawn from the minority list, as specified above, will be made from said list and will assume the role of Chairman of the Board of Statutory Auditors.

If only one list is presented, or in any event there exists no other list distinct from that obtaining the greater number of votes, the acting and substitute auditors will be appointed from the first or only list, in the order in which they are listed. The first candidate from the section specific to acting auditors will be appointed Chairman.

For the appointment of acting and substitute auditors which for any reason are not appointed in accordance with procedures as specified above, the Shareholders' Meeting shall decide under the terms of article 8.

The appointment of Auditors for completion of the Board in accordance with article 2401 of the Civil Code shall be made by the Shareholders' Meeting under the terms of article 8. If it proves necessary to reintegrate the number of members elected from the minority list, prior to voting the Chairman will exclude from the vote all share quotients represented at the meeting for which the holder is the shareholder, or group of related shareholders pursuant to paragraph 5 above, in possession, also jointly in the case of related shareholders, of the highest share capital holding, calculated on quotients indicated in the list of shareholders, from compulsory communications issued by the shareholders and from any other information available to the Bank.

Shareholdings excluded from the vote pursuant to the above paragraph are in any event taken into account for the purposes of the duly constituted Shareholders' Meeting, but not also for the purpose of the majority required for the approval of Shareholders' Meeting resolutions. .

Article 17 – Powers to convene meetings

The Board of Auditors may, by written communication to the Chairman, convene a Shareholders' Meeting, or meetings of the Board of Directors, or the Executive Committee. This power to convene meetings may also be exercised by at least two members of the Board of Auditors. Each individual auditor may also convene a meeting of the Board of Directors or the Executive Committee.

Article 18 – Authority for signature and representation of the company

Powers of signature and representation of the company, including powers to act in legal proceedings, may be awarded to the parties indicated in paragraph 6 of article 12, including by proxy signed by the Chairman according to the methods, limits, and for the purposes established by the Board of Directors.

The Board may also, for specific actions or categories of actions, authorize the Chairman to award proxies to persons external to the Company.

Article 19- General Manager

The General Manager is at the head of the Company's organizational structure and personnel, and exercises functions in the context of the provisions of these articles and the powers granted by the Board of Directors.

In particular, the General Manager:

manages resource strategy, establishes tasks and formulates qualitative and quantitative objectives for Group companies, in the context of the guidelines and according to the powers awarded to him by the Board.

undertakes all the measures relating to personnel of every type that are not reserved to the Board under article 12, paragraph 4, according to criteria fixed by the Board of Directors, and proposes all other measures relating to personnel to the Board of Directors or the Executive Committee.

for actions and issues not within his/her own competence, formulates duly prepared proposals to submit to the Company's collective decision-taking bodies, including for activities relating to the role of the parent company, according to the relevant powers, and provides for the execution of the resolutions adopted by the said Bodies.

ensures the correct performance of duties assigned to employees, including by means of inspections, investigations, and assessments.

arranges for collections and payments, with powers of mandate to other employees.

signs ordinary correspondence, endorsements, deeds, agreements, undertakings and documents in general that involve the ordinary activity of the Company and appends receipts to bills of exchange, credit instruments, cheques and orders issued by public and private administrations, with the power to delegate the powers to managers, executives and employees designated by him/her.

permits reductions, cancellations, subrogations and endorsements of mortgages, mortgage transcriptions and registrations, lift distraints, challenges, and other impediments of any kind, renounces subscription rights, with reference to corresponding reductions or credit settlements, with the power to delegate the said powers to managers, executives and employees designated by him/her.

take preventive measures to protect the Company names, including by means of applications for monitoring, precautionary and urgent provisions, including all that is considered necessary, as preventative measures, in the Company interest, with powers to award the relevant powers of attorney, and to delegate the said powers to managers, executives, and employees designated by him/her.

When not called to be a member of the Board of Directors, the General Manager participates in meetings of both the Board and the Executive Committee, without voting rights, exercising his/her constructive functions.

The General Manager is assisted by one or more deputy General Managers and/or Central Directors who replace him/her in if absent or unable to attend, according to the provisions of the Board of Directors.

The signature of the General Manager's replacement shall serve as evidence of the latter's absence or incapacity against third parties.

Subject to approval from the Board of Statutory Auditors, the Board of Directors appoints the executive responsible for the preparation of financial statements pursuant to art. 154 bis, Italian Legislative Decree 58 of 24 February 1998. Subjects called upon to perform such duties are only those subjects with at least three years' experience in management, professional or university teaching activities.

The executive appointed to prepare the financial statements is also appointed manager of an organizational structure which, as part of the Bank organization, must report directly to the General Manager or to direct line managers of the General Manager.

Article 20 – Financial Statements

The company financial year shall close on 31st December of each year.

In accordance with the provisions of law, the Board shall arrange for the preparation of the financial statement and the preparation and approval of the consolidated financial statement at the end of each financial year.

Article 21 – Profit distribution

The net profit resulting from the consolidated financial statements shall be allocated as follows:

a portion not less than 5% to the legal reserve, until the extent of the reserve reaches one fifth of the registered capital.

to the statutory reserve or any other reserve funds resolved by the Shareholder's meeting.

the residue to the holders of shares, subject to any allocation of a portion of profits not exceeding 2% of the total for charitable, cultural, scientific or Company image promotion purposes, determined by the Shareholder's meeting.

Dividends not redeemed within five years from the day in which the become payable shall be considered lapsed in favour of the Company, and allocated to the reserve fund.

The Board of Directors may resolve the distribution of advance payments on dividends in the cases, by the methods and within the limits allowed by current legal provisions.

Article 22 – Winding-up

The liquidation of the Company, at any time and for any reason, shall be governed by the provisions of the law.

Article 23 – General Provisions

Any matter not expressly provided for in these Articles shall be governed by the provisions of Law.

BANCA CR FIRENZE RECEIVED

2007 - New branches

Province	BCRF Group as of 31 Dec. 2006*	2007 Openings	2007 Closings	BCRF Group as of 31 Dec. 2007
Firenze	136		1	135
Arezzo	34	1		35
Bologna	17			17
Ferrara	0	1		1
Genova	2			2
Grosseto	16			16
La Spezia	52	1		53
Livorno	10			10
Lucca	21	1		22
Mantova	7			7
Massa-Carrara	18		2	16
Modena	20			20
Parma	2			2
Perugia	18			18
Pisa	13			13
Pistoia	53	1		54
Prato	15			15
Ravenna	0	1		1
Reggio-Emilia	3	1		4
Rimini	0	1		1
Roma	47	6		53
Siena	19			19
Terni	22			22
Verona	1			1
Viterbo	13			13
Italian branches	**539**	14	3	**550**
BCRF Romania S.A.	11	8		19
GROUP	**550**	36	6	**569**

*Following the change of the methods governing the inclusion of branches within the list, the figure communicated last year - no. 552 - has to be reduced to 550

January 3rd , 2008

END